

Western
New England Bancorp

Better banking begins with
GREAT PEOPLE.

2025 ANNUAL REPORT

Rooted in
RELATIONSHIPS.
Ready for
WHAT'S NEXT.



Dear Shareholder,

At Westfield Bank, better banking begins with great people. Every relationship we build, every decision we make, and every result we achieve starts with the people who show up every day for our customers, our communities, and one another.

I'm grateful to Westfield Bank employees across Western Massachusetts and Connecticut. Their local knowledge, responsiveness, and commitment to personal service continue to set us apart. I also want to thank our senior management team for their leadership, our Board of Directors for their guidance, and our customers for the trust they place in us. It's a trust we work to earn every day.

In 2025, that trust translated into strong performance and continued momentum. Net interest income continued to grow, supported by disciplined funding cost management in a challenging interest rate environment. The net interest margin rose 30 basis points to 2.75% for the year ended December 31, 2025. Total loans grew $113.2 million, or 5.5%, driven by increases in commercial real estate loans, commercial and industrial loans, and residential real estate loans. Asset quality remains strong, consistent with our prudent credit culture and relationship-based lending.

Deposit growth in 2025 reflected confidence in our franchise. Total deposits were $2.4 billion, an increase of $98.3 million, or 4.3% from the previous year, with core deposits increasing $111.9 million, or 7.2%, from December 31, 2024. We remain focused on growth and retention of our customer deposit relationships within our local markets, which helps to diversify our deposit base and strengthen our balance sheet.

As of December 31, 2025, we remain well-capitalized, with a healthy liquidity position supported by a stable core deposit base and access to substantial sources of liquidity, which supports our strategic focus of continued loan growth, investments in technology, and continually improving our customer experience.

This year we honored the retirements of three dedicated leaders: Tom Cebula, Senior Vice President, Small Business Lending; Rick Hanchett, Senior Vice President, Commercial Lending; and Denise Begley, First Vice President, Branch Administration and Retail Banking Operations. Each has been instrumental in shaping our culture and overall growth.

Through volunteerism and giving, we continued to support causes that matter, like food insecurity efforts and local nonprofits. We're proud recipients of Rachel's Table's Leading with Community Award, and The Boston Business Journal's Corporate Citizenship Award, which recognizes the top 100 most charitable companies in Massachusetts.

Thanks to our people, customers, and partners, local banking at Westfield Bank isn't just strong. It's better than ever.

James C. Hagan
President and Chief Executive Officer

Securities and Exchange Commission
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

Commission File No.: 001-16767

Western New England Bancorp, Inc.
(Exact name of registrant as specified in its charter)

Massachusetts	73-1627673
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

141 Elm Street, Westfield, Massachusetts 01085
(Address of principal executive offices, including zip code)

(413) 568-1911
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

(Title of each class)	*(Trading Symbol)*	*(Name of each exchange on which registered)*
Common Stock, $0.01 par value per share	WNEB	The NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer   Accelerated filer ☒ Non-accelerated filer   Smaller reporting company ☒ Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant as of June 30, 2025, was $189,164,244. This amount was based on the closing price as of June 30, 2025 on the NASDAQ Global Select Market ("NASDAQ") for a share of the registrant's common stock, which was $9.23 on June 30, 2025.

As of March 3, 2026, the registrant had 20,260,598 shares of common stock, $0.01 par value, issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the Proxy Statement for the 2026 Annual Meeting of Shareholders are incorporated by reference into Part III of this report.

WESTERN NEW ENGLAND BANCORP, INC.
ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED
DECEMBER 31, 2025

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

We may, from time to time, make written or oral "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including statements contained in our filings with the Securities and Exchange Commission (the "SEC"), our reports to shareholders and in other communications by us. This Annual Report on Form 10-K contains "forward-looking statements" with respect to the Company's financial condition, liquidity, results of operations, future performance, and business. Forward-looking statements may be identified by the use of such words as "believe," "expect," "anticipate," "should," "planned," "estimated," and "potential." Examples of forward-looking statements include, but are not limited to, estimates with respect to our financial condition, results of operations and business that are subject to various factors which could cause actual results to differ materially from these estimates. These factors include, but are not limited to:

- unpredictable changes in general economic or political conditions, financial markets, fiscal, monetary and regulatory policies, including actual or potential stress in the banking industry;
- unstable political and economic conditions, including but not limited to the effects of federal government shutdowns and changes in tariff policies, which could materially impact credit quality trends and the ability to generate loans and gather deposits;
- inflation and governmental responses to inflation, including potential future increases in interest rates that reduce margins;
- the effect on our operations of governmental legislation and regulation, including changes in accounting regulation or standards, the nature and timing of the adoption and effectiveness of new requirements under applicable laws and regulations, including bank capital rules and other requirements;
- declines in real estate values in the Company's market area, which may adversely affect our loan production;
- significant changes in accounting, tax or regulatory practices or requirements;
- new legal obligations or liabilities or unfavorable resolutions of litigation;
- disruptive technologies in payment systems and other services traditionally provided by banks;
- the highly competitive industry and market area in which we operate;
- operational risks or risk management failures by us or critical third parties, including without limitation with respect to data processing, information systems, cybersecurity, technological changes, vendor issues, business interruption, and fraud risks;
- failure or circumvention of our internal controls or procedures;
- changes in the securities markets which affect investment management revenues;
- increases in Federal Deposit Insurance Corporation deposit insurance premiums and assessments;
- the soundness of other financial services institutions which may adversely affect our credit risk;
- certain of our intangible assets may become impaired in the future;
- the duration and scope of potential pandemics, including the emergence of new variants and the response thereto;
- new lines of business or new products and services, which may subject us to additional risks;
- changes in key management personnel which may adversely impact our operations;
- severe weather, natural disasters, acts of war or terrorism and other external events which could significantly impact our business; and
- other risk factors detailed from time to time in our SEC filings.

Investors should consider these risks, uncertainties, and other factors in addition to the factors under the heading "Risk Factors" included in this filing and our other filings with the SEC.

Although we believe that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from the results discussed in these forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We do not undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by law.

Unless the context indicates otherwise, all references in this prospectus to "Western New England Bancorp," "WNEB," "we," "us," "our company," and "our" refer to Western New England Bancorp, Inc. and its subsidiaries (including Westfield Bank, CSB Colts, Inc., Elm Street Securities Corporation, WFD Securities, Inc. and WB Real Estate Holdings, LLC).

PART I

ITEM 1.   BUSINESS.

General.

Western New England Bancorp, Inc. ("WNEB" or "Company") (f/k/a "Westfield Financial, Inc.") headquartered in Westfield, Massachusetts, is a Massachusetts-chartered stock holding company and is registered as a savings and loan holding company with the Federal Reserve Board under the Home Owners' Loan Act, as amended (the "HOLA"). In 2001, the Company reorganized from a Massachusetts-chartered savings bank holding company to a Massachusetts-chartered stock corporation with the second step conversion being completed in 2007. WNEB is the parent company and owns all of the capital stock of Westfield Bank ("Westfield" or "Bank"). The Company is also subject to the jurisdiction of the SEC and is subject to the disclosure and other regulatory requirements of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as administered by the SEC. Western New England Bancorp is traded on the NASDAQ under the ticker symbol "WNEB" and is subject to the NASDAQ stock market rules. At December 31, 2025, WNEB had consolidated total assets of $2.7 billion, total net loans of $2.2 billion, total deposits of $2.4 billion and total shareholders' equity of $247.6 million.

Westfield Bank, headquartered in Westfield, Massachusetts, is a federally-chartered savings bank organized in 1853 and is regulated by the Office of the Comptroller of the Currency ("OCC"). The Bank is a full-service, community oriented financial institution offering a full range of commercial and retail products and services as well as wealth management financial products. As of December 31, 2025, the Bank had twenty-five branches and seven freestanding automated teller machines ("ATMs"). The Bank also conducts business through an additional fourteen freestanding and thirty-three seasonal or temporary ATMs that are owned and serviced by a third party, whereby the Bank pays a rental fee and shares in the surcharge revenue. All branch and ATM locations serve Hampden County and Hampshire County in western Massachusetts and the Capital Region in Connecticut. The Bank also provides a variety of banking services including telephone and online banking, remote deposit capture, cash management services, overdraft facilities, night deposit services, and safe deposit facilities. As a member of the Federal Deposit Insurance Corporation ("FDIC"), the Bank's deposits are insured up to the maximum FDIC insurance coverage limits. The Bank is also a member of the Federal Home Loan Bank of Boston ("FHLB").

On October 21, 2016, the Company acquired Chicopee Bancorp, Inc. ("Chicopee"), the holding company for Chicopee Savings Bank and in conjunction with the acquisition, the name of the Company was changed to Western New England Bancorp, Inc. The transaction qualified as a tax-free reorganization for federal income tax purposes.

Subsidiary Activities.

Western New England Bancorp, Inc. has two subsidiaries that are included in the Company's consolidated financial statements:

- **Westfield Bank.** The Company conducts its principal business activities through its wholly owned subsidiary Westfield Bank.

- **WFD Securities, Inc. ("WFD")**. WFD is a Massachusetts chartered security corporation, for the primary purpose of holding qualified securities.

Westfield Bank has three wholly owned subsidiaries that are included in the Company's consolidated financial statements:

- **Elm Street Securities Corporation ("Elm").** Elm is a Massachusetts-chartered security corporation, formed for the primary purpose of holding qualified securities.

- **WB Real Estate Holdings, LLC. ("WB").** WB is a Massachusetts-chartered limited liability company formed for the primary purpose of holding other real estate owned ("OREO").

- **CSB Colts, Inc. ("CSB Colts").** CSB Colts is a Massachusetts-chartered security corporation, formed for the primary purpose of holding qualified securities. CSB Colts was acquired on October 21, 2016, in conjunction with the acquisition of Chicopee.

Market Area.

Westfield Bank's headquarters are located at 141 Elm Street in Westfield, Massachusetts. The Bank's primary lending and deposit market areas include all of Hampden County and Hampshire County in western Massachusetts and the Capital Region in Connecticut. The Bank operates twenty-five banking offices in Agawam, Chicopee, East Longmeadow, Feeding Hills, Holyoke, Huntington, Ludlow, South Hadley, Southwick, Springfield, Ware, West Springfield and Westfield, Massachusetts and Bloomfield, Enfield, Granby and West Hartford, Connecticut. We operate full-service ATMs at our branch locations and have seven freestanding ATM locations in Holyoke, Southwick, Springfield, West Springfield and Westfield, Massachusetts. The Bank also conducts business through an additional fourteen freestanding and thirty-three seasonal or temporary ATMs that are owned and serviced by a third party, whereby the Bank pays a rental fee and shares in the surcharge revenue. In addition, we provide online banking services, including online deposit account opening and residential mortgage and consumer loan applications through our website at www.westfieldbank.com.

The markets served by our branches are primarily suburban markets located in western Massachusetts and in Connecticut. Westfield, Massachusetts, is located near the intersection of U.S. Interstates 90 (the Massachusetts Turnpike) and 91. Our middle market and commercial real estate lending team is located in Springfield, the Pioneer Valley's primary urban market. The Pioneer Valley of western Massachusetts encompasses the sixth largest metropolitan area in New England. The Springfield metropolitan area covers a relatively diverse area ranging from densely populated urban areas, such as Springfield, to outlying rural areas. Our Financial Services Center in West Hartford serves as our Connecticut hub, housing employees across all commercial and retail lines of business. Our markets fall within New England's Knowledge Corridor, an interstate partnership of regional economic development, planning, business, tourism and educational institutions that work together to advance the region's economic progress.

A diversified mix of industry groups are concentrated in western Massachusetts and Connecticut, including manufacturing, health care, higher education, wholesale and retail trade and service. The economies of our primary markets have benefited from the presence of large employers such as Baystate Medical Center/Baystate Health, Big Y Foods, Center for Human Development, Holyoke Medical Center, MassMutual Financial Group, Mercy Medical Center/Trinity Health of New England, Mestek, MGM Springfield, Verizon and Westover Air Reserve Base in Massachusetts, and Aetna, Air National Guard, Collins Aerospace/RTX, Connecticut Children's Medical Center, The Hartford Financial Services Group, Hartford Hospital/Hartford HealthCare, Kaman Corporation, LEGO Systems, Talcott Financial Group and The Travelers Indemnity Company in Connecticut. Other employment and economic activity is provided by financial institutions, colleges and universities, hospitals, and a variety of wholesale and retail trade business. Our Hampden County market also enjoys a strong tourism business with attractions such as the Eastern States Exposition, which operates The Big E, the largest fair in the northeast, the Basketball Hall of Fame, MGM Springfield and Six Flags New England.

Competition.

The Company faces significant competition to attract and retain customers within existing and neighboring geographic markets. The Company competes actively with local, regional, and national financial institutions, as well as credit unions which have a large presence in the region. Competition for loans, deposits and cash management services, and investment advisory assets also comes from other businesses that provide financial services, including consumer finance companies, mortgage brokers and lenders, private lenders, insurance companies, securities brokerage firms, institutional mutual funds, registered investment advisors, non-bank electronic payment and funding channels, internet-based banks and other financial intermediaries.

We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Technological advances, for example, have lowered the barriers to market entry, allowed banks and other lenders to expand their geographic reach by providing services over the internet and made it possible for non-depository institutions to offer products and services that traditionally have been provided by banks. Changes in federal laws permit affiliation among banks, securities firms and insurance companies, which promotes a competitive environment in the financial services industry.

At June 30, 2025, which is the most recent date for which data is available from the FDIC, we held approximately 13.5% of the deposits in Hampden County, which was the third largest market share out of the eighteen banks and thrifts with offices in Hampden County.

Human Capital.

We understand that our human capital is one of our most valuable assets and a key to our success. The Company is an equal opportunity employer and maintains hiring practices and policies that foster and promote a diverse and inclusive workforce. We strive to create a workplace for our employees that is inclusive, supportive, and free of any form of discrimination or harassment, rewarding and recognizing our employees based on their individual results and performance as well as that of their department and the Company overall. We are dedicated to recruiting, developing and promoting a diverse workforce to meet the current and future demands of our business.

Talent Management

We have been successful in attracting, developing and retaining qualified and competent staff. The Company believes that it has had and continues to have strong employee relations. Our talent management strategy ensures we leverage the talent needed, not just for today, but also for our future. Our employees are the foundation of our success and are responsible for upholding our guiding principles of integrity, trust, empathy, collaboration, strong work ethic, loyalty, inclusion and a professional and positive attitude.

As of December 31, 2025, the Bank employed 334 total employees, with 292 employed full-time and 42 employed part-time. Employee retention helps the Company operate efficiently and effectively. As of December 31, 2025, our average employee tenure was eight years.

There are many factors that contribute to the success of the Company. We actively encourage and support the growth and development of our employees. Whenever practical, management generally seeks to fill positions by promotion and transfer opportunities from within the organization. Career development is advanced through ongoing mentoring and professional development programs, as well as internally and externally developed training programs.

Employee Compensation and Benefits

Management promotes its core values through prioritizing concern for employees' well-being, supporting employees' career goals, offering competitive wages, and providing valuable fringe benefits. The Company maintains a comprehensive employee benefit program providing, among other benefits, group medical, dental and vision insurance, health savings accounts and flexible spending accounts, life insurance and disability insurance, a 401(k) Safe Harbor Plan with a competitive company match, an employee stock ownership plan, short-term and long-term incentive compensation programs, tuition reimbursement, paid time off, including vacation days and paid holidays, and wellness and employee assistance programs. In addition, on an annual basis, the Company may make a discretionary profit share contribution to each participant.

Workplace Health and Safety

The safety, health and wellness of our employees is considered a top priority. On an ongoing basis, the Company promotes the health and wellness of its employees and strives to keep the employee portion of health care premiums competitive with local competition. We communicate to our employees on a monthly basis through email and the Company's intranet, sharing articles and best practices on mental, emotional and physical well-being, health savings account and flexible spending account use, resources to find cheaper prescriptions and other related topics. Our employees also have access to a platform that gives them the ability to participate in interactive activities for wellness classes, stress management, mindfulness, healthy eating and health plan literacy.

Lending Activities.

Loan Approval Procedures and Authority.

Our lending activities follow written, nondiscriminatory underwriting standards and loan origination procedures established by the Company's Board of Directors (the "Board") and Management. On an annual basis, the Board approves the Bank's Loan Policy (the "Loan Policy"). The Loan Policy governs the conditions under which loans are made, addresses the lending authority of loan officers, documentation requirements, appraisal policy, charge-off policies and desired portfolio mix. The Executive Committee of the Board approves loan relationships exceeding certain prescribed dollar limits as outlined in the Loan Policy.

Loans to One Borrower Limit.

The Bank may not make a loan or extend credit to a single borrower or related group of borrowers if the aggregate of all loans or extensions of credit to that single borrower or related group of borrowers would be in excess of 15% of the Bank's unimpaired capital and surplus. At December 31, 2025, the Bank's regulatory limit on loans to one borrower was $41.5 million. Our internal loan to one borrower limit is $39.1 million. At December 31, 2025, our largest lending relationship, secured by a 57-unit residential condominium building in Connecticut, had a total loan exposure of $22.6 million, with no outstanding balance at December 31, 2025. At December 31, 2025, our second largest lending relationship, secured by an industrial property in Massachusetts, had a total loan exposure of $19.2 million, of which $18.1 million was outstanding. At December 31, 2025, our top ten largest lending relationships have an average exposure of $18.2 million, or 6.6% of total bank risk-based capital, with a range in exposure from $15.1 million, or 5.5% of total bank risk-based capital, to $22.6 million, or 8.2% or total bank risk-based capital. The Bank continually monitors its loan portfolio to review compliance with new and existing regulations.

The Bank offers a variety of loan products to its customers, including residential and commercial real estate loans, commercial loans, and installment loans. The Bank primarily extends loans to customers located within the Company's footprint. In 2025 and 2024, interest income on loans represented 80.4% and 80.6% of the total revenues of the Company, respectively. At December 31, 2025, the Bank's loan portfolio totaled $2.2 billion, or 79.7% of total assets, compared to $2.1 billion, or 78.0% of total assets, at December 31, 2024.

The Company's primary lending focus is to generate high quality commercial loan relationships achieved through active business development efforts, long-term relationships with established commercial developers, community involvement, and focused marketing strategies. Loans made to businesses, non-profits, and professional practices may include commercial real estate loans, construction and land development loans, commercial and industrial loans, including lines of credit and letters of credit. Loans made to individuals may include conventional residential real estate loans, home equity loans and lines of credit, residential construction loans on owner-occupied primary and secondary residences, and secured and unsecured personal loans and lines of credit. The Company manages its loan portfolio to avoid concentration by industry, property type, relationship size, and source of repayment to lessen its credit risk exposure.

Interest rates on loans may be fixed or variable and variable rate loans may have a fixed initial period before periodic rate adjustments begin. Individual rates offered are dependent on the associated degree of credit risk, term, underwriting and servicing costs, loan amount, and the extent of other banking relationships maintained with the borrower, and may be subject to interest rate floors. Rates are also subject to competitive pressures, the current interest rate environment, availability of funds, and government regulations.

The Company employs a seasoned commercial lending staff, with commercial lenders to support the Company's loan growth strategy. The Company contracts with an external third-party loan review company to review the internal credit ratings assigned to loan relationships in the commercial loan portfolio on a pre-determined schedule, based on the type, size, rating, and overall risk of the loan. During the course of their review, the third party examines a sample of loans, including new loans, existing relationships over certain dollar amounts and classified loans. The Company's internal residential origination and underwriting staff originate residential loans and are responsible for compliance with residential lending regulations, consumer protection and internal policy guidelines. The Company's internal compliance department monitors the residential loan origination activity for regulatory compliance.

Commercial Real Estate Loans.

At December 31, 2025, commercial real estate loans, including commercial construction loans, totaled $1.1 billion, or 50.4% of total loans, and consisted of $406.4 million of fixed-rate loans and $692.6 million of adjustable-rate loans. At December 31, 2025, the largest commercial real estate loan, a 57-unit residential condominium building in Connecticut, had total exposure of $22.6 million and no outstanding balance at December 31, 2025. Our second largest commercial real estate loan, an industrial property in Massachusetts, had an outstanding balance of $18.1 million, and represented 0.8% of total loans and 6.5% of total bank risk-based capital. This loan was performing in accordance with the original repayment terms at December 31, 2025. For more information relating to the Company's commercial real estate portfolio as of December 31, 2025 and December 31, 2024, see "*Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations – CRE Concentrations.*"

The Company originates commercial real estate loans throughout its market area for the purpose of acquiring, developing, and refinancing commercial real estate where the property is the primary collateral securing the loan. These loans are typically secured by a variety of commercial and industrial property types, including one-to-four and multi-family apartment buildings, office, industrial, or mixed-use facilities, or other commercial properties, and are generally guaranteed by the principals of the borrower. Commercial real estate loans generally have repayment periods of approximately fifteen to thirty years. Variable interest rate loans in the commercial real estate loan portfolio have a variety of adjustment terms and underlying interest rate indices, and are generally fixed for an initial period before periodic rate adjustments begin.

Commercial construction loans may include the development of residential housing and condominium projects, the development of commercial and industrial use property, and loans for the purchase and improvement of raw land. These loans are secured in whole or in part by underlying real estate collateral and are generally guaranteed by the principals of the borrowers. Construction lenders work to cultivate long-term relationships with established developers. The Company limits the amount of financing provided to any single developer for the construction of properties built on a speculative basis. Funds for construction projects are disbursed as pre-specified stages of construction are completed. Regular site inspections are performed, prior to advancing additional funds, at each construction phase, either by experienced construction lenders on staff or by independent outside inspection companies. Commercial construction loans generally are variable rate loans and lines with interest rates that are periodically adjusted and generally have terms of one to three years. At December 31, 2025 and December 31, 2024, there was $77.3 million and $94.8 million, respectively, in commercial construction loans included within commercial real estate loans.

Commercial and Industrial Loans.

At December 31, 2025, our total commercial and industrial loan portfolio totaled $221.8 million, or 10.2% of total loans, compared to $211.7 million, or 10.3% of total loans, at December 31, 2024. At December 31, 2025, the largest commercial and industrial loan, with an outstanding balance of $15.6 million and total loan exposure of $21.0 million, was to a commercial borrower, located in Westfield, Massachusetts. Total exposure represented 1.0% of total loans and 7.6% of total bank risk-based capital at December 31, 2025. This loan was performing in accordance with its original repayment terms at December 31, 2025.

Commercial and industrial loans include revolving lines of credit, working capital loans, equipment financing and term loans. Commercial and industrial credits may be unsecured loans and lines to financially strong borrowers, loans secured in whole or in part by real estate unrelated to the principal purpose of the loan or secured by inventories, equipment, or receivables, and are generally guaranteed by the principals of the borrower. Variable rate loans and lines in this portfolio have interest rates that are periodically adjusted, with term loans generally having fixed initial periods. Commercial and industrial loans have average repayment periods of one to seven years.

Commercial letters of credit are conditional commitments issued by the Company to guarantee the financial obligation or performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. If the letter of credit is drawn upon, a loan is created for the customer, generally a commercial loan, with the same criteria associated with similar commercial loans.

At December 31, 2025, our largest concentration of commercial loans was to new car dealerships, which comprised approximately 2.3% of total loans and 18.1% of total bank risk-based capital.

Participation Loans.

The Company cultivates relationships with other financial institutions to mitigate the risk of our lending activities by participating either as the lead bank or as a participant in various loan transactions. Participating in loans with other institutions provides the Company with the opportunity to retain customer relationships and reduce credit risk exposure among each participating bank, while providing the customer with larger credit facilities than the Company might be willing to, or able to, offer independently. The Company purchases participation interests in larger balance loans from other financial institutions generally in our market area. Such participations are evaluated with the same level of due diligence and care as loans originated internally. The participations are underwritten, reviewed for compliance, and approved in accordance with the Company's underwriting policies and criteria. The performance of participation loans is actively monitored and updated financial statements of the borrower are received periodically from the participant in accordance with loan reporting requirements and covenant testing. These loans are reviewed annually in accordance with the Company's Loan Policy and graded based on credit risk. Loan grades assigned are also tested by the Company's external loan review firm in accordance with the Company's loan review policy.

The Company participated in commercial real estate loans with outstanding balances of $107.2 million, commercial construction loans with outstanding balances of $14.4 million, and commercial and industrial loans with outstanding balances of $14.7 million at December 31, 2025. At December 31, 2024, we participated in commercial real estate loans with outstanding balances of $116.2 million, commercial construction loans with outstanding balances of $14.0 million, and commercial and industrial loans with outstanding balances of $2.4 million.

The Company sells loan participations in the ordinary course of business when a loan originated by the Company exceeds our legal lending limit or we otherwise deem it prudent to share the risk with another lending institution. At December 31, 2025, the Company was the lead bank in commercial real estate loans of $88.4 million, commercial construction loans of $2.1 million, and commercial and industrial loans of $20.7 million, with participation balances sold that totaled $54.4 million for commercial real estate loans, $1.4 million for commercial construction loans and $11.1 million for commercial and industrial loans, respectively.

At December 31, 2024, the Company was the lead bank in commercial real estate loans of $80.9 million, commercial construction loans of $1.5 million, and commercial and industrial loans of $22.8 million, with participation balances sold that totaled $52.0 million for commercial real estate loans, $1.5 million for commercial construction loans and $12.2 million for commercial and industrial loans, respectively.

One-to-Four Family Residential Real Estate Loans.

At December 31, 2025 and December 31, 2024, the one-to-four family residential real estate loan portfolio totaled $719.1 million, or 33.0% of total loans, and $653.8 million, or 31.6% of total loans, respectively, and consisted of $639.7 million of fixed rate loans and $79.4 million in adjustable rate loans. The Company originates and funds residential real estate loans, including first mortgages, home equity loans, and home equity lines of credit, secured by one-to-four family residential properties primarily located in western Massachusetts and Connecticut. At December 31, 2025, the largest residential real estate loan was $2.0 million. The loan was secured by the borrower's secondary residence located in New Hampshire and was performing according to its original terms as of December 31, 2025.

These residential properties may serve as the borrower's primary residence, or as vacation homes or investment properties. First mortgages may be underwritten in amounts up to 97% of the lesser of the appraised value or purchase price of the property for owner-occupied homes, 90% for second homes and 85% for investment properties. Private mortgage insurance is required on all loans with a loan-to-value ratio greater than 80%. We do not grant subprime loans. In addition, financing is provided for the construction of owner-occupied primary and secondary residences. Residential mortgage loans may have terms of up to 30 years at either fixed or adjustable rates of interest. Fixed and adjustable rate residential mortgage loans are generally originated using secondary market underwriting and documentation standards. Home equity loans and lines of credit are secured by first or second mortgages on one-to-four family owner-occupied properties. Home equity loans and lines of credit are underwritten by a maximum combined loan-to-value of 85% of the appraised value of the property. Underwriting approval is dependent on review of the borrower's ability to repay and credit history in accordance with the Bank's loan policies. The overall health of the economy, including unemployment rates and housing pricing, will have an effect on the credit quality in this segment.

Depending on the current interest rate environment, management may elect to sell eligible fixed and adjustable rate residential loans to the secondary market, or hold some or all of its residential loan production in the Company's portfolio. The Company may retain or sell the servicing when selling the loans to the secondary market. The Company is an approved servicer with Fannie Mae, an approved seller and servicer with Freddie Mac and the FHLB, and an approved Mass Housing lender. At December 31, 2025 and December 31, 2024, the Company serviced $77.1 million and $84.8 million, respectively, in residential loans previously sold to the secondary market. The servicing rights will likely continue to be retained on all loans sold over the life of the loan.

Home Equity Loans and Lines of Credit.

At December 31, 2025 and December 31, 2024, home equity loans and lines of credit totaled $137.8 million, or 6.3% of total loans, and $121.9 million, or 5.9% of total loans, respectively. The Company originates home equity revolving loans and lines of credit for one-to-four family residential properties with maximum original loan-to-value ratios generally up to 85%. Home equity lines generally have interest rates that adjust monthly based on changes in the Wall Street Journal Prime Rate, although minimum rates may be applicable. Some home equity line rates may be fixed for a period of time and then adjusted monthly thereafter. The payment schedule for home equity lines require interest only payments for the first ten years of the lines. Generally at the end of ten years, the line may be frozen to future advances, and principal plus interest payments are collected over a fifteen year amortization schedule.

Consumer Loans.

At December 31, 2025 and December 31, 2024, consumer loans totaled $2.9 million, or 0.1%, of total loans and $4.4 million, or 0.2%, of total loans, respectively. Consumer loans are generally originated at higher interest rates than residential and commercial real estate loans, but they also generally tend to have a higher credit risk than residential real estate loans because they are usually unsecured or secured by rapidly depreciable assets. Management, however, believes that offering consumer loan products helps to expand and create stronger ties to our existing customer base by increasing the number of customer relationships and providing cross-marketing opportunities. We offer a variety of consumer loans to retail customers in the communities we serve. Examples of our consumer loans include automobile loans, spa and pool loans, collateral loans and personal lines of credit tied to deposit accounts to provide overdraft protection.

The following table presents the composition of our loan portfolio in dollar amounts and in percentages of the total portfolio at the dates indicated.

	At December 31,				
	2025			2024	
	Amount	Percent of Total		Amount	Percent of Total
	(Dollars in thousands)				
Real estate loans:					
Commercial real estate:					
Non-owner occupied	$ 900,513	41.3 %		$ 880,828	42.6 %
Owner occupied	198,550	9.1		194,904	9.4
Total commercial real estate	1,099,063	50.4		1,075,732	52.0
Residential real estate:					
Residential one-to-four family	719,070	33.0		653,802	31.6
Home equity	137,801	6.3		121,857	5.9

Total residential real estate loans	856,871	39.3		775,659	37.5	
Total real estate loans	1,955,934	89.7		1,851,391	89.5	
Commercial and industrial loans	221,790	10.2		211,656	10.3	
Consumer	2,929	0.1		4,391	0.2	
Total gross loans	2,180,653	100.00 %		2,067,438	100.00 %	
Plus: Unamortized premiums and net deferred loan fees and costs	2,939			2,751		
Less: Allowance for credit losses	(20,297)			(19,529)		
Net loans	$ 2,163,295			$ 2,050,660		

Loan Maturity and Repricing.

The following table shows the repricing dates or contractual maturity dates of our loans as of December 31, 2025. The table does not reflect prepayments or scheduled principal amortization. Demand loans, loans having no stated maturity, and overdrafts are shown as due within one year.

	At December 31, 2025						
	Non-Owner Occupied Commercial Real Estate	Owner Occupied Commercial Real Estate	Residential One-to-Four Family	Home Equity	Commercial and Industrial	Consumer	Totals
	(Dollars in thousands)						
Amount due:							
Within one year	$ 260,470	$ 33,658	$ 23,876	$ 91,443	$ 101,771	$ 296	$ 511,514
After one year:							
One to five years	374,817	132,048	52,358	3,424	78,784	1,828	643,259
Five to fifteen years	258,674	31,680	60,364	32,054	31,201	45	414,018
Over fifteen years	6,552	1,164	582,472	10,880	10,034	760	611,862
Total due after one year	640,043	164,892	695,194	46,358	120,019	2,633	1,669,139
Total amount due:	900,513	198,550	719,070	137,801	221,790	2,929	2,180,653
Net deferred loan origination fees and costs and premiums	(813)	(40)	2,830	657	273	32	2,939
Allowance for credit losses	(10,134)	(3,584)	(3,513)	(673)	(2,245)	(148)	(20,297)
Loans, net	$ 889,566	$ 194,926	$718,387	$ 137,785	$ 219,818	$ 2,813	$2,163,295

The following table presents, as of December 31, 2025, the dollar amount of all loans contractually due or scheduled to reprice after December 31, 2026, and whether such loans have fixed interest rates or adjustable interest rates.

	Due After December 31, 2026				
	Fixed		**Adjustable**		**Total**
			(Dollars in thousands)		
Real estate loans:					
Residential one-to-four family	$	639,118	$	56,076	$	695,194
Home equity		46,358		-		46,358
Non-owner occupied commercial real estate		314,051		325,992		640,043
Owner occupied commercial real estate		45,828		119,064		164,892
Total real estate loans		1,045,355		501,132		1,546,487
Other loans:					
Commercial and industrial		82,505		37,514		120,019
Consumer		2,633		-		2,633
Total other loans		85,138		37,514		122,652
Total loans	$	1,130,493	$	538,646	$	1,669,139

Asset Quality.

Maintaining a high level of asset quality continues to be one of the Company's key objectives. Credit administration reports directly to the Chief Credit Officer and is responsible for the completion of independent credit analyses for all loans above a specific threshold.

The Company's Loan Policy requires that management continuously monitor the status of the loan portfolio and report to the Board on a monthly basis. These reports include information on concentration levels, delinquent loans, nonperforming loans, criticized loans and foreclosed real estate, as well as our actions and plans to cure the nonperforming status of the loans and to dispose of the foreclosed property.

The Company contracts with an external third-party loan review company to review the internal risk ratings assigned to loans in the commercial loan portfolio on a pre-determined schedule, based on the type, size, rating, and overall risk of the loan. During the course of their review, the third party examines a sample of loans, including new loans, existing relationships over certain dollar amounts and classified assets. The findings are reported to the Chief Credit Officer and the full report is then presented to the Audit Committee.

Potential Problem Loans.

The Bank's Loan Policy contain an internal rating system which evaluates the overall risk of a problem loan. The Company performs an internal analysis of the loan portfolio in order to identify and quantify loans with higher than normal risk. Loans having a higher risk profile are assigned a risk rating corresponding to the level of weakness identified in the loan.

Criticized and Classified Loans.

The Company's internal credit risk grades are based on the definitions currently utilized by the banking regulatory agencies. The grades assigned and definitions are as follows, and loans graded excellent, above average, good (risk ratings 1-4) are treated as "pass" for grading purposes. All loans risk rated special mention (5), substandard (6), Doubtful (7) and Loss (8) are listed on the Company's criticized report and are reviewed not less than on a quarterly basis to assess the level of risk and to ensure that appropriate actions are being taken to minimize potential loss exposure. In addition, the Company closely monitors classified loans, defined as substandard, doubtful, and loss for signs of deterioration to mitigate the growth in nonperforming loans, including performing additional due diligence, updating valuations and requiring additional financial reporting from the borrower. Loans identified as containing a loss are partially charged-off or fully charged-off.

The "criticized" risk rating (5) and the "classified" risk ratings (6-8) are detailed below:

5 – Special Mention- Loans rated 5 are considered "*Special Mention*" and may exhibit potential credit weaknesses or downward trends and are being monitored by management. Loans in this category are currently protected based on collateral and repayment capacity and do not constitute undesirable credit risk, but have potential weakness that may result in deterioration of the repayment process at some future date. This classification is used if a negative trend is evident in the obligor's financial situation. Special mention loans do not sufficiently expose the Company to warrant adverse classification.

6 – Substandard- Loans rated 6 are considered "*Substandard*." A loan is classified as substandard if the borrower exhibits a well-defined weakness and may be inadequately protected by the current net worth and cash flow capacity to pay the current debt.

7 – Doubtful- Loans rated 7 are considered "*Doubtful*." Loans classified as doubtful have all the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses make collection or liquidation of the loan highly questionable and improbable. The possibility of some loss is extremely high, but because of specific pending factors that may work to the advantage and strengthening of the asset, its classification as an estimated loss is deferred until its more exact status may be determined.

8 – Loss- Loans rated 8 are considered uncollectible. The loss classification does not mean that the asset has absolutely no recovery or salvage value, but rather that it is not practical or desirable to defer writing off the asset because recovery and collection time may be affected in the future.

The grades are determined through the use of qualitative and quantitative matrices that consider various characteristics of the loan such as payment performance, quality of management, principals'/guarantors' character, balance sheet strength, collateral quality, cash flow coverage, position within the industry, loan structure and documentation.

At December 31, 2025, the Company's criticized loan portfolio totaled $39.7 million, or 1.8% of total loans, compared to $38.4 million, or 1.9% of total loans, at December 31, 2024. The Company's special mention loans totaled $17.2 million, or 0.8% of total loans, at December 31, 2025 and $11.4 million, or 0.6%, of total loans, at December 31, 2024. Classified loans totaled $22.5 million, or 1.0% of total loans, at December 31, 2025 and $27.0 million, or 1.3% of total loans, at December 31, 2024. Classified loans that were performing but possessed potential weaknesses and, as a result, could ultimately become nonaccrual loans totaled $17.4 million, or 0.8% of total loans, at December 31, 2025 and $21.6 million, or 1.0% of total loans, at December 31, 2024. The remaining balance of classified loans were nonaccrual loans totaling $5.1 million, or 0.2% of total loans, at December 31, 2025 and $5.4 million, or 0.3% of total loans, at December 31, 2024.

Total individually evaluated loans totaled $5.9 million, or 0.3% of total loans, at December 31, 2025, while individually evaluated loans totaled $14.3 million, or 0.7% of total loans, at December 31, 2024. Total accruing individually evaluated loans totaled $726,000 at December 31, 2025, while accruing individually evaluated loans totaled $8.9 million at December 31, 2024. Nonaccrual individually evaluated loans totaled $5.2 million as of December 31, 2025, while nonaccrual individually evaluated loans totaled $5.4 million as of December 31, 2024.

At December 31, 2025, commercial and industrial individually evaluated loans with a recorded investment of $464,000 carried a related reserve amount of $122,000. At December 31, 2024, commercial and industrial individually evaluated loans with a recorded investment of $494,000 carried a related reserve amount of $156,000. Management closely monitors these relationships for collateral or credit deterioration. In management's opinion, all remaining individually evaluated loan balances at December 31, 2025 and December 31, 2024, were supported by expected future cash flows or, for those collateral dependent loans, the net realizable value of the underlying collateral.

Total nonaccrual loans totaled $5.2 million, or 0.24% of total loans, at December 31, 2025, and $5.4 million, or 0.26% of total loans, at December 31, 2024. If all nonaccrual loans had been performing in accordance with their terms, we would have earned additional interest income of $284,000, $373,000 and $373,000 for the years ended December 31, 2025, 2024 and 2023, respectively.

OREO.

Assets acquired through, or in lieu of, loan foreclosures are held for sale and are initially recorded at fair value less cost to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Costs relating to development and improvement of property are capitalized, whereas costs relating to the holding of property are expensed. At December 31, 2025 and December 31, 2024, the Company carried no OREO balances.

The following table presents, for the years indicated, an analysis of the allowance for credit losses and other related data.

		Years Ended December 31,		
		2025		**2024**
		(Dollars in thousands)		
Allowance for credit losses to total loans outstanding		0.93%		0.94%
Allowance for credit losses	$	20,297	$	19,529
Total loans outstanding, including unearned premiums and deferred loan fees and costs	$	2,183,592	$	2,070,189
Nonaccrual loans to total loans outstanding		0.24%		0.26%
Nonaccrual loans	$	5,162	$	5,381
Total loans outstanding, including unearned premiums and deferred loan fees and costs	$	2,183,592	$	2,070,189
Allowance for credit losses to nonaccrual loans		393.20%		362.93%
Allowance for credit losses	$	20,297	$	19,529
Nonaccrual loans	$	5,162	$	5,381
Net charge-offs (recoveries) during the period to daily average loans outstanding:				
Residential one-to-four family charge-offs to daily average loans outstanding		-%		0.01%
Net charge-offs during the period	$	15	$	32
Average amount outstanding	$	682,535	$	631,570
Commercial real estate recoveries to daily average loans outstanding		-%		(0.02)%
Net recoveries during the period	$	(22)	$	(206)
Average amount outstanding	$	1,070,571	$	1,072,779
Commercial and industrial recoveries to daily average loans outstanding		(0.27)%		(0.07)%
Net recoveries during the period	$	(599)	$	(152)
Average amount outstanding	$	222,574	$	210,343
Home equity charge-offs to daily average loans outstanding		0.02%		0.10%
Net charge-offs during the period	$	23	$	121
Average amount outstanding	$	129,523	$	115,595
Consumer charge-offs to daily average loans outstanding		3.11%		2.43%
Net charge-offs during the period	$	111	$	118
Average amount outstanding	$	3,564	$	4,862
Total loan recoveries to daily average loans outstanding		(0.02)%		0.00%
Net recoveries during the period	$	(472)	$	(87)
Average amount outstanding	$	2,108,767	$	2,035,149

During the twelve months ended December 31, 2025, the Company recorded net recoveries of $472,000, compared to net recoveries of $87,000 for the twelve months ended December 31, 2024.

Allowance for Credit Losses.

The allowance for credit losses is an estimate of expected losses inherent within the Company's existing loans held for investment portfolio. The allowance for credit losses for loans held for investment, as reported in our consolidated balance sheet, is adjusted by a credit loss expense, which is reported in earnings, and reduced by the charge-off of loan amounts, net of recoveries. Accrued interest receivable on loans held for investment was $7.6 million and $7.4 million at December 31, 2025 and 2024, respectively, and is excluded from the estimate of credit losses.

The credit loss estimation process involves procedures to appropriately consider the unique characteristics of loan portfolio segments, which consist of commercial real estate loans, residential real estate loans, commercial and industrial loans, and consumer loans. These segments are further disaggregated into loan classes, the level at which credit risk is monitored. For each of these pools, the Company generates cash flow projections at the instrument level wherein payment expectations are adjusted for estimated prepayment speed, curtailments, time to recovery, probability of default, and loss given default. The modeling of expected prepayment speeds, curtailment rates, and time to recovery are based on historical internal data. The quantitative component of the ACL on loans is model-based and utilizes a forward-looking macroeconomic forecast. For commercial real estate loans, residential real estate loans, and commercial and industrial loans, the Company uses a discounted cash flow method, incorporating probability of default and loss given default forecasted based on statistically derived economic variable loss drivers, to estimate expected credit losses. This process includes estimates which involve modeling loss projections attributable to existing loan balances, and considering historical experience, current conditions, and future expectations for pools of loans over a reasonable and supportable forecast period. The historical information either experienced by the Company or by a selection of peer banks, when appropriate, is derived from a combination of recessionary and non-recessionary performance periods for which data is available. The expected loss estimates for the consumer loan segment are based on historical loss rates using the weighted average remaining maturity ("WARM") method. For information on our methodology for assessing the appropriateness of the allowance for credit losses please see Footnote 1 – "*Summary of Significant Accounting Policies*" of our notes to consolidated financial statements.

Commercial real estate loans. Loans in this segment include owner-occupied and non-owner occupied commercial real estate, multi-family dwellings, and income producing investment properties, as well as commercial construction loans for commercial development projects throughout New England. Typically, commercial real estate loans are secured by office buildings, apartment buildings, industrial properties, warehouses, retail facilities, hotels, assisted living facilities, and educational facilities. Collateral values are established by independent third-party appraisals and evaluations. Primary repayment sources for commercial real estate loans include operating income and cash flow generated by the real estate, sale of the real estate and, funds from any liquidation of the collateral. Under its lending guidelines, the Company generally requires a corporate or personal guarantee from individuals that hold material ownership in the borrowing entity. The underlying cash flows generated by the properties or operations can be adversely impacted by a downturn in the economy due to increased vacancy rates or diminished cash flows, which in turn, would have an effect on the credit quality in this segment. Management obtains financial information annually and continually monitors the cash flows of these loans.

Residential real estate loans. This portfolio segment consists of first mortgages secured by one-to-four family residential properties and home equity loans and home equity lines of credit secured by first or second mortgages on one-to-four family owner-occupied properties. First mortgages may be underwritten to a maximum loan-to-value of 97% for owner-occupied homes, 90% for second homes and 85% for investment properties. Mortgages with loan-to-values greater than 80% require private mortgage insurance. We do not grant subprime loans. Home equity loans and lines of credit are underwritten to a maximum combined loan-to-value of 85% of the appraised value of the property. Underwriting approval is dependent on review of the borrower's ability to repay principal and interest on a monthly basis, credit history, financial resources and the value of the collateral. Residential real estate loans are originated either for sale to investors or retained in the Company's loan portfolio. Decisions about whether to sell or retain residential real estate loans are made based on the interest rate, pricing for loans in the secondary market, and the Company's liquidity and capital needs. The overall health of the economy, including unemployment rates and housing pricing, will have an effect on the credit quality in this segment.

Commercial and industrial loans. The primary risk associated with commercial and industrial loans is the ability of borrowers to achieve business results and cash flows consistent with those projected at loan origination. Collateral frequently consists of a first lien position on business assets including, but not limited to, accounts receivable, inventory, and equipment. The primary repayment source is operating cash flow, followed by liquidation of assets. Under its lending guidelines, the Company generally requires a corporate or personal guarantee from individuals that hold material ownership in the borrowing entity. A weakened economy and resultant decreased consumer spending will have an effect on the credit quality in this segment.

Consumer loans. Loans in this segment are both secured and unsecured and repayment is dependent on the credit quality of the individual borrower.

Allowance for Credit Losses Methodology

In estimating the component of the allowance for credit losses for loans that share similar risk characteristics with other loans, such loans are segregated into loan classes. Loans are designated into loan classes based on loans pooled by product types and similar risk characteristics or areas of risk concentration. In determining the allowance for credit losses, we derive an estimated credit loss assumption from a model that categorizes loan pools based on loan type and purpose.

The discounted cash flow ("DCF") model calculates an expected loss percentage for each loan class by considering the probability of default, using life-of-loan analysis periods for the commercial and industrial, commercial real estate, residential real estate loan segments, and the historical severity of loss, based on the aggregate net lifetime losses incurred per loan class. The expected loss estimates for the consumer loan segment are based on historical loss rates using the remaining life method. The default and severity factors used to calculate the allowance for credit losses for loans that share similar risk characteristics with other loans are adjusted for differences between the historical period used to calculate historical default and loss severity rates and expected conditions over the remaining lives of the loans in the portfolio related to: (1) lending policies and procedures; (2) international, national, regional and local economic business conditions and developments that affect the collectability of the portfolio; (3) the nature and volume of the loan portfolio including the terms of the loans; (4) the experience, ability, and depth of the lending management and other relevant staff; (5) the volume and severity of past due and adversely classified loans and the volume of nonperforming loans; (6) the quality of our loan review system and (7) the value of underlying collateral for collateralized loans. Additional factors include the existence and effect of any concentrations of credit, and changes in the level of such concentrations and the effect of external factors such as competition and legal and regulatory requirements on the level of estimated credit losses in the existing portfolio. Such factors are used to adjust the historical probabilities of default and severity of loss so that they reflect management expectation of future conditions based on a reasonable and supportable forecast. The Company uses regression analysis of historical internal and peer data to determine which variables are best suited to be economic variables utilized when modeling lifetime probability of default and loss given default. This analysis also determines how expected probability of default and loss given default will react to forecasted levels of the economic variables.

For all DCF models, management has determined that four quarters represents a reasonable and supportable forecast period and reverts back to a historical loss rate over four quarters on a straight-line basis. Other internal and external indicators of economic forecasts are also considered by management when developing the forecast metrics.

The company uses a WARM method to estimate the ACL for the consumer loan segment. Under this method, the historical average annual charge-off rate is applied to the weighted average remaining maturity of the loan portfolio, currently calculated at 2.5 years. This calculation is adjusted based on additional factors that include (1) lending policies and procedures; (2) international, national, regional and local economic business conditions and developments that affect the collectability of the portfolio; (3) the nature and volume of the loan portfolio including the terms of the loans; (4) the experience, ability, and depth of the lending management and other relevant staff; (5) the volume and severity of past due and adversely classified loans and the volume of nonperforming loans; (6) the quality of our loan review system and (7) the value of underlying collateral for collateralized loans.

<u>Individually evaluated financial assets</u>

For a loan that does not share risk characteristics with other loans, expected credit loss is measured based on net realizable value, that is, the difference between the discounted value of the expected future cash flows, based on the original effective interest rate, and the amortized cost basis of the loan. For these loans, we recognize expected credit loss equal to the amount by which the net realizable value of the loan is less than the amortized cost basis of the loan (which is net of previous charge-offs and deferred loan fees and costs), except when the loan is collateral dependent, that is, when the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral. In these cases, expected credit loss is measured as the difference between the amortized cost basis of the loan and the fair value of the collateral. The fair value of the collateral is adjusted for the estimated cost to sell if repayment or satisfaction of a loan is dependent on the sale (rather than only on the operation) of the collateral.

<u>Allowance for credit losses on off-balance sheet credit exposures, including unfunded loan commitments</u>

The Company maintains a separate allowance for credit losses from off-balance-sheet credit exposures, including unfunded loan commitments, which is included in other liabilities on the balance sheet. Management estimates the amount of expected losses by calculating a commitment usage factor over the contractual period for exposures that are not unconditionally cancellable by the Company and applying the loss factors used in the ACL methodology to the results of the usage calculation to estimate the liability for credit losses related to unfunded commitments for each loan type. No credit loss estimate is reported for outstanding off-balance-sheet credit exposures that are unconditionally cancellable by the Company. The allowance for credit losses on off-balance sheet credit exposures is adjusted as credit loss expense. Categories of off-balance sheet credit exposures correspond to the loan portfolio segments described above. Management evaluates the need for a reserve on unfunded loan commitments in a manner consistent with loans held for investment.

Based on the foregoing, management believes that the Company is appropriately reserved for the current economic environment and supportable forecast period as of December 31, 2025. For the twelve months ended December 31, 2025, the Company recorded a provision for credit losses of $335,000, compared to a reversal of credit losses of $665,000 during the twelve months ended December 31, 2024. The $1.0 million increase in the provision for credit losses was primarily due to an increase in total loans of $113.2 million, or 5.5%.

Allocation of Allowance for Credit Losses.

The following tables set forth the allowance for credit losses allocated by loan category, the total loan balances by category, and the percent of loans in each category to total loans.

	December 31, 2025				December 31, 2024			
Loan Category	**Amount of Allowance for Credit Losses**	**Loan Balances by Category**	**Percent of Loans in Each Category to Total Loans**		**Amount of Allowance for Credit Losses**	**Loan Balances by Category**	**Percent of Loans in Each Category to Total Loans**	
			(Dollars in thousands)					
Commercial real estate	$ 13,718	$ 1,099,063	50.4	%	$ 13,677	$ 1,075,732	52.0	%
Real estate mortgage: Residential one-to- four family	3,513	719,070	33.0		2,660	653,802	31.6	
Home equity	673	137,801	6.3		496	121,857	5.9	
Commercial and industrial loans	2,245	221,790	10.2		2,477	211,656	10.3	
Consumer loans	148	2,929	0.1		219	4,391	0.2	
Total allowances for credit losses	$ 20,297	$ 2,180,653	100.0	%	$ 19,529	$ 2,067,438	100.0	%

Investment Activities.

The primary objective of the Company's securities portfolio is to provide liquidity and maximize income while preserving safety of principal. Secondary objectives include: providing collateral to secure local municipal deposits, the investment of funds during periods of decreased loan demand, interest rate sensitivity considerations, supporting local communities through the purchase of tax-exempt securities and tax planning considerations. The Board is responsible for establishing overall policy and reviewing performance of the investment portfolio.

Under the Investment Policy, acceptable portfolio investments include: United States Government obligations, obligations of federal agencies or U.S. Government-sponsored enterprises, mortgage-backed securities, municipal obligations (general obligations, revenue obligations, school districts and non-rated issues from the Bank's general market area), banker's acceptances, certificates of deposit, Industrial Development Authority Bonds, Public Housing Authority Bonds, corporate bonds (each corporation limited to the Bank's legal lending limit), marketable equity securities, collateralized mortgage obligations, Small Business Investment Companies (SBIC), Federal Reserve Bank stock and FHLB stock.

The Investment Policy sets limits as a percentage of the total portfolio, identifies acceptable and unacceptable investment practices, and denotes approved security dealers. The effect of changes in interest rates, market values, timing of principal payments and credit risk are considered when purchasing securities.

As of the balance sheet dates reflected in this annual report, held-to-maturity securities are carried at amortized cost and available-for-sale securities are carried at fair value.

Marketable equity securities are measured at fair value with changes in fair value reported on the Company's income statement as a component of non-interest income, regardless of whether such gains and losses are realized.

Restricted Equity Securities.

At December 31, 2025 and December 31, 2024, the Company held $4.9 million and $5.4 million, respectively, of FHLB stock. The FHLB stock is carried at cost and classified as a restricted equity security. The investment must be held as a condition of membership in the FHLB and as a condition for the Bank to borrow from the FHLB. We may be required to purchase additional FHLB stock if we increase FHLB borrowings in the future. The Company periodically evaluates its investment in FHLB stock for impairment based on, among other factors, the capital adequacy of the FHLB and its overall financial condition.

At December 31, 2025 and December 31, 2024, the Company held $423,000 of Atlantic Community Bankers Bank stock. The stock is restricted and carried in other assets at cost. The stock is evaluated for impairment based on an estimate of the ultimate recovery to the par value. No impairment losses have been recorded through December 31, 2025 or December 31, 2024.

Securities Portfolio Maturities.

The composition and maturities of the debt securities portfolio and the mortgage-backed securities portfolio at December 31, 2025 are summarized in the following table. Maturities are based on the final contractual payment dates, and do not reflect the impact of prepayments or redemptions that may occur. Weighted average yield is calculated using the amortized cost and yield to maturity of securities divided by the total amortized cost of the segment, and does not adjust for tax-equivalent basis for any tax-exempt obligations.

	One Year or Less		More than One Year through Five Years		More than Five Years through Ten Years		More than Ten Years		Total Securities		
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Fair Value	Weighted Average Yield
					(Dollars in thousands)						
Available-for-sale:											
Debt securities:											
Government-sponsored enterprise obligations	$ -	- %	$ 9,947	1.23 %	$ 6,981	2.52 %	$ 1,668	5.35 %	$ 18,596	$ 16,493	2.08 %
Corporate bonds	-	-	-	-	11,000	6.67	-	-	11,000	10,948	6.67
Total debt securities	-	-	9,947	1.23	17,981	5.05	1,668	5.35	29,596	27,441	3.79
Mortgage-backed securities:											
Government-sponsored residential mortgage-backed	-	-	2,720	4.27	3,687	3.48	156,424	2.85	162,831	143,701	2.89
U.S. Government guaranteed residential mortgage-backed	-	-	-	-	-	-	5,767	1.58	5,767	4,658	1.58
Total mortgage-backed securities	-	-	2,720	4.27	3,687	3.48	162,191	2.81	168,598	148,359	2.84
Total available-for-sale	$ -	- %	$ 12,667	1.88 %	$ 21,668	4.79 %	$ 163,859	2.83 %	$ 198,194	$ 175,800	2.98 %
Held-to-maturity:											
Debt securities:											
U.S. Treasury securities	$ 5,001	1.23 %	$ -	- %	$ -	- %	$ -	- %	$ 5,001	$ 4,898	1.23 %
U.S. Government guaranteed obligations	-	-	-	-	-	-	1,005	5.87	1,005	1,007	5.87
Total debt securities	5,001	1.23	-	-	-	-	1,005	5.87	6,006	5,905	2.01
Mortgage-backed securities:											
Government-sponsored residential mortgage-backed	-	-	-	-	1,797	2.22	180,997	2.28	182,794	152,599	2.28
Total mortgage-backed securities	-	-	-	-	1,797	2.22	180,997	2.28	182,794	152,599	2.28
Total held-to-maturity	$ 5,001	1.23 %	$ -	- %	$ 1,797	2.22 %	$ 182,002	2.30 %	$ 188,800	$ 158,504	2.27 %

At December 31, 2025, the Company had $175.8 million in securities classified as available-for-sale, $188.8 million in held-to-maturity, and marketable equity securities of $632,000. There were no securities classified as trading. Securities classified as available-for-sale were reported at fair value with net changes in the fair value from period to period included as a separate component of shareholders' equity, net of income taxes. Changes in the fair value of debt securities classified as held-to-maturity or available-for-sale do not affect our income, unless we determine there to be incurred credit losses for those securities in an unrealized loss position.

At December 31, 2025, the Company reported gross unrealized losses on the available-for-sale securities portfolio of $23.4 million, or 11.8% of the amortized cost basis of the available-for-sale securities portfolio, compared to gross unrealized losses of $31.2 million, or 16.2% of the amortized cost basis of the available-for-sale securities at December 31, 2024. At December 31, 2025, the Company reported gross unrealized losses on the held-to-maturity securities portfolio of $30.5 million, or 16.2% of the amortized cost basis of the held-to-maturity securities portfolio, compared to $39.4 million, or 19.2% of the amortized cost basis of the held-to-maturity securities portfolio at December 31, 2024. Management concluded that there were no incurred credit losses at December 31, 2025 as all unrealized losses were related to interest rate fluctuations rather than any underlying credit quality of the issuers. Additionally, the Company has no plans to sell these securities and has concluded that it is unlikely it would have to sell these securities prior to the anticipated recovery of the unrealized losses.

Deposits.

At December 31, 2025 and December 31, 2024, total deposits were $2.4 billion and $2.3 billion, respectively. Customer deposits represent the primary source of the Bank's funds for lending and other investment purposes. The Company offers a wide variety of deposit products, including commercial, small business, nonprofit and municipal checking, money market and sweep accounts, as well as time deposits. A broad selection of competitive retail deposit products are also offered, including interest-bearing and noninterest-bearing checking, money market and savings accounts, as well as time deposits and individual retirement accounts, with terms on time deposits ranging from three months to sixty months. As a member of the FDIC, the Bank's depositors are provided deposit protection up to the maximum FDIC insurance coverage limits.

Management determines the interest rates offered on deposit accounts based on current and expected economic conditions, competition, and the Bank's liquidity needs, volatility of existing deposits, asset/liability position and overall objectives regarding the growth and retention of relationships. We may also utilize brokered deposits, both term and overnight, from a number of available sources, as part of our asset liability management strategy and as an alternative to borrowed funds to support asset growth in excess of internally generated deposits. Brokered deposits along with borrowed funds may be referred to as wholesale funding. There were $1.7 million in brokered deposits on the balance sheet at December 31, 2024 reported within time deposits. There were no brokered deposits on the balance sheet at December 31, 2025.

At December 31, 2025, uninsured deposits, defined as deposits that exceed the limits provided by the FDIC, were 29.5% of total deposits, compared to 28.4% of total deposits, at December 31, 2024.

Core deposits (which the Company defines as all deposits except time deposits) represented 70.8% of total deposits at December 31, 2025 and 68.9% at December 31, 2024. At December 31, 2025, time deposits with remaining terms to maturity of less than one year amounted to $678.1 million. See *"Management's Discussion and Analysis of Financial Condition and Results of Operations — Net Interest and Dividend Income"* for information relating to the average balances and costs of our deposit accounts for the years ended December 31, 2025, 2024 and 2023.

Cash Management Services.

In addition to the deposit products discussed above, commercial and municipal customers may take advantage of cash management services including remote deposit capture, Automated Clearing House credit and debit origination, check payment fraud prevention, international and domestic wire transfers and corporate credit cards.

IntraFi Network, Certificate of Deposit Account Registry Service ("CDARS") and Insured Cash Sweep Service ("ICS").

We participate in the IntraFi network, which provides depositors with access to FDIC insurance at network banks. Depositors can place funds in time deposits through CDARS or in demand deposit accounts or money market deposit accounts through ICS. We use both CDARS and ICS to place customer funds into bank accounts on a reciprocal basis, meaning that the Bank receives deposits in an amount equal to the amount of funds the Bank places for its customers. When funds are placed through CDARS and ICS, they are allocated to network banks in amounts that are less than FDIC insurance limits to ensure that depositors' funds are eligible for FDIC insurance. At December 31, 2025 and December 31, 2024, there were $45.4 million and $36.9 million, respectively, in CDARS deposits reported within time deposits, and $89.7 million and $22.3 million, respectively, in ICS accounts reflected within core deposits.

Deposit Distribution and Weighted Average Rates.

The following table sets forth the Company's average deposit balances and weighted average rates for the periods presented:

	For the Years Ended December 31,								
	2025			2024			2023		
	Amount	Percent	Weighted Average Rates	Amount	Percent	Weighted Average Rates	Amount	Percent	Weighted Average Rates
	(Dollars in thousands)								
Demand accounts	$ 582,168	25.1 %	- %	$ 561,264	25.8 %	- %	$ 602,652	27.8 %	- %
Interest-bearing accounts	155,831	6.7	0.96	136,861	6.3	0.75	142,005	6.5	0.73
Savings accounts	186,780	8.0	0.10	182,678	8.4	0.09	202,354	9.3	0.09
Money market accounts	704,654	30.3	2.16	631,197	29.0	1.94	697,621	32.2	1.37
Total core deposits	1,629,433	70.1	1.04	1,512,000	69.5	0.89	1,644,632	75.8	0.65
Time deposits	693,208	29.9	3.69	666,917	30.5	4.32	524,827	24.2	3.03
Total deposits	$ 2,322,641	100.0 %	1.83 %	$ 2,178,917	100.0 %	1.94 %	$ 2,169,459	100.0 %	1.23 %

The following table sets forth the maturity of time deposits at the dates indicated:

	At December 31,								
	2025			2024			2023		
	Amount	Percent	Weighted Average Rates	Amount	Percent	Weighted Average Rates	Amount	Percent	Weighted Average Rates
	(Dollars in thousands)								
Due within the year	$ 678,104	98.3 %	3.48 %	$ 694,916	98.8 %	4.26 %	$ 596,292	97.5 %	3.81 %
Over 1 year through 3 years	10,663	1.5	2.52	6,403	0.9	0.60	12,472	2.1	0.85
Over 3 years	1,181	0.2	0.10	2,264	0.3	3.54	2,588	0.4	0.05
Total time deposits	$ 689,948	100.0 %	3.46 %	$ 703,583	100.0 %	4.23 %	$ 611,352	100.0 %	3.73 %

The following table sets forth the uninsured portion of our core deposit accounts, by account type, at the dates indicated.

	At December 31,		
	2025	**2024**	**2023**
	(Dollars in thousands)		
Core deposits:[1]			
Demand accounts	$ 215,588	$ 145,995	$ 156,646
Interest-bearing accounts	67,811	95,735	64,097
Savings accounts	2,921	5,423	2,243
Money market accounts	266,011	244,214	226,536
Total core deposits	$ 552,331	$ 491,367	$ 449,522

The following table sets forth the uninsured portion of our time deposits, by remaining maturity.

	At December 31, 2025
	(Dollars in thousands)
Time deposits:[1]	
3 months or less	$ 37,856
Over 3 months through 6 months	72,141
Over 6 months through 12 months	34,982
Over 12 months	320
Total time deposits	$ 145,299

---

(1)   Uninsured deposits for the periods indicated have been estimated using the same methodologies and assumptions used for the Bank's regulatory reporting requirements.

Time Deposit Maturities.

A summary of time deposits greater than $250,000 by maturity is as follows [1]:

	December 31, 2025		December 31, 2024	
	Amount	**Weighted Average Rate**	**Amount**	**Weighted Average Rate**
	(Dollars in thousands)			
3 months or less	$ 74,615	3.62 %	$ 49,250	4.61 %
Over 3 months through 6 months	98,618	3.70	152,243	4.56
Over 6 months through 12 months	51,761	3.70	31,212	3.97
Over 12 months	1,712	3.33	1,672	4.75
Total:	$ 226,706	3.67 %	$ 234,377	4.49 %

(1)   Time deposit balances represent those exceeding the fully-insured FDIC limitation of $250,000.

Time Deposit Balances by Rates.

A summary of time deposits by maturity is as follows:

	At December 31, 2025						
	Period to Maturity						
	Less than One Year	**One to Two Years**	**Two to Three Years**	**More than Three Years**	**Total**	**Percent of Total**	**WAR**
	(Dollars in thousands)						
1.00% and under	$ 34,536	$ 2,027	$ 600	$ 1,181	$ 38,344	5.6 %	0.11 %
1.01% to 3.00%	345	-	-	-	345	0.1	2.83
3.01% to 3.25%	-	2,177	-	-	2,177	0.3	3.23
3.26% to 3.50%	75,531	5,859	-	-	81,390	11.8	3.36
3.51% to 3.75%	451,389	-	-	-	451,389	65.4	3.64
3.76% to 4.00%	70,476	-	-	-	70,476	10.2	3.89
4.01% and over	45,827	-	-	-	45,827	6.6	4.03
Total	$ 678,104	$ 10,063	$ 600	$ 1,181	$ 689,948	100.0 %	3.46 %

Other Sources of Funds.

In addition to deposits, other sources of funds include loan repayments, loan sales on the secondary market, interest and dividend income from investments, matured investments, borrowings from the FHLB and from correspondent banks, and issuance of securities.

Federal Home Loan Bank, Federal Reserve Bank of Boston and Other Borrowings.

The Company utilizes advances from the FHLB and the Federal Reserve Bank of Boston ("FRB"), as well as other funding sources, as part of our overall funding strategy, to meet short-term liquidity needs and to manage interest rate risk arising from the difference in asset and liability maturities.

The Bank is a member of the FHLB, which is part of the Federal Home Loan Bank System. Members are required to own capital stock of the FHLB, and borrowings are collateralized by qualifying assets not otherwise pledged. The maximum amount of credit that the FHLB will extend varies from time to time, depending on its policies and the amount of qualifying collateral the member can pledge. The Bank had satisfied its collateral requirement at December 31, 2025.

At December 31, 2025, total borrowings decreased $17.1 million, or 13.9%, from $123.1 million at December 31, 2024 to $106.1 million. At December 31, 2025, short-term borrowings increased $7.9 million, or 146.2%, to $13.3 million, compared to $5.4 million at December 31, 2024. Long-term borrowings decreased $25.0 million, or 25.5%, from $98.0 million at December 31, 2024 to $73.0 million at December 31, 2025. At December 31, 2025 and December 31, 2024, borrowings also consisted of $19.8 million in fixed-to-floating rate subordinated notes. Total short-term borrowings and long-term debt outstanding and weighted average rates at the periods indicated are presented below:

	December 31, 2025		December 31, 2024	
	Balance Outstanding	**Weighted Average Rate**	**Balance Outstanding**	**Weighted Average Rate**
	(Dollars in millions)			
Short-term borrowings	$ 13.3	3.90%	$ 5.4	4.33%
Long-term debt	73.0	4.94	98.0	4.97
Total	$ 86.3	4.78%	$ 103.4	4.94%

The Bank has additional borrowing capacity at the FHLB up to a certain percentage of the value of qualified collateral. In accordance with agreements with the FHLB, the qualified collateral must be free and clear of liens, pledges and encumbrances. At December 31, 2025, the Bank had pledged $932.3 million of eligible collateral to support borrowing capacity at the FHLB of Boston. This relationship is an integral component of the Company's asset-liability management program. At December 31, 2025, the Bank had immediate availability at the FHLB, including its $9.5 million overnight Ideal Way Line of Credit, to borrow an additional $538.6 million based on qualified collateral.

Interest on the Ideal Way Line of Credit is payable at a rate determined and reset by the FHLB on a daily basis. The outstanding principal is due daily but the portion not repaid will be automatically renewed. At December 31, 2025 and 2024, the Company did not have any outstanding advances under the facility.

In addition, at December 31, 2025 and 2024, the Company had an available line of credit of $349.0 million and $382.9 million, respectively, with the FRB Discount Window at an interest rate determined and reset on a daily basis. Borrowings from the FRB Discount Window are secured by certain loans and securities from the Company's investment portfolio not otherwise pledged. As of December 31, 2025 and December 31, 2024, there were no advances outstanding under the FRB Discount Window.

The following table lists FHLB and FRB liquidity information as of December 31, 2025:

| | At December 31, 2025 | | |
	Total Available Borrowing Capacity	Required Collateral on Balance Outstanding	Net Available Borrowing Capacity
	(Dollars in millions)		
FHLB[1]	$ 622.0	$ 83.4	$ 538.6
FRB Discount Window	349.0	-	349.0
Total	$ 971.0	$ 83.4	$ 887.6

_____
(1) FHLB required collateral includes short and long-term advances and FHLB letters of credit.

The Company also has pre-established, unsecured overnight borrowing arrangements with large national and regional correspondent banks to provide additional overnight and short-term borrowing capacity for the Company. At December 31, 2025, the Company had borrowing capacity with two correspondent banks consisting of a $15.0 million and a $10.0 million unsecured lines of credit, both arrangements were at an interest rate determined and reset on a daily basis. As of December 31, 2025 and December 31, 2024, there were no advances outstanding under these lines.

Subordinated Debt.

On April 20, 2021, the Company completed an offering of $20 million in aggregate principal amount of its 4.875% fixed-to-floating rate subordinated notes (the "Notes") to certain qualified institutional buyers in a private placement transaction. The Company intends to use the net proceeds of the offering for general corporate purposes, including organic growth and repurchase of the Company's common shares.

Unless earlier redeemed, the Notes mature on May 1, 2031. The Notes will bear interest from the initial issue date to, but excluding, May 1, 2026, or the earlier redemption date, at a fixed rate of 4.875% per annum, payable quarterly in arrears on May 1, August 1, November 1 and February 1 of each year, beginning August 1, 2021, and (ii) from and including May 1, 2026, but excluding the maturity date or earlier redemption date, equal to the benchmark rate, which is the 90-day average secured overnight financing rate, plus 412 basis points, determined on the determination date of the applicable interest period, payable quarterly in arrears on May 1, August 1, November 1 and February 1 of each year. The Company may also redeem the Notes, in whole or in part, on or after May 1, 2026, and at any time upon the occurrence of certain events, subject in each case to the approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve"). The Notes were designed to qualify as Tier 2 capital under the Federal Reserve's capital adequacy regulations. At December 31, 2025 and December 31, 2024, $19.8 million aggregate principal amount of the Notes was outstanding.

Financial Services.

Westfield Bank also provides access to insurance and investment products through Westfield Investment Services through LPL Financial ("LPL"), a third-party registered broker-dealer. Westfield Investment Services representatives provide a broad range of wealth management, investment, insurance, financial planning and strategic asset management services, helping clients meet all of their financial needs.

Securities and advisory services are offered through LPL Financial (LPL), a registered investment advisor and broker/dealer (member FINRA/SIPC). Insurance products are offered through LPL or its licensed affiliates. Westfield Bank and Westfield Investment Services **are not** registered as a broker/dealer or investment advisor. Registered representatives of LPL offer products and services using Westfield Investment Services, and may also be employees of Westfield Bank. These products and services are being offered through LPL or its affiliates, which are separate entities from and not affiliates of Westfield Bank or Westfield Investment Services. Securities and insurance offered through LPL or its affiliates are:

Not Insured by FDIC or Any Other Government Agency	Not Bank Guaranteed
Not Bank Deposits or Obligations	May Lose Value

Supervision and Regulation.

The Company and the Bank are subject to extensive regulation under federal and state laws. The regulatory framework applicable to savings and loan holding companies and their insured depository institution subsidiaries is intended to protect depositors, the federal deposit insurance fund (the "DIF"), consumers and the U.S. banking system, rather than investors.

Set forth below is a summary of the significant laws and regulations applicable to Western New England Bancorp and its subsidiaries. The summary description that follows is qualified in its entirety by reference to the full text of the statutes, regulations, and policies that are described. Such statutes, regulations, and policies are subject to ongoing review by Congress and state legislatures and federal and state regulatory agencies. A change in any of the statutes, regulations, or regulatory policies applicable to Western New England Bancorp and its subsidiaries could have a material effect on the results of the Company.

Overview.

Western New England Bancorp is a separate and distinct legal entity from the Bank. The Company is a Massachusetts-chartered stock holding company and a registered savings and loan holding company under the HOLA, and is subject to the supervision of and regular examination by the Board of Governors of the Federal Reserve System (the "FRB," the "Federal Reserve Board" or the "Federal Reserve") as its primary federal regulator. In addition, the Federal Reserve Board has enforcement authority over Western New England Bancorp and its non-savings association subsidiaries. Western New England Bancorp is also subject to the jurisdiction of the SEC and is subject to the disclosure and other regulatory requirements of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as administered by the SEC. Western New England Bancorp is traded on the NASDAQ under the ticker symbol, "WNEB," and is subject to the NASDAQ stock market rules.

Westfield Bank is organized as a federal savings association under the HOLA. The Bank is subject to the supervision of, and to regular examination by, the OCC as its chartering authority and primary federal regulator. To a limited extent, the Bank is also subject to the supervision and regulation of the FDIC as its deposit insurer. Financial products and services offered by Western New England Bancorp and the Bank are subject to federal consumer protection laws and implementing regulations promulgated by the Consumer Financial Protection Bureau (the "CFPB"). Western New England Bancorp and the Bank are also subject to oversight by state attorneys general for compliance with state consumer protection laws. The Bank's deposits are insured by the FDIC up to the applicable deposit insurance limits in accordance with FDIC laws and regulations. The Bank is a member of the FHLB, and is subject to the rules and requirements of the FHLB. The subsidiaries of Western New England

Bancorp and the Bank are subject to federal and state laws and regulations, including regulations of the FRB and the OCC, respectively.

Set forth below is a description of the significant elements of the laws and regulations applicable to Western New England Bancorp and its subsidiaries. Statutes, regulations and policies are subject to ongoing review by Congress, state legislatures and federal and state agencies. A change in any statute, regulation or policy applicable to Western New England Bancorp may have a material effect on the results of Western New England Bancorp and its subsidiaries.

Federal Savings and Loan Holding Company Regulation.

Western New England Bancorp is a savings and loan holding company as defined by the HOLA. In general, the HOLA restricts the business activities of savings and loan holding companies to those permitted for financial holding companies under the Bank Holding Company Act of 1956, as amended. Permissible businesses activities include banking, managing or controlling banks and other activities that the FRB has determined to be so closely related to banking "as to be a proper incident thereto," as well as any activity that is either (i) financial in nature or incidental to such financial activity (as determined by the FRB in consultation with the Secretary of the Treasury) or (ii) complementary to a financial activity, and that does not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally (as determined solely by the FRB). Activities that are financial in nature include, among others, securities underwriting and dealing, insurance underwriting and making merchant banking investments.

Mergers and Acquisitions.

The HOLA, the federal Bank Merger Act and other federal and state statutes regulate direct and indirect acquisitions of savings associations by savings and loan holding companies or other savings associations. The HOLA requires the prior approval of the FRB for the direct or indirect acquisition of more than 5% of the voting shares of a savings association or its parent holding company and for a company, other than a savings and loan holding company, to acquire "control" of a savings association or a savings and loan holding company. A company can be deemed to "control" a savings association or a savings and loan holding company by owning or controlling, directly or indirectly, more than 25% of the voting shares, but even below that threshold, a company can be found to have "control" through other controlling influences. Under the Change in Bank Control Act, no person, including a company, may acquire, directly or indirectly, control of an insured depository institution without providing 60 days' prior notice and receiving a non-objection from the appropriate federal banking agency.

Under the Bank Merger Act, the prior approval of the OCC is required for a federal savings association to merge with another insured depository institution, where the resulting institution is a federal savings association, or to purchase the assets or assume the deposits of another insured depository institution. In reviewing applications seeking approval of merger and acquisition transactions, the federal bank regulatory agencies must consider, among other things, the competitive effect and public benefits of the transactions, the capital position of the combined organization, performance records under the Community Reinvestment Act of 1977 (see the section captioned "Community Reinvestment Act of 1977" included elsewhere in this section) and the effectiveness of the subject organizations in combating money laundering.

Source of Strength Doctrine.

FRB policy requires savings and loan holding companies to act as a source of financial and managerial strength to their subsidiary savings associations. Section 616 of the Dodd-Frank Act codified the requirement that holding companies act as a source of financial strength to their insured depository institution subsidiaries. As a result, Western New England Bancorp is expected to commit resources to support the Bank, including at times when Western New England Bancorp may not be in a financial position to provide such resources. Any capital loans by a savings and loan holding company to any of its subsidiary savings associations are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary savings associations. In the event of a savings and loan holding company's bankruptcy, any commitment by the savings and loan holding company to a federal banking agency to maintain the capital of a subsidiary insured depository institution will be assumed by the bankruptcy trustee and entitled to priority of payment.

Dividends.

The Company is a legal entity separate and distinct from its subsidiaries. The revenue of the Company (on a parent-only basis) is derived primarily from dividends paid to it by the Bank and the Company's other subsidiaries. The right of the Company, and consequently the right of shareholders of the Company, to participate in any distribution of the assets or earnings of its subsidiaries through the payment of dividends or otherwise is subject to the prior claims of creditors of the subsidiaries, including, with respect to the Bank, depositors of the Bank, except to the extent that certain claims of the Company in a creditor capacity may be recognized.

Restrictions on Savings and Loan Holding Company Dividends.

The Federal Reserve has the authority to prohibit savings and loan holding companies from paying dividends if such payment is deemed to be an unsafe or unsound practice. The Federal Reserve has indicated generally that it may be an unsafe or unsound practice for savings and loan holding companies to pay dividends unless the savings and loan holding company's net income over the preceding year is sufficient to fund the dividends and the expected rate of earnings retention is consistent with the organization's capital needs, asset quality, and overall financial condition. Further, under the Federal Reserve's capital rules, the Company's ability to pay dividends is restricted if it does not maintain capital above the capital conservation buffer (See *Capital Adequacy* below).

Restrictions on Bank Dividends.

The OCC has the authority to use its enforcement powers to prohibit a bank from paying dividends if, in its opinion, the payment of dividends would constitute an unsafe or unsound practice. Federal law also prohibits the payment of dividends by a bank that will result in the bank failing to meet its applicable capital requirements on a pro forma basis.

The principal source of Company's liquidity is dividends from the Bank. The OCC oversees the ability of the Bank to make capital distributions, including dividends. The OCC generally prohibits a depository institution from making any capital distributions (including payment of a dividend) if the bank would thereafter be undercapitalized. The OCC's prior approval is required if the total of all dividends declared by a federal savings association in any calendar year would exceed the sum of the bank's net income for that year and its undistributed net income for the preceding two calendar years, less any required transfers to surplus, or if the bank would not be well capitalized after the dividend.

In addition, section 10(f) of the HOLA requires a subsidiary savings association of a savings and loan holding company, such as the Bank, to file a notice with the Federal Reserve prior to declaring certain types of dividends.

Capital Adequacy.

In July 2013, the FRB, the OCC and the FDIC approved final rules (the "Capital Rules") that established a new capital framework for U.S. banking organizations. The Capital Rules generally implement the Basel Committee on Banking Supervision's December 2010 final capital framework referred to as "Basel III" for strengthening international capital standards. In addition, the Capital Rules implement certain provisions of the Dodd-Frank Act. Pursuant to the Dodd-Frank Act, Western New England Bancorp, as a savings and loan holding company, is subject to the Capital Rules.

The Capital Rules substantially revised the risk-based capital requirements applicable to holding companies and their depository institution subsidiaries as compared to prior U.S. general risk-based capital rules. The Capital Rules revised the definitions and the components of regulatory capital and impacted the calculation of the numerator in banking institutions' regulatory capital ratios. The Capital Rules became effective on January 1, 2015, subject to phase-in periods for certain components and other provisions.

The Capital Rules: (i) require a capital measure called "Common Equity Tier 1" ("CET1") and related regulatory capital ratio of CET1 to risk-weighted assets; (ii) specify that Tier 1 capital consists of CET1 and "Additional Tier 1 capital" instruments meeting certain revised requirements; (iii) mandate that most deductions/adjustments to regulatory capital measures be made to CET1 and not to the other components of capital; and (iv) expand the scope of the deductions from and adjustments to capital as compared to existing regulations. Under the Capital Rules, for most banking organizations, including Western New England Bancorp, the most common form of Additional Tier 1 capital is non-cumulative perpetual preferred stock and the most common forms of Tier 2 capital are subordinated notes and a portion of the allocation for loan and lease losses, in each case, subject to the Capital Rules' specific requirements.

Pursuant to the Capital Rules, the minimum capital ratios are:

- 4.5% CET1 to risk-weighted assets;
- 6.0% Tier 1 capital (that is, CET1 plus Additional Tier 1 capital) to risk-weighted assets;
- 8.0% Total capital (that is, Tier 1 capital plus Tier 2 capital) to risk-weighted assets; and
- 4.0% Tier 1 capital to average consolidated assets as reported on consolidated financial statements (known as the "leverage ratio").

The Capital Rules also require a "capital conservation buffer," composed entirely of CET1, on top of these minimum risk-weighted asset ratios. The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of CET1 to risk-weighted assets above the minimum but below the capital conservation buffer will face constraints on dividends, equity and other capital instrument repurchases and compensation based on the amount of the shortfall. The additional capital conservation buffer must be 2.5% of CET1, effectively resulting in minimum ratios inclusive of the capital conservation buffer of (i) CET1 to risk-weighted assets of at least 7%, (ii) Tier 1 capital to risk-weighted assets of at least 8.5%, and (iii) Total capital to risk-weighted assets of at least 10.5%.

The Capital Rules provide for a number of deductions from and adjustments to CET1, which have been simplified for non-advanced approaches institutions since the time the Capital Rules were initially finalized.

In addition, under the current general risk-based capital rules, the effects of accumulated other comprehensive income or loss ("AOCI") items included in shareholders' equity (for example, marks-to-market of securities held in the AFS portfolio) under generally accepted accounting principles in the United States of America ("GAAP") are reversed for the purposes of determining regulatory capital ratios. Under the Capital Rules, the effects of certain AOCI items are not excluded; however, banking organizations not using advanced approaches, were permitted to make a one-time permanent election to continue to exclude these items in January 2015. The Company and the Bank made this election.

The risk-weighting categories in the Capital Rules are standardized and include a risk-sensitive number of categories, depending on the nature of the assets, generally ranging from 0% for U.S. government and agency securities, to 600% for certain equity exposures, and resulting in higher risk weights for a variety of assets. The implementation of the Capital Rules did not have a material impact on the Company's or the Bank's consolidated capital levels.

The Bank is subject to the Capital Rules as well. The Company and the Bank are each in compliance with the targeted capital ratios under the Capital Rules at December 31, 2025.

In September 2019, the OCC, the Federal Reserve Board and the FDIC adopted a final rule that was intended to further simplify the Capital Rules for depository institutions and their holding companies that have less than $10 billion in total consolidated assets, such as us, if such institutions meet certain qualifying criteria. This final rule became effective on January 1, 2020. Under this final rule, if we meet the qualifying criteria, including having a leverage ratio (equal to tier 1 capital divided by average total consolidated assets) of greater than 9 percent, we will be eligible to opt into the community bank leverage ratio framework. If we opt into this framework, we will be considered to have satisfied the generally applicable risk-based and leverage capital requirements in the Capital Rules (as modified pursuant to the simplification rule) and will be considered to have met the well-capitalized ratio requirements for PCA (as defined below) purposes. The Company and the Bank evaluated the simplified Capital Rules to determine our adoption status for the applicable filings periods beginning in 2020 and decided not to opt in to the community bank leverage ratio framework.

Prompt Corrective Action.

Pursuant to Section 38 of the Federal Deposit Insurance Act ("FDIA"), federal banking agencies are required to take "prompt corrective action" ("PCA") should an insured depository institutions fail to meet certain capital adequacy standards. At each successive lower capital category, an insured depository institution is subject to more restrictions and prohibitions, including restrictions on growth, restrictions on interest rates paid on deposits, restrictions or prohibitions on payment of dividends and restrictions on the acceptance of brokered deposits. Furthermore, if an insured depository institution is classified in one of the undercapitalized categories, it is required to submit a capital restoration plan to the appropriate federal banking agency, and the holding company must guarantee the performance of that plan. Based upon its capital levels, a bank that is classified as well-capitalized, adequately capitalized, or undercapitalized may be treated as though it were in the next lower capital category if the appropriate federal banking agency, after notice and opportunity for hearing, determines that an unsafe or unsound condition, or an unsafe or unsound practice, warrants such treatment.

For purposes of PCA, to be: (i) well-capitalized, an insured depository institution must have a total risk-based capital ratio of at least 10%, a Tier 1 risk-based capital ratio of at least 8%, a CET1 risk-based capital ratio of at least 6.5%, and a Tier 1 leverage ratio of at least 5%; (ii) adequately capitalized, an insured depository institution must have a total risk-based capital ratio of at least 8%, a Tier 1 risk-based capital ratio of at least 6%, a CET1 risk-based capital ratio of at least 4.5%, and a Tier 1 leverage ratio of at least 4%; (iii) undercapitalized, an insured depository institution would have a total risk-based capital ratio of less than 8%, a Tier 1 risk-based capital ratio of less than 6%, a CET1 risk-based capital ratio of less than 4.5%, and a Tier 1 leverage ratio of less than 4%; (iv) significantly undercapitalized, an insured depository institution would have a total risk-based capital ratio of less than 6%, a Tier 1 risk-based capital ratio of less than 4%, a CET1 risk-based capital ratio of less than 3%, and a Tier 1 leverage ratio of less than 3%.; and (v) critically undercapitalized, an insured depository institution would have a ratio of tangible equity to total assets that is less than or equal to 2%. As of December 31, 2025, the Bank was "well-capitalized" under the PCA framework.

Business Activities.

The Bank derives its lending and investment powers from the HOLA and its implementing regulations promulgated by the OCC. Those laws and regulations limit the Bank's authority to invest in certain types of assets and to make certain types of loans. Permissible investments include, but are not limited to, mortgage loans secured by residential and commercial real estate, commercial and consumer loans, certain types of debt securities, and certain other assets. The Bank may also establish service corporations that may engage in activities not otherwise permissible for the Bank, including certain real estate equity investments and securities and insurance brokerage.

Loans to One Borrower.

Generally, a federal savings bank may not make a loan or extend credit to a single borrower or related group of borrowers if the aggregate of all loans or extensions of credit to that single borrower or related group of borrowers would be in excess of 15% of the bank's unimpaired capital and surplus. An additional amount may be loaned, equal to 10% of unimpaired capital and surplus, if the aggregate amount of any loan above 15% of the bank's unimpaired capital and surplus is fully secured by readily marketable collateral, which generally does not include real estate. As of December 31, 2025, the Company was in compliance with these limitations on loans to one borrower.

Concentrated Commercial Real Estate Lending Regulations.

The federal banking agencies, including the OCC, have promulgated guidance governing financial institutions with concentrations in commercial real estate lending. The guidance provides that a bank has a concentration in commercial real estate lending if (i) total reported loans for construction, land development, and other land represent 100% or more of total capital or (ii) total reported loans secured by multifamily and nonfarm nonresidential properties (excluding loans secured by owner-occupied properties) and loans for construction, land development, and other land represent 300% or more of total capital and the bank's commercial real estate loan portfolio has increased 50% or more during the prior 36 months.

If a concentration is present, management must employ heightened risk management practices that address the following key elements: board and management oversight and strategic planning, portfolio management, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing, and maintenance of increased capital levels as needed to support the level of commercial real estate lending. On December 18, 2015, the federal banking agencies jointly issued a "Statement on Prudent Risk Management for Commercial Real Estate Lending" reminding banks of the need to engage in risk management practices for commercial real estate lending.

Qualified Thrift Lender Test.

Under federal law, as a federal savings association, the Bank must comply with the qualified thrift lender test (the "QTL Test"). Under the QTL Test, the Bank is required to maintain at least 65% of its "portfolio assets" in certain "qualified thrift investments" in at least nine months of the most recent twelve-month period. "Portfolio assets" means, in general, the Bank's total assets less the sum of:

- specified liquid assets up to 20% of total assets;
- goodwill and other intangible assets; and
- value of property used to conduct the Bank's business.

"Qualified thrift investments" include certain assets that are includable without limit, such as residential and manufactured housing loans, home equity loans, education loans, small business loans, credit card loans, mortgage backed securities, FHLB stock and certain U.S. government obligations. In addition, certain assets are includable as "qualified thrift investments" in an amount up to 20% of portfolio assets, including certain consumer loans and loans in "credit-needy" areas.

The Bank may also satisfy the QTL Test by qualifying as a "domestic building and loan association" as defined in the Internal Revenue Code. Failure by the Bank to maintain its status as a qualified thrift lender ("QTL") would result in restrictions on activities, including restrictions on branching and the payment of dividends. If the Bank were unable to correct that failure within a specified period of time, it must either continue to operate under those restrictions on its activities or convert to a national bank charter. The Bank met the QTL Test in each of the prior 12 months and, therefore, is a "qualified thrift lender."

The Community Reinvestment Act.

The Community Reinvestment Act of 1977 (the "CRA") and the regulations issued thereunder are intended to encourage banks to help meet the credit needs of their entire assessment area, including low and moderate income neighborhoods, consistent with the safe and sound operations of such banks. The CRA requires the OCC to evaluate the record of each financial institution in meeting such credit needs. The CRA evaluation is also considered by the bank regulatory agencies in evaluating approvals for mergers, acquisitions, and applications to open, relocate or close a branch or facility. Failure to adequately meet the criteria within CRA guidelines could impose additional requirements and limitations on the Bank. Additionally, the Bank must publicly disclose the ability to request the Bank's CRA Performance Evaluation and other various related documents. The Bank received a rating of "Outstanding" on its most recent Community Reinvestment Act examination.

Consumer Protection and CFPB Supervision.

The Dodd-Frank Act centralized responsibility for consumer financial protection by creating the CFPB, an independent federal agency responsible for implementing, enforcing, and examining compliance with federal consumer financial laws. As Western New England Bancorp has less than $10 billion in total consolidated assets, the OCC continues to exercise primary examination authority over the Bank with regard to compliance with federal consumer financial laws and regulations. Under the Dodd-Frank Act, state attorneys general are also empowered to enforce rules issued by the CFPB.

The Company and the Bank are subject to a number of federal and state laws designed to protect borrowers and promote fair lending. These laws include, among others, the Equal Credit Opportunity Act, the Fair Credit Reporting

Act, the Truth in Lending Act, the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act, various state law counterparts, and the Consumer Financial Protection Act of 2010.

Transactions with Affiliates and Loans to Insiders.

Under federal law, transactions between insured depository institutions and their affiliates are governed by Sections 23A and 23B of the Federal Reserve Act ("FRA"), and the FRB's implementing Regulation W. In a holding company context, at a minimum, the parent holding company of a bank or savings association, and any companies which are controlled by such parent holding company, are "affiliates" of the bank or savings association. Generally, sections 23A and 23B are intended to protect insured depository institutions from losses arising from transactions with non-insured affiliates, by limiting the extent to which a depository institution or its subsidiaries may engage in covered transactions with any one affiliate and with all affiliates of the depository institution in the aggregate, and by requiring that such transactions be on market terms that are consistent with safe and sound banking practices.

Section 22(h) of the FRA restricts loans to directors, executive officers, and principal stockholders ("Insiders"). Under Section 22(h), loans to Insiders and their related interests may not exceed, together with all other outstanding loans to such persons and affiliated entities, the insured depository institution's total capital and surplus. Loans to Insiders above specified amounts must receive the prior approval of the Board. Further, under Section 22(h), loans to insiders must be made on terms substantially the same as offered in comparable transactions to other persons, except that such Insiders may receive preferential loans made under a benefit or compensation program that is widely available to the bank's employees and does not give preference to the insider over the employees. Section 22(g) of the FRA places additional limitations on loans to executive officers.

Enforcement.

The OCC has primary enforcement responsibility over federal savings associations, including the Bank. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease and desist orders and to remove directors and officers. In general, these enforcement actions may be initiated in response to unsafe or unsound practices, and any violation of laws and regulations.

Standards for Safety and Soundness.

The Bank is subject to certain standards designed to maintain the safety and soundness of individual insured depository institutions and the banking system. The OCC has prescribed safety and soundness guidelines relating to (i) internal controls, information systems and internal audit systems; (ii) loan documentation; (iii) credit underwriting; (iv) interest rate exposure; (v) asset growth, concentration, and quality; (vi) earnings; and (vii) compensation and benefit standards for officers, directors, employees and principal shareholders. A savings association not meeting one or more of the safety and soundness guidelines may be required to file a compliance plan with the OCC.

Under the FDIA, the FDIC may terminate deposit insurance upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. Management is not aware of any practice, condition or violation that might lead to the termination of the Bank's deposit insurance.

Federal Deposit Insurance.

The FDIC's deposit insurance limit is $250,000 per depositor, per insured bank, for each account ownership category. The deposits of the Bank are insured up to applicable limits by the DIF of the FDIC. The Bank is subject to deposit insurance assessments to maintain the DIF. The FDIC uses a risk-based assessment system that imposes insurance premiums based upon a risk matrix that takes into account an insured depository institution's capital level and supervisory rating, commonly known as the "CAMELS" rating. The risk matrix utilizes different risk categories which are distinguished by capital levels and supervisory ratings. As a result of the Dodd-Frank Act, the base for insurance assessments is now consolidated average assets less average tangible equity. Assessment rates are calculated using formulas that take into account the risk of the institution being assessed.

Depositor Preference.

The FDIA provides that, in the event of the "liquidation or other resolution" of an insured depository institution, the claims of depositors of the institution, including the claims of the FDIC as subrogee of insured depositors, and certain claims for administrative expenses of the FDIC as a receiver, will have priority over other general unsecured claims against the institution. If an insured depository institution fails, insured and uninsured depositors, along with the FDIC, will have priority in payment ahead of unsecured, non-deposit creditors, including the parent holding company, with respect to any extensions of credit they have made to such insured depository institution.

Federal Home Loan Bank System.

The Bank is a member of the Federal Home Loan Bank of Boston, which is one of the regional Federal Home Loan Banks comprising the Federal Home Loan Bank System. Each Federal Home Loan Bank serves as a central credit facility primarily for its member institutions. The Bank, as a member of the FHLB, is required to acquire and hold shares of capital stock in the FHLB. Required percentages of stock ownership are subject to change by the FHLB, and the Bank was in compliance with this requirement with an investment in FHLB capital stock at December 31, 2025. If there are any developments that cause the value of our stock investment in the FHLB to become impaired, we would be required to write down the value of our investment, which could affect our net income and shareholders' equity.

Reserve Requirements.

FRB regulations authorize the Federal Reserve Board to require insured depository institutions to maintain non-interest earning reserves against their transaction accounts (primary interest-bearing and regular checking accounts). The Bank's required reserves can be in the form of vault cash. If vault cash does not fully satisfy the required reserves, they may be satisfied in the form of a balance maintained with the FRB. Currently, there is no reserve requirement because the Federal Reserve Board reduced the reserve requirement to zero percent.

Financial Privacy and Data Security.

Western New England Bancorp is subject to federal laws, including the Gramm-Leach Bliley Act, and certain state laws containing consumer privacy protection provisions. These provisions limit the ability of banks and other financial institutions to disclose non-public information about consumers to affiliated and non-affiliated third parties and limit the reuse of certain consumer information received from non-affiliated institutions. These provision require notice of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to affiliates or non-affiliated third parties by means of "opt out" or "opt in" authorizations.

The Gramm-Leach Bliley Act requires that financial institutions implement comprehensive written information security programs that include administrative, technical, and physical safeguards to protect consumer information. Further, pursuant to interpretive guidance issued under the Gramm-Leach Bliley Act and certain state laws, financial institutions are required to notify customers of security breaches that result in unauthorized access to their nonpublic personal information.

Preventing Suspicious Activity.

Under Title III of the USA PATRIOT Act ("Patriot Act"), all financial institutions are required to take certain measures to identify their customers, prevent money laundering, monitor customer transactions and report suspicious activity to U.S. law enforcement agencies. Financial institutions also are required to respond to requests for information from federal banking agencies and law enforcement agencies. Information sharing among financial institutions for the above purposes is encouraged by an exemption granted to complying financial institutions from the privacy provisions of Gramm-Leach Bliley Act and other privacy laws. Financial institutions are required to have anti-money laundering programs in place, which include, among other things, performing risk assessments and customer due diligence. The primary federal banking agencies and the Secretary of the Treasury have adopted regulations to implement several of these provisions. The Bank must also comply with the Customer Due Diligence Rule, which clarifies and strengthens the existing obligations for identifying new and existing customers and explicitly includes risk-based procedures for conducting ongoing customer due diligence. Financial institutions also are required to establish internal anti-money laundering programs. The effectiveness of institutions in combating money laundering activities is a factor to be considered in any application submitted by an insured depository institution under the Bank Merger Act. Western New England Bancorp and the Bank have in place a Bank Secrecy Act and Patriot Act compliance program and engage in limited transactions with foreign financial institutions or foreign persons.

The Fair Credit Reporting Act's Red Flags Rule requires financial institutions with covered accounts (e.g. consumer bank accounts and loans) to develop, implement, and administer an identity theft prevention program. This program must include reasonable policies and procedures to detect suspicious patterns or practices that indicate the possibility of identity theft, such an inconsistencies in personal information or changes in account activity.

Office of Foreign Assets Control Regulation.

The U.S. has imposed economic sanctions that affect transactions with designated foreign countries, nationals and others. These are typically known as the "OFAC" rules based on their administration by the Office of Foreign Assets Control, which is an office within the U.S. Department of Treasury (the "OFAC"). The OFAC-administered sanctions targeting countries take many different forms. Generally, the sanctions contain one or more of the following elements: (i) restrictions on trade with or investment in a sanctioned country, including prohibitions against direct or indirect imports from and exports to a sanctioned country and prohibitions on "U.S. persons" engaging in financial transactions relating to making investments in, or providing investment-related advice or assistance to, a sanctioned country; and (ii) a blocking of assets in which the government or specially designated nationals of the sanctioned country have an interest, by prohibiting transfers of property subject to U.S. jurisdiction (including property in the possession or control of U.S. persons). Blocked assets (e.g., property and bank deposits) cannot be paid out, withdrawn, set off or transferred in any manner without an OFAC license. Failure to comply with these sanctions could have legal and reputational consequences.

Home Mortgage Disclosure Act ("HMDA").

On October 15, 2015, pursuant to section 1094 of the Dodd-Frank Act, the CFPB issued amended rules in regards to the collection, reporting and disclosure of certain residential mortgage transactions under the HMDA (the "HMDA Rules"). The Dodd-Frank Act mandated additional loan data collection points in addition to authorizing the CFPB to require other data collection points under implementing Regulation C. Most of the provisions of the HMDA Rule went into effect on January 1, 2018 and apply to data collected in 2018 and reporting in 2019 and later years. The HMDA Rule adopts a uniform loan volume threshold for all financial institutions, modifies the types of transactions that are subject to collection and reporting, expands the loan data information being collected and reported, and modifies procedures for annual submission and annual public disclosures.

UDAP and UDAAP.

Banking regulatory agencies have increasingly used a general consumer protection statute to address "unethical" or otherwise "bad" business practices that may not necessarily fall directly under the purview of a specific banking or consumer finance law. The law of choice for enforcement against such business practices has been Section 5 of the Federal Trade Commission Act, referred to as the FTC Act, which is the primary federal law that prohibits unfair or deceptive acts or practices, referred to as UDAP, and unfair methods of competition in or affecting commerce. "Unjustified consumer injury" is the principal focus of the FTC Act. Prior to the Dodd-Frank Act, there was little formal guidance to provide insight to the parameters for compliance with UDAP laws and regulations. However, UDAP laws and regulations have been expanded under the Dodd-Frank Act to apply to "unfair, deceptive or abusive acts or practices," referred to as UDAAP, which have been delegated to the CFPB for rule-making. The federal banking agencies have the authority to enforce such rules and regulations.

Incentive Compensation.

The Dodd-Frank Act requires publicly traded companies to give stockholders a non-binding vote on executive compensation at their first annual meeting taking place six months after the date of enactment and at least every three years thereafter and on "golden parachute" payments in connection with approvals of mergers and acquisitions. The legislation also authorized the SEC to promulgate rules that would allow stockholders to nominate their own candidates using a company's proxy materials. The Dodd-Frank Act requires the federal banking agencies and the SEC to establish joint regulations or guidelines prohibiting incentive-based payment arrangements at specified regulated entities with at least $1 billion in total consolidated assets that encourage inappropriate risks by providing an executive officer, employee, director or principal shareholder with excessive compensation, fees, or benefits that could lead to material financial loss to the entity. The federal banking agencies and the SEC proposed such regulations in 2016 and issued re-proposed regulations in substantially the same form in May 2024, which have not been finalized. If the regulations are adopted in the form initially proposed or a similar form, they will restrict the manner in which executive compensation is structured.

The Dodd-Frank Act also gives the SEC authority to prohibit broker discretionary voting on elections of directors, executive compensation matters and any other significant matter. At the 2012, 2017, and 2023 Annual Meeting of Shareholders, Western New England Bancorp's shareholders voted on a non-binding, advisory basis to hold a non-binding, advisory vote on the compensation of named executive officers of Western New England Bancorp annually. In light of the results, the Board determined to hold the vote annually.

Future Legislative and Regulatory Initiatives.

Various legislative and regulatory initiatives are introduced by Congress, state legislatures and different financial regulatory agencies. Such initiatives may include proposals to expand or contract the powers of savings and loan holding companies and/or depository institutions, and may also include changes in priorities and operations of regulatory agencies in connection with new leadership. Proposed legislation and regulatory initiatives could change banking statutes and the operating environment of Western New England Bancorp in substantial and unpredictable ways. If enacted or implemented, such legislation and regulatory initiatives could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions. Western New England Bancorp cannot predict whether any such legislation and regulatory initiatives will be enacted or implemented, and, if enacted or implemented, the effect that it or any implementing regulations would have on the financial condition or results of operations of Western New England Bancorp. Other legislation may be introduced in Congress, or other regulatory initiatives introduced, which would further regulate, deregulate or restructure the financial services industry, including proposals to substantially reform the financial regulatory framework. It is not possible to predict whether any such proposals will be enacted into law or, if enacted, the effect which they may have on our business and earnings.

Available Information.

We maintain a website at **www.westfieldbank.com**. The website contains information about us and our operations. Through a link to the Investor Relations section of our website, copies of each of our filings with the SEC, including our Annual Report on Form 10-K, Quarterly Reports Form 10-Q and Current Reports on Form 8-K and all amendments to those reports, can be viewed and downloaded free of charge as soon as reasonably practicable after the reports and amendments are electronically filed with or furnished to the SEC. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file or furnish such information electronically with the SEC. The information found on our website or the website of the SEC is not incorporated by reference into this Annual Report on Form 10-K or any other report we file with or furnish to the SEC.

ITEM 1A.   RISK FACTORS.

An investment in the Company's common stock is subject to a variety of risks and uncertainties including, without limitation, those set forth below, any of which could cause the Company's actual results to vary materially from recent results, or from the other forward looking statements that the Company may make from time to time in news releases, annual reports and other written or oral communications. The material risks and uncertainties that management believes may affect the Company are described below. These risks and uncertainties are not listed in any particular order of priority and are not necessarily the only ones facing the Company. Additional risks and uncertainties that management is not aware of or focused on or that management currently deems immaterial may also impair the Company's business, financial condition and results of operations.

This annual report on Form 10-K is qualified in its entirety by these risk factors. If any of the following risks actually occur, the Company's business, financial condition and results of operations could be materially and adversely affected. If this were to happen, the value of the Company's common stock could decline significantly, and stockholders could lose some or all of their investment.

Risks Related to our Business and Industry

Our Business and Results of Operations May be Adversely Affected by the Financial Markets, Fiscal, Monetary, and Regulatory Policies and Economic Conditions. These Factors Could Have a Material Adverse Effect on Our Earnings, Net Interest Margin, Rate of Growth, Financial Condition and Stock Price. The economy in the United States and globally has experienced volatility in recent years and may continue to do so for the foreseeable future, particularly as a result of regulatory changes from the new administration. There can be no assurance that economic conditions will not worsen. Our business has been and may in the future continue to be affected by unfavorable or uncertain economic conditions such as the level and volatility of interest rates, availability and market conditions of financing, business activity or investor or business confidence, unexpected changes in gross domestic product, economic growth or its sustainability, inflation, supply chain disruptions, consumer spending, employment levels, labor shortages, wage inflation, federal government shutdowns, developments related to the U.S. federal debt ceiling, energy prices, home prices, commercial property values, bankruptcies, fluctuations or other significant changes in both debt and equity capital markets and currencies, liquidity of financial markets and the availability and cost of capital and credit, natural disasters, epidemics and pandemics (including COVID-19), terrorist attacks, acts of war or a combination of these or other factors.

Market fluctuations may impact our margin requirements and affect our business liquidity. Also, any sudden or prolonged market downturn, as a result of the above factors or otherwise, could result in a decline in net interest income and noninterest income and adversely affect our results of operations and financial condition, including asset quality, capital and liquidity levels.

In particular, the Company may face the following risks in connection with the economic or market environment:

- The Company's and the Bank's ability to borrow from other financial institutions or to access the debt of equity capital markets on favorable terms or at all could be adversely affected by further disruptions in the capital markets or other events, including actions by ratings agencies and deteriorating investor expectations.

- The Company faces increased regulation of the banking and financial services industry. Compliance with such regulation may increase its costs and limit its ability to pursue business opportunities. The regulators of the Company and the Bank are increasingly focused on liquidity and other risks after the bank failures of 2023.

- Lowered consumer and business confidence levels that could result in declines in credit usage, adverse changes in payment patterns and increases in loan delinquencies and default rates, which management expects would adversely impact the Bank's charge-offs and provision for loan losses.

- Market developments may adversely affect the Bank's securities portfolio by causing other-than-temporary-impairments, prompting write-downs and securities losses.

- Competition in banking and financial services industry could intensify as a result of the increase consolidation of financial services companies in connection with current market conditions or otherwise.

- The Company's ability to assess the creditworthiness of its customers may be impaired if the models and approaches the Company uses to select, manage, and underwrite its customers become less predictive of future behaviors.

- The Company could suffer decreases in demand for loans or other financial products and services or decreased deposits or other investments in accounts with the Company.

- The value of loans and other assets or collateral securing loans may decrease.

In addition, there are continuing concerns related to, among other things, the level of U.S. government debt and fiscal actions that may be taken to address that debt, economic and political instability and uncertainty, wars and military conflict, such as in Ukraine, the Middle East and Venezuela, all of which may have a destabilizing effect on financial markets and economic activity. Economic pressure on consumers and overall economic uncertainty may result in changes in consumer and business spending, borrowing and saving habits. These economic conditions and/or other negative developments in the domestic or international credit markets or economies may significantly affect the markets in which we do business, the value of our loans and investments, and our ongoing operations, costs and profitability. Declines in real estate values and sales volumes and high unemployment or underemployment may also result in higher than expected loan delinquencies, increases in our levels of nonperforming and classified assets and a decline in demand for our products and services. These negative events may cause us to incur losses and may adversely affect our capital, liquidity and financial condition.

Interest Rate Volatility Could Adversely Affect Our Results of Operations and Financial Condition. We cannot predict or control changes in interest rates. Interest rates are highly sensitive to many factors that are beyond the Company's control, including monetary policy of the federal government, inflation and deflation, volatility of domestic and global financial markets, volatility of credit markets, and competition. During 2025, the Federal Reserve Board continued reducing the federal funds rate, which had been raised significantly during 2022 and 2023 to combat rising inflation in the U.S. Notwithstanding these reductions, there can be no assurances that the Federal Reserve Board will continue to cut the target federal funds rate in 2026 and it may remain open to increasing rates further should inflation dynamics remain unfavorable. Changes in monetary policy, including changes in interest rates, influence not only the interest we receive on loans and securities and the interest we pay on deposits and borrowings, but such changes could affect our ability to originate loans and obtain deposits, the fair value of financial assets and liabilities, and the average duration of our assets.

The Company's earnings and cash flows are largely dependent upon its net interest income, meaning the difference between interest income earned on interest-earning assets and interest expense paid on interest-bearing liabilities. Net interest income is the most significant component of our net income, accounting for approximately 84.8% of total revenues in 2025. Changes in market interest rates, in the shape of the yield curve or in spreads between different market interest rates can have a material effect on our net interest margin. The rates on some interest-earning assets, such as loans and investments, and interest-bearing liabilities, such as deposits and borrowings, adjust concurrently with, or within a brief period after, changes in market interest rates, while others adjust only periodically or not at all during their terms. Thus, changes in market interest rates might, for example, result in an increase in the interest paid on interest-bearing liabilities that is not accompanied by a corresponding increase in the interest earned on interest-earning assets, or the increase in interest earned might be at a slower pace, or in a smaller amount, than the increase in interest paid, reducing our net interest income and/or net interest margin. In addition, we rely on lower-cost, core deposits as our primary source of funding and changes in interest rates could increase our cost of funding, reduce our net interest margin and/or create liquidity challenges We have policies and procedures designed to manage the risks associated with changes in interest rates and actively manage these risks through hedging and other risk mitigation strategies. However, if our assumptions are wrong or overall economic conditions are significantly different than anticipated, our hedging and other risk mitigation strategies may be ineffective and may adversely impact our financial condition and results of operations.

Our Loan Portfolio Includes Loans with a Higher Risk of Loss. The Company originates commercial and industrial loans, commercial real estate loans, consumer loans, and residential mortgage loans primarily within its market area. The lending strategy focuses on residential real estate lending as well as servicing commercial customers, including increased emphasis on commercial and industrial lending and commercial deposit relationships. Commercial and industrial loans, commercial real estate loans, and consumer loans may expose a lender to greater credit risk than loans secured by residential real estate because the collateral securing these loans may not be sold as easily as residential real estate. In addition, commercial real estate and commercial and industrial loans may also involve relatively large loan balances to individual borrowers or groups of borrowers.

These loans also have greater credit risk than residential real estate for the following reasons:

- *Commercial Real Estate Loans.* Repayment is dependent on income being generated in amounts sufficient to cover operating expenses and debt service.
- *Commercial and Industrial Loans.* Repayment is generally dependent upon the successful operation of the borrower's business.
- *Consumer Loans.* Consumer loans are collateralized, if at all, with assets that may not provide an adequate source of payment of the loan due to depreciation, damage or loss.

Any downturn in the real estate market or local economy could adversely affect the value of the properties securing the loans or revenues from the borrowers' businesses thereby increasing the risk of nonperforming loans.

Inflation Can Have an Adverse Impact on the Company's Business and its Customers. Inflation risk is the risk that the value of assets or income from investments will be worth less in the future as inflation decreases the value of money. While the Federal Reserve reduced the federal funds rate in 2025, there can be no assurances that the Federal Reserve will continue to cut target funds rates in 2026 and it may remain open to increasing rates further should inflation dynamics remain unfavorable in 2026. Additionally, the Federal Reserve has raised certain benchmark interest rates in response to this elevated inflation. As discussed above, changes in interest rates could hurt our profits, as inflation increases and market interest rates rise, the value of the Company's investment securities, particularly those with longer maturities, would decrease, although this effect can be less pronounced for floating rate instruments. In addition, inflation generally increases the cost of goods and services the Company uses in its business operations, such as electricity and other utilities, and also generally increases employee wages, any of which can increase the Company's non-interest expenses. Furthermore, the Company's customers are also affected by inflation and the rising costs of goods and services used in their households and businesses, which could have a negative impact on their ability to repay their loans with the Company. Sustained higher interest rates by the Federal Reserve Board to tame persistent inflationary price pressures could also push down asset prices and weaken economic activity. A deterioration in economic conditions in the United States and the Company's markets could result in an increase in loan delinquencies and non-performing assets, decreases in loan collateral values and a decrease in demand for the Company's products and services, all of which, in turn, would adversely affect the Company's business, financial condition and results of operations.

The Company's Allowance for Credit Losses May Not be Adequate to Cover Loan Losses, Which Could Have a Material Adverse Effect on the Company's Business, Financial Condition and Results of Operations. A significant source of risk for the Company arises from the possibility that losses will be sustained because borrowers, guarantors and related parties may fail to perform in accordance with the terms of their loan agreements. Most loans originated by the Bank are secured, but some loans are unsecured based upon management's evaluation of the creditworthiness of the borrowers. With respect to secured loans, the collateral securing the repayment of these loans principally includes a wide variety of real estate, and to a lesser extent personal property, either of which may be insufficient to cover the obligations owed under such loans.

Collateral values and the financial performance of borrowers may be adversely affected by changes in prevailing economic, environmental and other conditions, including declines in the value of real estate, changes in interest rates and debt service levels, changes in oil and gas prices, changes in monetary and fiscal policies of the federal government, widespread disease, terrorist activity, environmental contamination and other external events, which are beyond the control of the Company. In addition, collateral appraisals that are out of date or that do not meet industry recognized standards might create the impression that a loan is adequately collateralized when in fact it is not. Although the Company may acquire any real estate or other assets that secure defaulted loans through foreclosures or other similar remedies, the amounts owed under the defaulted loans may exceed the value of the assets acquired.

The Company maintains an allowance for credit losses, which is established through a provision for credit losses charged to earnings that represents management's estimate of expected losses inherent within the Company's existing loans held for investment portfolio. The allowance for credit losses for loans held for investment, as reported in our consolidated balance sheet, is adjusted by a credit loss expense, which is reported in earnings, and reduced by the charge-off of loan amounts, net of recoveries.

The credit loss estimation process involves procedures to appropriately consider the unique characteristics of loan portfolio segments, which consist of commercial real estate loans, residential real estate loans, commercial and industrial loans, and consumer loans. These segments are further disaggregated into loan classes, the level at which credit risk is monitored. For each of these pools, the Company generates cash flow projections at the instrument level wherein payment expectations are adjusted for estimated prepayment speed, curtailments, time to recovery, probability of default, and loss given default. The modeling of expected prepayment speeds, curtailment rates, and time to recovery are based on historical internal data. The quantitative component of the ACL on loans is model-based and utilizes a forward-looking macroeconomic forecast. The Company uses a discounted cash flow method, incorporating probability of default and loss given default forecasted based on statistically derived economic variable loss drivers, to estimate expected credit losses. This process includes estimates which involve modeling loss projections attributable to existing loan balances, and considering historical experience, current conditions, and future expectations for pools of loans over a reasonable and supportable forecast period. The historical information either experienced by the Company or by a selection of peer banks, when appropriate, is derived from a combination of recessionary and non-recessionary performance periods for which data is available. The expected loss estimates for the consumer loan segment are based on historical loss rates using the WARM method.

The allowance for credit losses inherently involves a high degree of subjectivity and requires the Company to make significant estimates of current credit risks and trends, all of which may undergo material changes. In addition, bank regulatory agencies periodically review the Company's allowance for credit losses and may require an increase in the provision for credit losses or the recognition of further loan charge-offs, based on judgments that differ from those of the Company's management. While the Company strives to carefully monitor credit quality and to identify loans that may become nonperforming, it may not be able to identify deteriorating loans before they become nonperforming assets, or be able to limit losses on those loans that have been identified to be nonperforming.

Increases in the Company's Nonperforming Assets Could Adversely Affect the Company's Results of Operations and Financial Condition in the Future. Nonperforming assets adversely affect net income in various ways. While the Company pays interest expense to fund nonperforming assets, no interest income is recorded on nonperforming loans or other real estate owned, thereby adversely affecting income and returns on assets and equity. In addition, loan administration and workout costs increase, resulting in additional reductions of earnings. When taking collateral in foreclosures and similar proceedings, the Company is required to carry the property or loan at its then-estimated fair market value less estimated cost to sell, which, when compared to the carrying value of the loan, may result in a loss. These nonperforming loans and other real estate owned also increase the Company's risk profile and the capital that regulators believe is appropriate in light of such risks and have an impact on the Company's FDIC risk-based deposit insurance premium rate. The resolution of nonperforming assets requires significant time commitments from management and staff. The Company may experience further increases in nonperforming loans in the future, and nonperforming assets may result in further costs and losses in the future, either of which could have a material adverse effect on the Company's financial condition and results of operations.

The Company's Use of Appraisals in Deciding Whether to Make a Loan Does Not Ensure the Value of the Collateral. In considering whether to make a loan secured by real property or other business assets, the Company generally requires an internal evaluation or independent appraisal of the asset. However, these assessment methods are only an estimate of the value of the collateral at the time the assessment is made, and involve a large degree of estimates and assumptions and an error in fact or judgment could adversely affect the reliability of the valuation. Changes in those estimates resulting from continuing change in the economic environment and events occurring after the initial assessment may cause the value of the assets to decrease in future periods. As future events and their effects cannot be determined with precision, actual values could differ significantly from these estimates. As a result of any of these factors, the value of collateral backing a loan may be less than estimated at the time of assessment, and if a default occurs the Company may not recover the outstanding balance of the loan.

The Company's Investments are Subject to Interest Rate Risks, Credit Risk and Liquidity Risk and Declines in Value in its Investments May Require the Company to Record Impairment Charges That Could Have a Material Adverse Effect on the Company's Results of Operations and Financial Condition. There are inherent risks associated with the Company's investment activities, many of which are beyond the Company's control. These risks include the impact from changes in interest rates, weakness in real estate, municipalities, government-sponsored enterprises, or other industries, the impact of changes in income tax rates on the value of tax-exempt securities, adverse changes in regional or national economic conditions, and general turbulence in domestic and foreign financial markets, among other things. These conditions could adversely impact the fair market value and/or the ultimate collectability of the Company's investments. In addition to fair market value impairment, carrying values may be adversely impacted due to a fundamental deterioration of the individual municipality, government agency, or corporation whose debt obligations the Company owns or of the individual company or fund in which the Company has invested.

If the Company does not expect to recover the entire amortized cost basis of the security, an allowance for credit losses would be recorded, with a related charge to earnings, limited by the amount of the fair value of the security less its amortized cost. If the Company intends to sell the security or it is more likely than not that the Company will be required to sell the debt security before recovery of its amortized cost basis, the Company recognizes the entire difference between the amortized cost basis of the security and its fair value in earnings. Any impairment that has not been recorded through an allowance for credit loss is recognized in other comprehensive income. Any impairment charges, depending upon the magnitude of the charges, could have a material adverse effect on the Company's financial condition and results of operations.

We Depend Primarily on Net Interest Income for our Earnings Rather Than Fee Income. Net interest income is the most significant component of our operating income. We have less reliance on traditional sources of fee income utilized by some community banks, such as fees from sales of insurance, securities, or investment advisory products or services. For the years ended December 31, 2025, 2024 and 2023, our net interest income was $70.1 million, $59.8 million, and $67.9 million, respectively. The amount of our net interest income is influenced by the overall interest rate environment, competition, and the amount of our interest-earning assets relative to the amount of our interest-bearing liabilities. In the event that one or more of these factors were to result in a decrease in our net interest income, we do not have significant sources of fee income to make up for decreases in net interest income.

Events Impacting Global, National and Regional Economies Could Adversely Affect our Business Activities, Financial Condition, and Results of Operations. The occurrence of events which adversely affect the global, national and regional economies may have a negative impact on our business. Like other financial institutions, our business relies upon the ability and willingness of our customers to transact business with us, including banking, borrowing and other financial transactions. A strong and stable economy at each of the local, federal and global levels is often a critical component of consumer confidence and typically correlates positively with our customers' ability and willingness to transact certain types of business with us. Local and global events outside of our control may therefore negatively impact our business and financial condition.

The Company is Subject to Environmental Risks Associated with Real Estate Held as Collateral or Occupied. When a borrower defaults on a loan secured by real property, the Company may purchase the property in foreclosure or accept a deed to the property surrendered by the borrower. The Company may also take over the management of commercial properties whose owners have defaulted on loans. The Company also occupies owned and leased premises where branches and other bank facilities are located. While the Company's lending, foreclosure and facilities policies and guidelines are intended to exclude properties with an unreasonable risk of contamination, hazardous substances could exist on some of the properties that the Company may own, acquire, manage or occupy. Environmental laws could force the Company to clean up the properties at the Company's expense. The Company may also be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The cost associated with investigation or remediation activities could be substantial and could increase the Company's operating expenses. It may cost much more to clean a property than the property is worth and it may be difficult or impossible to sell contaminated properties. The Company could also be liable for pollution generated by a borrower's operations if the Company takes a role in managing those operations after a default. In addition, as the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property.

Climate Change or Government Action and Societal Responses to Climate Change Could Adversely Affect Our Results of Operations. Climate change can increase the likelihood of the occurrence and severity of natural disasters and can also result in longer-term shifts in climate patterns such as extreme heat, sea level rise and more frequent and prolonged drought. Such significant climate change effects may negatively impact the Company's geographic markets, disrupting the operations of the Company, our customers or third parties on which we rely. Damages to real estate underlying mortgage loans or real estate collateral and declines in economic conditions in geographic markets in which the Company's customers operate may impact our customers' ability to repay loans or maintain deposits due to climate change effects, which could increase our delinquency rates and average credit loss.

Competition in Our Primary Market Area May Reduce Our Ability to Attract and Retain Deposits and Originate Loans. We operate in a competitive market for both attracting deposits, which is our primary source of funds, and originating loans. Historically, our most direct competition for deposits has come from savings and commercial banks. Our competition for loans comes principally from commercial banks, savings institutions, mortgage banking firms, credit unions, finance companies, mutual funds, insurance companies and brokerage and investment banking firms. We also face additional competition from internet-based institutions, brokerage firms and insurance companies. Competition for loan originations and deposits may limit our future growth and earnings prospects.

Deposit Outflows May Increase Reliance on Borrowings and Brokered Deposits as Sources of Funds. The Company has traditionally funded asset growth principally through deposits and borrowings. As a general matter, deposits are typically a lower cost source of funds than external wholesale funding (brokered deposits and borrowed funds), because interest rates paid for deposits are typically less than interest rates charged for wholesale funding. If, as a result of competitive pressures, market interest rates, alternative investment opportunities that present more attractive returns to customers, general economic conditions or other events, the balance of the Company's deposits decreases relative to the Company's overall banking operations, the Company may have to rely more heavily on wholesale or other sources of external funding, or may have to increase deposit rates to maintain deposit levels in the future. Any such increased reliance on wholesale funding, or increases in funding rates in general could have a negative impact on the Company's net interest income and, consequently, on its results of operations and financial condition.

The Bank's Reliance on Brokered and Reciprocal Deposits Could Adversely Affect its Liquidity and Operating Results. Among other sources of funds, the Company, from time to time, relies on brokered deposits to provide funds with which to make loans and provide for other liquidity needs. There were no brokered time deposits at December 31, 2025. One of the Bank's sources for deposits is CDARS. At December 31, 2025, the Bank has $45.4 million in CDARS reciprocal deposits and $89.7 million in ICS network deposits. These amounts, are reciprocal and are not considered brokered deposits under recent regulatory reform.

The Company, as Part of its Strategic Plans, Periodically Considers Potential Acquisitions. The Risks Presented by Acquisitions Could Adversely Affect Our Financial Condition and Results of Operations. Any acquisitions will be accompanied by the risks commonly encountered in acquisitions including, among other things: our ability to realize anticipated cost savings and avoid unanticipated costs relating to the merger, the difficulty of integrating operations and personnel, the potential disruption of our or the acquired company's ongoing business, the inability of our management to maximize our financial and strategic position, the inability to maintain uniform standards, controls, procedures and policies, and the impairment of relationships with the acquired company's employees and customers as a result of changes in ownership and management. These risks may prevent us from fully realizing the anticipated benefits of an acquisition or cause the realization of such benefits to take longer than expected.

The Company Relies on Third-Party Service Providers. The Company relies on independent firms to provide critical services necessary to conducting its business. These services include, but are not limited to: electronic funds delivery networks; check clearing houses; electronic banking services; investment advisory, management and custodial services; correspondent banking services; information security assessments and technology support services; and loan underwriting and review services. The occurrence of any failures or interruptions of the independent firms' systems or in their delivery of services, or failure to perform in accordance with contracted service level agreements, for any number of reasons could also impact the Company's ability to conduct business and process transactions and result in loss of customer business and damage to the Company's reputation, any of which may have a material adverse effect on the Company's business, financial condition and results of operation.

The Company Relies on Dividends from the Bank for Substantially All of its Revenue. The Company is a separate and distinct legal entity from the Bank. It receives substantially all of its revenue from dividends paid by the Bank. These dividends are the principal source of funds used to pay dividends on the Company's common stock and interest and principal on the Company's subordinated debt. Various federal and state laws and regulations limit the amount of dividends that the Bank may pay to the Company. If the Bank, due to its capital position, inadequate net income levels, or otherwise, is unable to pay dividends to the Company, then the Company will be unable to service debt, pay obligations or pay dividends on the Company's common stock. The OCC also has the authority to use its enforcement powers to prohibit the Bank from paying dividends if, in its opinion, the payment of dividends would constitute an unsafe or unsound practice. The Bank's inability to pay dividends could have a material adverse effect on the Company's business, financial condition, results of operations and the market price of the Company's common stock.

The Carrying Value of the Company's Goodwill Could Become Impaired. In accordance with GAAP, the Company does not amortize goodwill and instead, at least annually, evaluates whether the carrying value of goodwill has become impaired. Impairment of goodwill may occur when the estimated fair value of the Company is less than its recorded book value (i.e., the net book value of its recorded assets and liabilities). This may occur, for example, when the estimated fair value of the Company declines due to changes in the assumptions and inputs used in management's estimate of fair value. A determination that goodwill has become impaired results in an immediate write-down of goodwill to its determined value with a resulting charge to operations. Any write down of goodwill will result in a decrease in net income and, depending upon the magnitude of the charge, could have a material adverse effect on the Company's financial condition and results of operations.

Risks Related to Legal, Governmental and Regulatory Changes

If Dividends Are Not Paid on Our Investment in the FHLB, or if Our Investment is Classified as Other-Than-Temporarily Impaired, Our Earnings and/or Shareholders' Equity Could Decrease. As a member of the FHLB, the Company is required to own a minimum required amount of FHLB capital stock, calculated periodically based primarily on its level of borrowings from the FHLB. This stock is classified as a restricted investment and carried at cost, which management believes approximates fair value of the FHLB stock. If negative events or deterioration in the FHLB financial condition or capital levels occurs, the Company's investment in FHLB capital stock may become other-than-temporarily impaired to some degree. There can be no assurance that FHLB stock dividends will be declared in the future. If either of these were to occur, the Company's results of operations and financial condition may be adversely affected.

Concentration in Commercial Real Estate Lending is Subject to Heightened Risk Management and Regulatory Review. If a concentration in commercial real estate lending is present, as measured under government banking regulations, management must employ heightened risk management practices that address the following key elements: board and management oversight and strategic planning, portfolio management, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing, and maintenance of increased capital levels as needed to support the level of commercial real estate lending. If a concentration is determined to exist, the Company may incur additional operating expenses in order to comply with additional risk management practices and increased capital requirements which could have a material adverse effect on the Company's financial condition and results of operations.

Sources of External Funding Could Become Restricted and Impact the Company's Liquidity. The Company's external wholesale funding sources include borrowing capacity at the FHLB, capacity in the brokered deposit markets, other borrowing arrangements with correspondent banks, as well as accessing the public markets through offerings of the Company's stock or issuance of debt. If, as a result of general economic conditions or other events, these sources of external funding become restricted or are eliminated, the Company may not be able to raise adequate funds or may incur substantially higher funding costs or operating restrictions in order to raise the necessary funds to support the Company's operations and growth. The 2023 collapse and subsequent regulatory takeover of certain U.S. regional banks may result in modifications or additional laws which we could be subject to, including potentially increasing capital requirements, modifying regulations related to liquidity risk management, deposit concentrations, capital adequacy and other oversight requirements. Any such increase in funding costs or restrictions could have a negative impact on the Company's net interest income and, consequently, on its results of operations and financial condition.

We Operate In a Highly-Regulated Environment That is Subject to Extensive Government Supervision and Regulation, Which May Interfere With Our Ability to Conduct Business and May Adversely Impact the Results of our Operations. Banking regulations are primarily intended to protect depositors' funds, federal deposit insurance funds and the banking system as a whole, not the interests of stockholders. These regulations affect the Company's lending practices, capital structure, investment practices, dividend policy and growth, among other things. In particular, regulators are increasingly focused on liquidity risk after the bank failures of 2023. The Company is subject to extensive federal and state supervision and regulation that govern nearly all aspects of our operations and can have a material impact on our business. Federal banking agencies have significant discretion regarding the supervision, regulation and enforcement of banking laws and regulations.

Financial laws, regulations and policies are subject to amendment by Congress, state legislatures and federal and state regulatory agencies. Changes to statutes, regulations or policies, including changes in the interpretation of regulations or policies and changes in enforcement and regulatory priorities, could materially impact our business. These changes could also impose additional costs on us and limit the types of products and services that we may offer our customers. Compliance with laws and regulations can be difficult and costly, and the failure to comply with any law, regulation or policy could result in sanctions by financial regulatory agencies, including civil monetary penalties, private lawsuits, or reputational damage, any of which could adversely affect our business, financial condition, or results of operations. While we have policies and procedures designed to prevent such violations, there can be no assurance that violations will not occur. We cannot provide assurance that future changes in laws, regulations and policies will not adversely affect our business. See the section titled, "Supervision and Regulation" in ITEM 1. Business.

State and Federal Regulatory Agencies Periodically Conduct Examinations of Our Business, Including for Compliance With Laws and Regulations, and Our Failure to Comply With Any Supervisory Actions to Which We Are or Become Subject as a Result of Such Examinations May Adversely Affect Our Business. Federal and state regulatory agencies periodically conduct examinations of our business, including our compliance with applicable laws and regulations. If, as a result of an examination, an agency were to determine that the financial, capital resources, asset quality, earnings prospects, management, liquidity, or other aspects of any of our operations had become unsatisfactory, or violates any law or regulation, such agency may take certain remedial or enforcement actions it deems appropriate to correct any deficiency. Remedial or enforcement actions include the power to enjoin "unsafe or unsound" practices, to require affirmative actions to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced against a bank, to direct an increase in the bank's capital, to restrict the bank's growth, to assess civil monetary penalties against a bank's officers or directors, and to remove officers and directors. In the event that the FDIC concludes that, among other things, our financial conditions cannot be corrected or that there is an imminent risk of loss to our depositors, it may terminate our deposit insurance. The OCC, as the supervisory and regulatory authority for federal savings associations, has similar enforcement powers with respect to our business. The CFPB also has authority to take enforcement actions, including cease-and-desist orders or civil monetary penalties, if it finds that we offer consumer financial products and services in violation of federal consumer financial protection laws.

If we were unable to comply with future regulatory directives, or if we were unable to comply with the terms of any future supervisory requirements to which we may become subject, then we could become subject to a variety of supervisory actions and orders, including cease and desist orders, prompt corrective actions, memoranda of understanding, and other regulatory enforcement actions. Such supervisory actions could, among other things, impose greater restrictions on our business, as well as our ability to develop any new business. We could also be required to raise additional capital, or dispose of certain assets and liabilities within a prescribed time period, or both. Failure to implement remedial measures as required by financial regulatory agencies could result in additional orders or penalties from federal and state regulators, which could trigger one or more of the remedial actions described above. The terms of any supervisory action and associated consequences with any failure to comply with any supervisory action could have a material negative effect on our business, operating flexibility and overall financial condition.

The Company's Capital Levels Could Fall Below Regulatory Minimums. The Company and the Bank are subject to the capital adequacy guidelines of the FRB and the OCC, respectively. Failure to meet applicable minimum capital ratio requirements (including the capital conservation "buffer" imposed by Basel III) may subject the Company and/or the Bank to various enforcement actions and restrictions. If the Company's capital levels decline, or if regulatory requirements increase, and the Company is unable to raise additional capital to offset that decline or meet the increased requirements, then its capital ratios may fall below regulatory capital adequacy levels. The Company's capital ratios could decline due to it experiencing rapid asset growth, or due to other factors, such as, by way of example only, possible future net operating losses, impairment charges against tangible or intangible assets, or adjustments to retained earnings due to changes in accounting rules.

The Company's failure to remain "adequately-capitalized" for bank regulatory purposes could affect customer confidence, restrict the Company's ability to grow (both assets and branching activity), increase the Company's costs of funds and FDIC insurance costs, prohibit the Company's ability to pay dividends on common shares, and its ability to make acquisitions, and have a negative impact on the Company's business, results of operation and financial conditions, generally. If the Bank ceases to be a "well-capitalized" institution for bank regulatory purposes, its ability to accept brokered deposits and the interest rates that it pays may be restricted.

Changes in Tax Policies at Both the Federal and State Levels Could Impact the Company's Financial Condition and Results of Operations. The Company's financial performance is impacted by federal and state tax laws. Enactment of new legislation, or changes in the interpretation of existing law, may have a material effect on the Company's financial condition and results of operations. A deferred tax asset is created by the tax effect of the differences between an asset's book value and its tax basis. The deferred tax asset is measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. Accordingly, a reduction in enacted tax rates may result in a decrease in current tax expense and a decrease to the Company's deferred tax asset, with an offsetting charge to current tax expense. The alternative would occur with an increase to enacted tax rates. In addition, certain tax strategies taken in the past derive their tax benefit from the current enacted tax rates. Accordingly, a change in enacted tax rates may result in a decrease/increase to anticipated benefit of the Company's previous transactions which in turn, could have a material effect on the Company's financial condition and results of operations.

Risks Related to Cybersecurity and Data Privacy

We Face Cybersecurity Risks and Risks Associated with Security Breaches Which Have the Potential to Disrupt Our Operations, Cause Material Harm to Our Financial Condition, Result in Misappropriation of Assets, Compromise Confidential Information and/or Damage Our Business Relationships and Can Provide No Assurance That the Steps We and Our Service Providers Take in Response to These Risks Will Be Effective. We depend upon data processing, communication and information exchange on a variety of computing platforms and networks and over the internet. In addition, we rely on the services of a variety of vendors to meet our data processing and communication needs. We face cybersecurity risks and risks associated with security breaches or disruptions such as those through cyber-attacks or cyber intrusions over the internet, malware, computer viruses, attachments and links in emails, social engineering and phishing schemes or persons inside our organization. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusions, including by computer hackers, nation-state affiliated actors, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. These incidents may result in disruption of our operations, material harm to our financial condition, cash flows and the market price of our common stock, misappropriation of assets, compromise or corruption of confidential information collected in the course of conducting our business, liability for stolen information or assets, increased cybersecurity protection and insurance costs, regulatory enforcement, litigation and damage to our stakeholder relationships. These risks require continuous and likely increasing attention and other resources from us to, among other actions, identify and quantify these risks, upgrade and expand our technologies, systems and processes to adequately address them and provide periodic training for our employees to assist them in detecting phishing, malware and other schemes. Such attention diverts time and other resources from other activities and there is no assurance that our efforts will be effective.

In the normal course of business, we collect and retain certain personal information provided by our customers, employees and vendors. We also rely extensively on computer systems to process transactions and manage our business. We can provide no assurance that the data security measures designed to protect confidential information on our systems established by us will be able to prevent unauthorized access to this personal information. There can be no assurance that our efforts to maintain the security and integrity of the information we and our service providers collect and our and their computer systems will be effective or that attempted security breaches or disruptions would not be successful or damaging. Even the most well-protected information, networks, systems and facilities remain potentially vulnerable because the techniques used in such attempted security breaches evolve and generally are not recognized until launched against a target, and in some cases are designed not to be detected and, in fact, may not be detected. Accordingly, we may be unable to anticipate these techniques or to implement adequate security barriers or other preventative measures, and thus it is impossible for us to entirely mitigate this risk.

We Continually Encounter Technological Change and The Failure to Understand and Adapt to These Changes Could Hurt Our Business. The financial services industry is undergoing rapid technological change with frequent introductions of new technology-driven products and services, and technological advances are likely to intensify competition. The effective use of technology, including emerging technologies, increases efficiency and enables financial institutions to better serve customers and to reduce costs. Our future success depends, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands, as well as create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements, including the use of artificial intelligence. We may not be able to keep pace with technological change or effectively implement new technology-driven products and services or be successful in marketing these products and services to customers. Failure to successfully keep pace with technological changes affecting the financial services industry could have a material adverse impact on our business and, in turn, our financial condition and results of operations.

The Development and Use of Artificial Intelligence Exposes Us to Risks That May Adversely Impact our Business. We or our third-party providers may develop or incorporate artificial intelligence ("AI") technology in certain business processes, services, or products. The development and use of AI poses a number of risks and challenges to our business. The legal and regulatory environment relating to AI is uncertain and rapidly evolving, and we may be subject to increasing regulations related to our use of these technologies, including regulations related to privacy, data security, and intellectual property rights, which could expose us to legal risks. AI models, particularly generative AI models, may produce incorrect, biased, or misleading results, expose confidential information, or infringe on intellectual property rights. Further, we may rely on AI models developed by third parties, and, to that extent, would be subject to additional risks, including limited oversight of how these models are developed and trained and potential exposure to unauthorized data usage. If our AI models, or those developed by third parties, produce inaccurate or controversial results, we could face legal liability, regulatory scrutiny, reputational harm, or operational inefficiencies. These risks could negatively impact our business, financial results, and the perception of our security measures.

<u>General Risk Factors</u>

Changes in the Local Economy May Affect our Future Growth Possibilities. The Company's success depends principally on the general economic conditions of the primary market areas in which the Company operates. The local economic conditions in these regions have a significant impact on the demand for the Company's products and services, as well as the ability of the Company's customers to repay loans, the value of the collateral securing loans and the stability of the Company's deposit funding sources. The Company's market area is principally located in Hampden and Hampshire Counties, Massachusetts and Hartford and Tolland Counties in Connecticut. The local economy may affect future growth possibilities. The Company's future growth opportunities depend on the growth and stability of our regional economy and the ability to expand in our market area.

Natural Disasters, Acts of Terrorism, Public Health Issues and Other External Events Could Harm Our Business. Natural disasters can disrupt our operations, result in damage to our properties, reduce or destroy the value of the collateral for our loans and negatively affect the economies in which we operate, which could have a material adverse effect on our results of operations and financial condition. The emergence of widespread health emergencies or pandemics, such as the spread of COVID-19, has and may again lead to regional quarantines, business shutdowns, labor shortages, disruptions to supply chains, and overall economic instability. Events such as these may become more common in the future and could cause significant damage such as disruptions to power and communication services, impacting the stability of our facilities and result in additional expenses, impairing the ability of our borrowers to repay outstanding loans or reducing the value of collateral securing the repayment of our loans, which could result in the loss of revenue and/or cause us to incur additional expenses. A significant natural disaster, such as a tornado, hurricane, earthquake, fire or flood, could have a material adverse impact on our ability to conduct business, and our insurance coverage may be insufficient to compensate for losses that may occur. Acts of terrorism, war, civil unrest, violence or human error could cause disruptions to our business or the economy as a whole. While we have established and regularly test disaster recovery procedures, the occurrence of any such event could have a material adverse effect on our business, operations and financial condition.

The Company May Not be Able to Attract, Retain or Develop Key Personnel. The Company's success depends, in large part, on its ability to attract, retain and develop key personnel. Competition for the best people in most activities engaged in by the Company can be intense, and the Company may not be able to hire or retain the key personnel that it depends upon for success. The unexpected loss of key personnel or the inability to identify and develop individuals for planned succession to key senior positions within management, or on the Board, could have a material adverse impact on the Company's business because of the loss of their skills, knowledge of the Company's market, years of industry or business experience and the difficulty of promptly finding qualified replacements.

Controls and Procedures Could Fail, or Be Circumvented by Theft, Fraud or Robbery. Management regularly reviews and updates the Company's internal controls over financial reporting, corporate governance policies, compensation policies, Code of Business Conduct and Ethics and security controls to prevent and detect theft, fraud or robbery from both internal and external sources. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of the Company's internal controls and procedures, or failure to comply with regulations related to controls and procedures, or a physical theft or robbery, whether by employees, management, directors, or external elements, or any illegal activity conducted by a Bank customer, could result in loss of assets, regulatory actions against the Company, financial loss, damage the Company's reputation, cause a loss of customer business, and expose the Company to civil litigation and possible financial liability, any of which could have a material adverse effect on the Company's business, results of operations and financial condition.

Damage to the Company's Reputation Could Affect the Company's Profitability and Shareholders' Value. The Company is dependent on its reputation within its market area, as a trusted and responsible financial company, for all aspects of its business with customers, employees, vendors, third-party service providers, and others, with whom the Company conducts business or potential future business. Any negative publicity or public complaints, whether real or perceived, disseminated by word of mouth, by the general media, by electronic or social networking means, or by other methods, regarding, among other things, the Company's current or potential business practices or activities, cyber-security issues, regulatory compliance, an inability to meet obligations, employees, management or directors' ethical standards or actions, or about the banking industry in general, could harm the Company's reputation. Any damage to the Company's reputation could affect its ability to retain and develop the business relationships necessary to conduct business which in turn could negatively impact the Company's profitability and shareholders' value.

There has been a marked increase in the use of social media platforms, including weblogs (blogs), social media websites, and other forms of Internet-based communications which allow individuals' access to a broad audience of consumers and other interested persons. Many social media platforms immediately publish the content their subscribers and participants' post, often without filters or checks on accuracy of the content posted. Information posted on such platforms at any time may be adverse to the Bank's interests and/or may be inaccurate. The dissemination of information online could harm the Bank's business, prospects, financial condition, and results of operations, regardless of the information's accuracy. The harm may be immediate without affording the Bank an opportunity for redress or correction.

Other risks associated with the use of social media include improper disclosure of proprietary information, negative comments about the Bank's business, exposure of personally identifiable information, fraud, out-of-date information, and improper use by employees, directors and customers. The inappropriate use of social media by the Bank's customers, directors or employees could result in negative consequences such as remediation costs including training for employees, additional regulatory scrutiny and possible regulatory penalties, litigation, or negative publicity that could damage the Bank's reputation adversely affecting customer or investor confidence.

The Company is Exposed to Legal Claims and Litigation. The Company is subject to legal challenges under a variety of circumstances in the course of its normal business practices in regards to laws and regulations, duties, customer expectations of service levels, in addition to potentially illegal activity (at a federal or state level) conducted by any of our customers, use of technology and patents, operational practices and those of contracted third-party service providers and vendors, and stockholder matters, among others. Regardless of the scope or the merits of any claims by potential or actual litigants, the Company may have to engage in litigation that could be expensive, time-consuming, disruptive to the Company's operations, and distracting to management. Whether claims or legal action are founded or unfounded, if such claims and legal actions are not resolved in a manner favorable to the Company, they may result in significant financial liability, damage the Company's reputation, subject the Company to additional regulatory scrutiny and restrictions, and/or adversely affect the market perception of our products and services, as well as impact customer demand for those products and services. Any financial liability or reputation damage could have a material adverse effect on the Company's business, which in turn, could have a material adverse effect on the Company's financial condition and results of operations.

The Company's Insurance Coverage May Not be Adequate to Prevent Additional Liabilities or Expenses. The Company maintains insurance policies that provide coverage for various risks at levels the Company deems adequate to provide reasonable coverage for losses. The coverage applies to incidents and events which may impact such areas as: loss of bank facilities; accidental injury or death of employees; injuries sustained on bank premises; cyber and technology attacks or breaches; loss of customer nonpublic personal information; processing of fraudulent transactions; robberies, embezzlement and theft; improper processing of negotiable items or electronic transactions; improper loan underwriting and perfection of collateral, among others. These policies will provide varying degrees of coverage for losses under specific circumstances, and in most cases after related deductible amounts are paid by the Company. However, there is no guarantee that the circumstance of an incident will meet the criteria for insurance coverage under a specific policy, and despite the insurance policies in place the Company may experience a loss incident or event which could have a material adverse effect on the Company's business, reputation, financial condition and results of operations.

The Trading Volume in the Company's Common Stock is Less Than That of Larger Companies. Although the Company's common stock is listed for trading on the NASDAQ, the trading volume in the Company's common stock is substantially less than that of larger companies. Given the lower trading volume of the Company's common stock, significant purchases or sales of the Company's common stock, or the expectation of such purchases or sales, could cause significant volatility in the price for the Company's common stock.

The Market Price of the Company's Common Stock May Fluctuate Significantly, and This May Make it Difficult for You to Resell Shares of Common Stock Owned by You at Times or at Prices You Find Attractive. The price of the Company's common stock on the NASDAQ constantly changes. The Company expects that the market price of its common stock will continue to fluctuate, and the Company cannot give you any assurances regarding any trends in the market prices for its common stock.

The Company's stock price may fluctuate significantly as a result of a variety of factors, many of which are beyond its control. These factors include, but are not limited to, the Company's:

- past and future dividend practice;
- financial condition, performance, creditworthiness and prospects;
- quarterly variations in the Company's operating results or the quality of the Company's assets;
- operating results that vary from the expectations of management, securities analysts and investors;
- changes in expectations as to the Company's future financial performance;
- announcements of innovations, new products, strategic developments, significant contracts, acquisitions and other material events by the Company or its competitors;
- the operating and securities price performance of other companies that investors believe are comparable to the Company's;
- future sales of the Company's equity or equity-related securities;
- the credit, mortgage and housing markets, the markets for securities relating to mortgages or housing, and developments with respect to financial institutions generally;
- catastrophic events, including natural disasters, and public health crises; and
- instability in global financial markets and global economies and general market conditions, such as interest or foreign exchange rates, stock, commodity or real estate valuations or volatility, budget deficits or sovereign debt level concerns and other geopolitical, regulatory or judicial events.

In addition, the banking industry may be more affected than other industries by certain economic, credit, regulatory or information security issues. Although the Company itself may or may not be directly impacted by such issues, the Company's stock price may vary due to the influence, both real and perceived, of these issues, among others, on the banking industry in general. Investment in the Company's stock is not insured against loss by the FDIC, or any other public or private entity. As a result, and for the other reasons described in this "Risk Factors" section and elsewhere in this report, if you acquire our common stock, you may lose some or all of your investment.

Shareholder Dilution Could Occur if Additional Stock is Issued in the Future. If the Board should determine in the future that there is a need to obtain additional capital through the issuance of additional shares of the Company's common stock or securities convertible into shares of common stock, such issuances could result in dilution to existing stockholders' ownership interest. Similarly, if the Board decides to grant additional stock awards or options for the purchase of shares of common stock, the issuance of such additional stock awards and/or the issuance of additional shares upon the exercise of such options would expose stockholders to dilution.

The Company's Financial Condition and Results of Operation Rely in Part on Management Estimates and Assumptions. In preparing the financial statements in conformity with GAAP, management is required to exercise judgment in determining many of the methodologies, estimates and assumptions to be utilized. These estimates and assumptions affect the reported values of assets and liabilities at the balance sheet date and income and expenses for the years then ended. Changes in those estimates resulting from continuing change in the economic environment and other factors will be reflected in the financial statements and results of operations in future periods. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates and be adversely affected should the assumptions and estimates used be incorrect, or change over time due to changes in circumstances.

BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND THE MARKET PRICE OF THE COMPANY'S COMMON STOCK.

ITEM 1B.   UNRESOLVED STAFF COMMENTS.

None.

ITEM 1C.   CYBERSECURITY.

Risk Management & Strategy.

The Company uses an enterprise risk management and financial framework to oversee its risks, including risks from cybersecurity incidents, as further described below. The Company's information technology & cybersecurity risk management is a continuous process that includes identification, assessment, classification, and management of threats that could adversely impact our ability to maintain the integrity of Bank data and systems, prevent unauthorized access to confidential data and Bank systems, and achieve the Company's operational, financial, legal and regulatory compliance requirements or objectives. Please see Item 1A. Risk Factors – Risks Related to Cybersecurity and Data Privacy – "*We Face Cybersecurity Risks and Risks Associated With Security Breaches Which Have the Potential to Disrupt Our Operations, Cause Material Harm to Our Financial Condition, Result in Misappropriation of Assets, Compromise Confidential Information and/or Damage Our Business Relationships and Can Provide No Assurance That the Steps We and Our Service Providers Take in Response to These Risks Will Be Effective*" for our disclosures regarding the most pertinent risks we may experience from cybersecurity threats.

The Bank has a management-level Strategic Technology Oversight Committee (the "TOC"). Members of the TOC include the Bank's Chief Operating Officer, Chief Risk Officer, Chief Information Officer, and the Information Security Officer (the "ISO"), as well as representatives of each department, including Senior Officers and/or their designees. The TOC reviews the status of various tactical and strategic projects; emerging technologies; cybersecurity, availability and performance metrics; audit results; IT and Business Continuity policies; Business Continuity test results and IT & Cybersecurity Risk Assessment results to monitor the extent of risk, evaluate the effectiveness of mitigating controls in place and ensure the level of risk remains within tolerance through acceptance, or further mitigation, transfer or elimination of the risk.

Additionally, the Bank has an Information Security Oversight and Metrics Committee (the "ISO Metrics Committee") which meets on a monthly basis with a focus on cybersecurity. Members of the ISO Metrics Committee include the ISO, the Chief Information Officer, the Chief Risk Officer, as well as members of the information technology team involved with cybersecurity and infrastructure. The function of the ISO Metrics Committee is to review monthly cybersecurity metrics to support discussion of cyber threats, cyber risk trends, and risk mitigation as well as to participate in an annual tabletop business disruption exercise to assess the Bank's resilience and readiness should such an event occur.

All employees participate in cybersecurity and social engineering training. The Board also receives formal training annually. The Bank conducts social engineering tests for employees, including Senior Management, on relevant topics, such as phishing, smishing and deepfakes, throughout the year. We consider employee awareness and training to be a critical component of the Bank's cybersecurity program and celebrate employees who exemplify strong situational awareness and defense against cyber threats.

Third-party relationships, including vendor relationships, can offer the Bank a variety of opportunities to enhance its product and servicing offerings along with facilitating operational functions or business activities. Outsourcing processes or functions does not diminish the Bank's responsibility to ensure that the third-party activity is conducted in a safe and sound manner and in compliance with applicable laws, regulations, and internal policies. Oversight for the potential risks of third-party relationships lies with the Bank's management and the Board.

The Bank maintains a third-party risk management oversight program to effectively assess, measure, monitor and manage the risks associated with vendor relationships. The Bank manages its third-party relationships through the use of informed risk assessments, due-diligence reviews, and ongoing oversight and monitoring. Information security and cybersecurity risks are included as elements in the third-party risk management process and are assessed for vendor relationships with access to confidential Bank or customer data.

The Bank uses industry standard assessment frameworks as part of its overall cybersecurity risk assessment. Industry standard assessment frameworks are used to evaluate the effectiveness of the Bank's mitigating controls and support initiatives to achieve continuous improvements in the efficacy of the control environment. The Bank's TOC and Enterprise Risk Management framework provide ongoing oversight and governance of technology and cybersecurity risk management activities to ensure alignment with the Bank's risk appetite. Independent audits are performed periodically to review the Bank's mitigating controls as well as to conduct penetration testing of the Bank's internal and external systems to help assess the effectiveness of the Bank's security controls. Additionally, on an annual basis, an independent auditor tests our employees' awareness of and resilience to various social engineering tactics to provide independent verification and to augment the Bank's internal testing. Results of the audits are reported through the Bank's Audit Committee, and ultimately to the Bank's Board.

The Bank also has a relationship with a third-party Security Operations Center that provides continuous monitoring of all traffic in our environment for anomalies as well as services, as needed, to assist in conducting forensic analysis, correlation and remediation activities for any potential indications of compromise.

Governance.

The Finance and Risk Management Committee is a standing committee of the Board formed in January 2014 to assist the Board and the Executive Committee of the Board in fulfilling their responsibility with respect to the oversight of the Company's (1) enterprise risk management and financial framework, including all risks associated therewith, including risks related to cyber incidents and (2) policies and practices relating to financial matters, including but not limited to, capital, liquidity and financing, as well as to merger, acquisition and divestiture activity. The Finance and Risk Management Committee reports to the Board regarding the Company's risk profile, as well as its enterprise risk management framework, including the significant policies and practices employed to manage such risks, as well as the overall adequacy of the enterprise risk management function.

Material risks and results from any industry standard risk assessments parties, including any recommendations to further mitigate, transfer or eliminate risks, if applicable, are reported annually to the TOC, as well as to the Board's Finance and Risk Management Committee, who then reports the results to the Bank's Board. Further, these results are included in the Board's annual Information Security Program Report.

Technology and cybersecurity risk metrics are two of the Bank's primary categorical risks defined in the Bank's enterprise risk management framework. The Enterprise Risk Management Dashboard, which includes ongoing monitoring of current and emerging technology and cybersecurity risks, is presented to the Finance and Risk Management Committee and to the Bank's Board on a tri-annual basis. In addition, reports on the monitoring of third-party relationships, particularly critical relationships, are presented to the Finance and Risk Management Committee.

The Bank's Board, through the Finance and Risk Management Committee, has oversight of cybersecurity incident disclosures, if applicable. The Finance and Risk Management Committee shall annually review with Management the Company's Business Continuity Plan (the "BCP"), the BCP Policy, BCP testing results and the Company's Pandemic Plan and Cyber Incident Response Plan and programs, including materiality determination criteria and escalation protocols with respect to the prompt reporting of material cyber incidents to the Finance and Risk Management Committee and the Bank's Board. The Finance and Risk Management Committee shall further review with Management and report to the Bank's Board any cyber incident disclosure reports to or from regulators with respect thereto, and the root cause and remediation and enhancement efforts with respect thereto.

The Bank's Information Technology team (the "IT Team") is comprised of professionals with technology certifications, or Associate, Bachelor's or Master's degrees across business, technology and cybersecurity disciplines. The IT Team maintains and enhances its technical expertise through ongoing participation in business, technology, and cybersecurity training programs, including certifications focused on emerging technologies and evolving cyber-risk practices.

The IT leadership team, consisting of Assistant Vice Presidents and above, bring extensive technical experience primarily aligned with the financial services industry. The Bank's ISO holds the Certified Cyber Crimes Investigator designation from the International Association of Financial Crimes Investigators and completes ongoing cybersecurity-related continuing education to support improving the Bank's information security posture.

ITEM 2.   PROPERTIES.

The Company currently conducts business through our twenty-five banking offices, seven free-standing ATMs and an additional fourteen free-standing and thirty-three seasonal or temporary ATMs that are owned and serviced by a third party, whereby the Bank pays a rental fee and shares in the surcharge revenue. The following table sets forth certain information regarding our properties as of December 31, 2025. As of this date, the premises and equipment, net of depreciation, owned by us had an aggregate net book value of $23.3 million. We believe that our existing facilities are sufficient for our current needs.

Location	Ownership	Year Opened	Year of Lease or License Expiration
Main Office: 141 Elm Street Westfield, MA	Owned	1964	N/A
Technology Center: 9-13 Chapel Street Westfield, MA	Leased	2015	2028
Retail Lending: 136 Elm Street Westfield, MA	Owned	2011	N/A
Commercial Lending & Middle Market: 1500 Main Street Springfield, MA	Leased	2014	2026
Commercial Lending/Credit Admin and Training Center: 219/229 Exchange Street Chicopee, MA	Owned	2009/1998	N/A
Branch Offices:			
206 Park Street West Springfield, MA	Owned	1957	N/A
655 Main Street Agawam, MA	Owned	1968	N/A
26 Arnold Street Westfield, MA	Owned	1976	N/A
300 Southampton Road Westfield, MA	Owned	1987	N/A
462 College Highway Southwick, MA	Owned	1990	N/A
382 North Main Street East Longmeadow, MA	Leased	1997	2027
1500 Main Street Springfield, MA	Leased	2006	2028

Location	Ownership	Year Opened	Year of Lease or License Expiration
1650 Northampton Street Holyoke, MA	Owned	2001	N/A
560 East Main Street Westfield, MA	Owned	2007	N/A
237 South Westfield Street Feeding Hills, MA	Leased	2009	2028
12 East Granby Road Granby, CT	Owned	2021	N/A
47 Palomba Drive Enfield, CT	Leased	2014	2029
39 Morgan Road West Springfield, MA	Owned	2005	N/A
1342 Liberty Street [1] Springfield, MA	Owned	2008	N/A
70 Center Street Chicopee, MA	Owned	1973	N/A
569 East Street Chicopee, MA	Owned	1976	N/A
599 Memorial Drive Chicopee, MA	Leased	1977	2027
435 Burnett Road Chicopee, MA	Owned	1990	N/A
477A Center Street Ludlow, MA	Leased	2002	2032
350 Palmer Road Ware, MA	Leased	2009	2027
32 Willamansett Street South Hadley, MA	Leased	2008	2027
14 Russell Road Huntington, MA	Owned	2020	N/A
337 Cottage Grove Road Bloomfield, CT	Leased	2020	2035
977 Farmington Avenue West Hartford, CT	Leased	2020	2030

Location	Ownership	Year Opened	Year of Lease or License Expiration
ATMs[(2)]:			
1000 State Street Springfield, MA	Leased	2003	2026
2620 Westfield Street West Springfield, MA	Leased	2005	2029
98 Southwick Road Westfield, MA	Leased	2006	2026
115 West Silver Street Westfield, MA	Tenant at will	2005	N/A
98 Lower Westfield Road Holyoke, MA	Leased	2010	2030
Westfield State University 577 Western Avenue Westfield, MA Ely Hall	Tenant at will	2010	N/A
208 College Highway Southwick, MA	Leased	2010	2032
110 Cherry Street Holyoke, MA	Tenant at will	2018	N/A
291 Springfield Street Chicopee, MA	Tenant at will	2015	N/A
Springfield Visitors Center 1319 Main Street Springfield, MA	Leased	2018	2026
Union Station 55 Frank B. Murray Street Springfield, MA	Leased	2018	2028
701 Center Street Chicopee, MA	Tenant at will	2015	N/A
627 Randall Road Ludlow, MA	Tenant at will	2015	N/A
26 Central Street West Springfield, MA	Tenant at will	2021	N/A
1144 Southampton Road Westfield, MA	Leased	2022	2027

Location	Ownership	Year Opened	Year of Lease or License Expiration
Big E ATMs:			
1305 Memorial Avenue West Springfield, MA			
Better Living Center	Leased	2011	2026
Better Living Center	Leased	2011	2026
Better Living Center (Door 6)	Leased	2011	2026
Big E Coliseum	Leased	2015	2026
Big E Young Building	Leased	2011	2026
Big E Mallary Complex	Leased	2011	2026

_____

(1) The parking lot on this property is leased. The lease expires in 2028.
(2) Thirty-three of the Bank's ATMs are seasonal and not listed individually above. Thirty-two of the seasonal ATMs are located on the Big E grounds during events and one additional ATM is located in Westfield.

ITEM 3.   LEGAL PROCEEDINGS.

During the twelve months ended December 31, 2025, there were no material pending legal proceedings to which the Company or its subsidiaries are a party to or to which any of its property is subject, other than routine legal proceedings occurring in the ordinary course of business. Management does not believe resolution of any present litigation will have a material adverse effect on the business, consolidated financial condition or results of operations of the Company.

ITEM 4.   MINE SAFETY DISCLOSURES.

Not Applicable.

PART II

ITEM 5.   **MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.**

Market Information.

The Company's common stock is currently listed on NASDAQ under the trading symbol "WNEB." As of December 31, 2025, there were 20,372,786 shares of the Company's common stock outstanding by approximately 1,759 shareholders, as obtained through our transfer agent. Such number of shareholders does not reflect the number of persons or entities holding stock in nominee name through banks, brokerage firms and other nominees.

Dividend Policy.

The Company maintains a dividend reinvestment and direct stock purchase plan (the "DRSPP"). The DRSPP enables stockholders, at their discretion, to continue to elect to reinvest cash dividends paid on their shares of the Company's common stock by purchasing additional shares of common stock from the Company at a purchase price equal to fair market value. Under the DRSPP, stockholders and new investors also have the opportunity to purchase shares of the Company's common stock without brokerage fees, subject to monthly minimums and maximums.

Although the Company has historically paid quarterly dividends on its common stock, the Company's ability to pay such dividends depends on a number of factors, including restrictions under federal laws and regulations on the Company's ability to pay dividends, and as a result, there can be no assurance that dividends will be paid in the future.

Recent Sales of Unregistered Securities.

There were no sales by the Company of unregistered securities during the year ended December 31, 2025.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

The following table sets forth information with respect to purchases made by the Company during the three months ended December 31, 2025.

Period	Total Number of Shares Purchased	Average Price Paid per Share ($)	Total Number of Shares Purchased as Part of Publicly Announced Programs	Maximum Number of Shares that May Yet Be Purchased Under the Program (1)(2)
October 1 - 31, 2025	-	-	-	972,465
November 1 - 30, 2025	100,000	11.80	100,000	872,465
December 1 - 31, 2025[2]	19,180	12.62	-	872,465
Total	119,180	11.94	100,000	872,465

(1) On April 22, 2025, the Board authorized a new stock repurchase plan (the "2025 Plan") under which the Company is authorized to repurchase up to 1,000,000 shares of its common stock, which was approximately 4.8%, of the Company's outstanding shares of common stock, as of the date the 2025 Plan was adopted.

(2) Repurchase of 19,180 shares related to tax obligations for shares of restricted stock that vested on December 31, 2025, under our Amended and Restated 2021 Omnibus Incentive Plan. These repurchases were reported by each reporting person on January 5, 2026.

Stock Performance Graph.

The following graph compares our total cumulative shareholder return (which assumes the reinvestment of all dividends) by an investor who invested $100.00 on December 31, 2020 to December 31, 2025, to the total return by an investor who invested $100.00 in the S&P U.S. Banks Index $1 Billion - $5 Billion, the S&P U.S. BMI Banks New England Region Index and the NASDAQ Bank Index.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN

Among Western New England Bancorp, Inc., the S&P U.S. Banks Index $1 Billion - $5 Billion, the S&P U.S. BMI Banks New England Region Index and the NASDAQ Bank Index



	Period Ending					
Index	12/31/20	12/31/21	12/31/22	12/31/23	12/31/24	12/31/25
Western New England Bancorp, Inc.	100.00	130.18	144.48	142.93	151.54	213.55
S&P U.S. Banks $1 Billion - $5 Billion	100.00	135.44	122.16	124.03	142.97	150.90
S&P U.S. BMI Banks New England Region Index	100.00	139.57	127.83	118.10	146.69	182.93
NASDAQ Bank Index	100.00	142.91	119.65	115.54	139.30	149.15

ITEM 6.   SELECTED FINANCIAL DATA.

[Reserved.]

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto, each appearing elsewhere in this Annual Report on Form 10-K. Management's discussion focuses on 2025 results compared to 2024. For a discussion of 2024 results compared to 2023, refer to Part II, Item 7 of our Annual Report filed on Form 10-K, which was filed with the SEC on March 10, 2025.

Overview.

We strive to remain a leader in meeting the financial service needs of the local community and to provide quality service to the individuals and businesses in the market areas that we have served since 1853. Historically, we have been a community-oriented provider of traditional banking products and services to business organizations and individuals, including products such as residential and commercial real estate loans, consumer loans and a variety of deposit products. We meet the needs of our local community through a community-based and service-oriented approach to banking.

We have adopted a growth-oriented strategy that continues to focus on increasing commercial lending and residential lending. Our strategy also calls for increasing deposit relationships, specifically core deposits, and broadening our product lines and services. We believe that this business strategy is best for our long-term success and viability, and complements our existing commitment to high quality customer service.

In connection with our overall growth strategy, we seek to:

- Increase market share and achieve scale to improve the Company's profitability and efficiency and return value to shareholders;

- Grow the Company's commercial loan portfolio and related commercial deposits by targeting businesses in our primary market area of Hampden County and Hampshire County in western Massachusetts and the Capital Region in Connecticut to increase the net interest margin and loan income;

- Supplement the commercial portfolio by growing the residential real estate portfolio to diversify the loan portfolio and deepen customer relationships;

- Focus on expanding our retail banking deposit franchise and increase the number of households served within our designated market area;

- Invest in people, systems and technology to grow revenue, improve efficiency and enhance the overall customer experience;

- Grow revenues, increase book value per share and tangible book value, pay competitive dividends to shareholders and utilize the Company's stock repurchase plan to leverage our capital and enhance franchise value; and

- Consider growth through acquisitions. We may pursue expansion opportunities in existing or adjacent strategic locations with companies that add complementary products to our existing business and at terms that add value to our existing shareholders.

You should read the following financial results for the year ended December 31, 2025 in the context of this strategy.

For the twelve months ended December 31, 2025, the Company reported net income of $15.3 million, or $0.75 per diluted share, compared to $11.7 million, or $0.56 per diluted share, for the twelve months ended December 31, 2024. Net interest income increased $10.3 million, or 17.2%, provision for credit losses increased $1.0 million, non-interest income decreased $387,000, or 3.0%, and non-interest expense increased $4.1 million, or 6.9%, during the same period in 2024.

During the twelve months ended December 31, 2025, net interest income increased $10.3 million, or 17.2%, to $70.1 million, compared to $59.8 million for the twelve months ended December 31, 2024. The increase in net interest income was due to an increase in interest income of $8.8 million, or 8.0%, and a decrease in interest expense of $1.5 million, or 3.0%.

During the twelve months ended December 31, 2025, the Company recorded a provision for credit losses of $335,000, compared to a reversal of credit losses of $665,000 during the twelve months ended December 31, 2024. The $1.0 million increase in the provision for credit losses was primarily due to an increase in total loans of $113.2 million, or 5.5%.

General.

Our consolidated results of operations depend primarily on net interest and dividend income. Net interest and dividend income is the difference between the interest income earned on interest-earning assets and the interest paid on interest-bearing liabilities. Interest-earning assets consist primarily of commercial real estate loans, commercial and industrial loans, residential real estate loans and securities. Interest-bearing liabilities consist primarily of time deposits and money market accounts, demand deposits, savings accounts and borrowings from the FHLB. The consolidated results of operations also depend on the provision for loan losses, non-interest income, and non-interest expense. Non-interest income includes service fees and charges, income on bank-owned life insurance, gains (losses) on sales of mortgages, gains (losses) on non-marketable equity investments and gains (losses) on securities. Non-interest expense includes salaries and employee benefits, occupancy expenses, data processing, advertising expense, FDIC insurance assessment, professional fees and other general and administrative expenses.

Critical Accounting Policies.

Our accounting policies are disclosed in Note 1 to our consolidated financial statements. Given our current business strategy and asset/liability structure, the more critical policy is the allowance for credit losses and provision for credit losses. In addition to the informational disclosure in the notes to the consolidated financial statements, our policy on this accounting policy is described in detail in the applicable sections of *"Management's Discussion and Analysis of Financial Condition and Results of Operations."* Senior management has discussed the development and selection of this accounting policy and the related disclosures with the Audit Committee of the Board.

The allowance for credit losses is an estimate of expected losses inherent within the Company's existing loans held for investment portfolio. The allowance for credit losses for loans held for investment, as reported in our consolidated balance sheet, is adjusted by a credit loss expense, which is reported in earnings, and reduced by the charge-off of loan amounts, net of recoveries. Accrued interest receivable on loans held for investment was $7.6 million at December 31, 2025 and is excluded from the estimate of credit losses.

This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change. The credit loss estimation process involves procedures to appropriately consider the unique characteristics of loan portfolio segments, which consist of commercial real estate loans, residential real estate loans, commercial and industrial loans, and consumer loans. These segments are further disaggregated into loan classes, the level at which credit risk is monitored. For each of these pools, the Company generates cash flow projections at the instrument level wherein payment expectations are adjusted for estimated prepayment speed, curtailments, time to recovery, probability of default, and loss given default. The modeling of expected prepayment speeds, curtailment rates, and time to recovery are based on historical internal data. The quantitative component of the ACL on loans is model-based and utilizes a forward-looking macroeconomic forecast. For commercial real estate loans, residential real estate loans, and commercial and industrial loans, the Company uses a discounted cash flow method, incorporating probability of default and loss given default forecasted based on statistically derived economic variable loss drivers, to estimate expected credit losses. This process includes estimates which involve modeling loss projections attributable to existing loan balances, and considering historical experience, current conditions, and future expectations for pools of loans over a reasonable and supportable forecast period. The historical information either experienced by the Company or by a selection of peer banks, when appropriate, is derived from a combination of recessionary and non-recessionary performance periods for which data is available. The expected loss estimates for the consumer loan segment are based on historical loss rates using the WARM method.

Although management believes it has established and maintained the allowance for credit losses at adequate levels for the current economic environment and supportable forecast period, if management's assumptions and judgments prove to be incorrect due to changes in the economic environment and related adjustments to the quantitative components of the CECL methodology, and the allowance for credit losses is not adequate to absorb forecasted losses, our earnings and capital could be significantly and adversely affected.

Analysis of Net Interest Income.

The Company's earnings are largely dependent on its net interest income, which is the difference between interest earned on loans and investments and the cost of funding (primarily deposits and borrowings). Net interest income expressed as a percentage of average interest-earning assets is referred to as net interest margin. For more information regarding the Company's use of Non-GAAP financial measures see "Explanation of Use of Non-GAAP Financial Measurements."

Average Balance Sheet.

The following table sets forth information relating to the Company for the years ended December 31, 2025, 2024 and 2023. The average yields and costs are derived by dividing interest income or interest expense by the average balance of interest-earning assets or interest-bearing liabilities, respectively, for the periods shown. Average balances are derived from average daily balances. The yields include fees which are considered adjustments to yields. Loan interest and yield data does not include any accrued interest from non-accruing loans.

	For the Years Ended December 31,								
	2025			2024			2023		
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
	(Dollars in thousands)								
ASSETS:									
Interest-earning assets									
Loans(1)(2)	$ 2,108,767	$ 105,866	5.02 %	$ 2,035,149	$ 99,369	4.88 %	$ 2,006,166	$ 91,640	4.57 %
Securities(2)	371,206	10,215	2.75	357,631	8,649	2.42	368,201	8,371	2.27
Other investments - at cost	14,907	690	4.63	14,669	687	4.68	12,425	558	4.49
Short-term investments(3)	54,770	2,335	4.26	33,254	1,598	4.81	20,459	1,021	4.99
Total interest-earning assets	2,549,650	119,106	4.67	2,440,703	110,303	4.52	2,407,251	101,590	4.22
Total non-interest-earning assets	156,591			155,056			155,511		
Total assets	$ 2,706,241			$ 2,595,759			$ 2,562,762		
LIABILITIES AND EQUITY:									
Interest-bearing liabilities									
Interest-bearing checking accounts	$ 155,831	1,497	0.96	$ 136,861	1,022	0.75	$ 142,005	1,041	0.73
Savings accounts	186,780	180	0.10	182,678	166	0.09	202,354	181	0.09
Money market accounts	704,654	15,242	2.16	631,197	12,242	1.94	697,621	9,529	1.37
Time deposits	693,208	25,593	3.69	666,917	28,806	4.32	524,827	15,898	3.03
Total interest-bearing deposits	1,740,473	42,512	2.44	1,617,653	42,236	2.61	1,566,807	26,649	1.70
Short-term borrowings and long-term debt	119,764	6,010	5.02	155,560	7,779	5.00	135,532	6,560	4.84
Interest-bearing liabilities	1,860,237	48,522	2.61	1,773,213	50,015	2.82	1,702,339	33,209	1.95
Non-interest-bearing deposits	582,168			561,264			602,652		
Other non-interest-bearing liabilities	23,472			24,541			24,885		
Total non-interest-bearing liabilities	605,640			585,805			627,537		
Total liabilities	2,465,877			2,359,018			2,329,876		
Total equity	240,364			236,741			232,886		
Total liabilities and equity	$ 2,706,241			$ 2,595,759			$ 2,562,762		
Less: Tax-equivalent adjustment(2)		(487)			(471)			(472)	
Net interest and dividend income		$ 70,097			$ 59,817			$ 67,909	
Net interest rate spread(4)			2.04 %			1.68 %			2.25 %
Net interest rate spread, on a tax-equivalent basis(5)			2.06 %			1.70 %			2.27 %
Net interest margin(6)			2.75 %			2.45 %			2.82 %
Net interest margin, on a tax-equivalent basis(7)			2.77 %			2.47 %			2.84 %
Ratio of average interest-earning assets to average interest-bearing liabilities			137.06 %			137.64 %			141.41 %

61

(1) Loans, including nonperforming loans, are net of deferred loan origination costs and unadvanced funds.

(2) Loan and securities income are presented on a tax-equivalent basis using a tax rate of 21% for 2025, 2024 and 2023. The tax-equivalent adjustment is deducted from tax-equivalent net interest and dividend income to agree to the amount reported on the consolidated statements of net income. See "Explanation of Use of Non-GAAP Financial Measurements."

(3) Short-term investments include federal funds sold.

(4) Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.

(5) Net interest rate spread, on a tax-equivalent basis, represents the difference between the tax-equivalent weighted average yield on interest-earning assets and the tax-equivalent weighted average cost of interest-bearing liabilities. See "Explanation of Use of Non-GAAP Financial Measurements."

(6) Net interest margin represents net interest and dividend income as a percentage of average interest-earning assets.

(7) Net interest margin, on a tax-equivalent basis, represents tax-equivalent net interest and dividend income as a percentage of average interest-earning assets. See "Explanation of Use of Non-GAAP Financial Measurements."

62

Rate/Volume Analysis.

The following table shows how changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected our interest and dividend income and interest expense during the periods indicated. Information is provided in each category with respect to: (1) interest income changes attributable to changes in volume (changes in volume multiplied by prior rate); (2) interest income changes attributable to changes in rate (changes in rate multiplied by prior volume); and (3) the net change.

The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

	Year Ended December 31, 2025 Compared to Year Ended December 31, 2024			Year Ended December 31, 2024 Compared to Year Ended December 31, 2023		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
	Volume	Rate	Net	Volume	Rate	Net
Interest-earning assets	(Dollars in thousands)			(Dollars in thousands)		
Loans (1)	$ 3,595	$ 2,902	$ 6,497	$ 1,323	$ 6,406	$ 7,729
Investment securities (1)	328	1,238	1,566	(240)	518	278
Other investments - at cost	11	(8)	3	101	28	129
Short-term investments	1,034	(297)	737	639	(62)	577
Total interest-earning assets	4,968	3,835	8,803	1,823	6,890	8,713
Interest-bearing liabilities						
Interest-bearing checking accounts	142	333	475	(39)	20	(19)
Savings accounts	4	10	14	(18)	3	(15)
Money market accounts	1,425	1,575	3,000	(907)	3,620	2,713
Time deposits	1,136	(4,349)	(3,213)	4,304	8,604	12,908
Short-term borrowing and long-term debt	(1,790)	21	(1,769)	969	250	1,219
Total interest-bearing liabilities	917	(2,410)	(1,493)	4,309	12,497	16,806
Change in net interest and dividend income	$ 4,051	$ 6,245	$ 10,296	$ (2,486)	$ (5,607)	$ (8,093)

(1) Securities and loan income and net interest income are presented on a tax-equivalent basis using a tax rate of 21% for 2025, 2024 and 2023. The tax-equivalent adjustment is deducted from tax-equivalent net interest income to agree to the amount reported in the consolidated statements of net income. See "Explanation of Use of Non-GAAP Financial Measurements."

Explanation of Use of Non-GAAP Financial Measurements.

We believe that it is common practice in the banking industry to present interest income and related yield information on tax-exempt loans and securities on a tax-equivalent basis, as well as presenting tangible book value per share and that such information is useful to investors because it facilitates comparisons among financial institutions. However, the adjustment of interest income and yields on tax-exempt loans and securities to a tax-equivalent amount, as well as the presentation of tangible book value per share may be considered to include financial information that is not in compliance with GAAP. A reconciliation from GAAP to non-GAAP is provided below.

	For the twelve months ended		
	12/31/2025	12/31/2024	12/31/2023
	(Dollars in thousands)		
Loans (no tax adjustment)	$ 105,379	$ 98,898	$ 91,169
Tax-equivalent adjustment (1)	487	471	471
Loans (tax-equivalent basis)	$ 105,866	$ 99,369	$ 91,640
Securities (no tax adjustment)	$ 10,215	$ 8,649	$ 8,370
Tax-equivalent adjustment (1)	-	-	1
Securities (tax-equivalent basis)	$ 10,215	$ 8,649	$ 8,371
Net interest income (no tax adjustment)	$ 70,097	$ 59,817	$ 67,909
Tax equivalent adjustment (1)	487	471	472
Net interest income (tax-equivalent basis)	$ 70,584	$ 60,288	$ 68,381
Net interest income (no tax adjustment)	$ 70,097	$ 59,817	$ 67,909
Less:			
Prepayment penalties	459	8	64
Fair value hedge interest income	-	1,398	1,085
Adjusted net interest income (non-GAAP)	$ 69,638	$ 58,411	$ 66,760
Average interest-earning assets	$ 2,549,650	$ 2,440,703	$ 2,407,251
Net interest margin (no tax adjustment)	2.75%	2.45%	2.82%
Net interest margin, tax-equivalent	2.77%	2.47%	2.84%
Adjusted net interest margin, excluding prepayment penalties and fair value hedge interest income (non-GAAP)	2.73%	2.39%	2.77%

	At or for the twelve months ended					
	12/31/2025		12/31/2024		12/31/2023	
	(Dollars in thousands)					
Book Value per Share (GAAP)	$	12.16	$	11.30	$	10.96
Non-GAAP adjustments:						
Goodwill		(0.61)		(0.60)		(0.58)
Core deposit intangible		(0.06)		(0.07)		(0.08)
Tangible Book Value per Share (non-GAAP)	$	11.49	$	10.63	$	10.30
Adjusted Efficiency Ratio:						
Non-interest Expense (GAAP)	$	62,488	$	58,428	$	58,350
Net Interest Income (GAAP)	$	70,097	$	59,817	$	67,909
Non-interest Income (GAAP)	$	12,516	$	12,903	$	10,897
Non-GAAP adjustments:						
Loss on disposal of premises and equipment		-		6		3
Unrealized (gain) loss on marketable equity securities		(35)		(13)		1
Gain on bank-owned life insurance death benefit		-		-		(778)
Gain on non-marketable equity investments		(243)		(1,287)		(590)
Loss on defined benefit plan termination		-		-		1,143
Non-interest Income for Adjusted Efficiency Ratio (non-GAAP)	$	12,238	$	11,609	$	10,676
Total Revenue for Adjusted Efficiency Ratio (non-GAAP)	$	82,335	$	71,426	$	78,585
Efficiency Ratio (GAAP)		75.64%		80.35%		74.04%
Adjusted Efficiency Ratio (Non-interest Expense (GAAP)/Total Revenue for Adjusted Efficiency Ratio (non-GAAP))		75.89%		81.80%		74.25%

_____

(1)   The tax equivalent adjustment is based upon a 21% tax rate for 2025, 2024 and 2023.

Comparison of Financial Condition at December 31, 2025 and December 31, 2024.

At December 31, 2025, total assets increased $83.4 million, or 3.1%, from December 31, 2024 to $2.7 billion. The increase in total assets was primarily due to an increase in total loans of $113.2 million, or 5.5%, partially offset by a decrease in cash and cash equivalents of $26.1 million, or 39.2%. The balance sheet composition and changes since December 31, 2024 are discussed below.

Cash and Cash Equivalents.

Cash and cash equivalents is comprised of cash on hand and amounts due from banks, interest-earning deposits in other financial institutions and federal funds sold. Cash and cash equivalents totaled $40.4 million, or 1.5% of total assets, at December 31, 2025 and $66.5 million, or 2.5% of total assets, at December 31, 2024. Balances in cash and cash equivalents will fluctuate due primarily to the timing of net deposit flows, borrowing and loan inflows and outflows, investment purchases and maturities, calls and sales proceeds, and the immediate liquidity needs of the Company.

Investments.

At December 31, 2025, the investment securities portfolio totaled $365.2 million, or 13.3% of total assets, compared to $366.1 million, or 13.8% of total assets, at December 31, 2024. At December 31, 2025, the Company's available-for-sale securities portfolio, recorded at fair market value, increased $15.1 million, or 9.4%, from $160.7 million at December 31, 2024 to $175.8 million. The held-to-maturity securities portfolio, recorded at amortized cost, decreased $16.2 million, or 7.9%, from $205.0 million at December 31, 2024 to $188.8 million at December 31, 2025.

At December 31, 2025, the Company reported gross unrealized losses on the available-for-sale securities portfolio of $23.4 million, or 11.8% of the amortized cost basis of the available-for-sale securities portfolio, compared to gross unrealized losses of $31.2 million, or 16.2% of the amortized cost basis of the available-for-sale securities at December 31, 2024. At December 31, 2025, the Company reported gross unrealized losses on the held-to-maturity securities portfolio of $30.5 million, or 16.2% of the amortized cost basis of the held-to-maturity securities portfolio, compared to $39.4 million, or 19.2% of the amortized cost basis of the held-to-maturity securities portfolio at December 31, 2024.

The Bank is required to purchase FHLB stock at par value in association with advances from the FHLB. The stock is classified as a restricted investment and carried at cost which management believes approximates fair value. The Company's investment in FHLB capital stock amounted to $4.9 million and $5.4 million at December 31, 2025 and December 31, 2024, respectively.

At December 31, 2025 and 2024, the Company held $423,000 of Atlantic Community Bankers Bank stock. The stock is restricted and carried in other assets at cost. The stock is evaluated for impairment based on an estimate of the ultimate recovery to the par value.

Loans.

Total loans increased $113.2 million, or 5.5%, from $2.1 billion, or 77.9% of total assets, at December 31, 2024 to $2.2 billion, or 79.7% of total assets, at December 31, 2025. The increase in total loans was primarily driven by an increase in residential real estate loans, including home equity loans, of $81.2 million, or 10.5%, an increase in commercial and industrial loans of $10.1 million, or 4.8%, and an increase in commercial real estate loans of $23.3 million, or 2.2%. The increase in total loans was partially offset by a decrease in consumer loans of $1.5 million, or 33.3%.

Management continues to closely monitor the loan portfolio for any signs of deterioration in borrowers' financial condition and also in light of speculation that commercial real estate values may deteriorate as the market continues to adjust to higher vacancies and interest rates. We continue to proactively take steps to mitigate risk in our loan portfolio.

Total delinquency was $3.1 million, or 0.14% of total loans, at December 31, 2025, compared to $5.0 million, or 0.24% of total loans at December 31, 2024. At December 31, 2025, nonaccrual loans totaled $5.2 million, or 0.24% of total loans, compared to $5.4 million, or 0.26% of total loans, at December 31, 2024. At December 31, 2025 and

December 31, 2024, there were no loans 90 or more days past-due and still accruing interest. Total nonperforming assets, defined as nonaccrual loans and other real estate owned, totaled $5.2 million, or 0.19% of total assets, at December 31, 2025, compared to $5.4 million, or 0.20% of total assets, at December 31, 2024. At December 31, 2025 and December 31, 2024, the Company did not have any other real estate owned.

At December 31, 2025, the allowance for credit losses was $20.3 million, or 0.93% of total loans and 393.2% of nonaccrual loans, compared to $19.5 million, or 0.94% of total loans and 362.9% of nonaccrual loans, at December 31, 2024. Total criticized loans, defined as special mention and substandard loans, increased $1.3 million, or 3.4%, from $38.4 million, or 1.9% of total loans, at December 31, 2024 to $39.7 million, or 1.8% of total loans, at December 31, 2025. A summary of our past due and nonperforming loans by class is listed in Note 3 of the accompanying unaudited consolidated financial statements.

Our commercial real estate portfolio is comprised of diversified property types and primarily within our geographic footprint. At December 31, 2025, the commercial real estate portfolio totaled $1.1 billion and represented 50.4% of total loans. Of the $1.1 billion, $900.5 million, or 81.9%, was categorized as non-owner occupied commercial real estate and represented 325.1% of the Bank's total risk-based capital.

The Company's commercial real estate loans are considered to be relatively diversified by borrower, industry and concentrated in the New England geographical area. A significant portion of the loan portfolio consists of commercial real estate loans, primarily made in Massachusetts, and to a lesser degree, Connecticut, and secured by real estate or other collateral in the market. Although these loans are made to a diversified pool of unrelated borrowers across numerous businesses, adverse developments in the local real estate market could have an adverse impact on this portfolio of loans and the Company's income and financial position. While our basic market area is in Massachusetts, the Company has made loans outside that market area where the applicant is an existing customer, and the nature and quality of such loans was consistent with the Company's lending policies.

We continuously monitor the asset quality of our loan portfolio. For the commercial portfolio, we monitor credit quality using a risk rating scale, which assigns a risk-grade to each borrower based on a number of quantitative and qualitative factors associated with a commercial loan transaction. Management utilizes a loan risk rating methodology based on an 8-point scale. Pass grades are 0-4 and non-pass categories, which align with regulatory guidelines, include: special mention (5), substandard (6), doubtful (7) and loss (8). Risk rating assignment is determined by analyzing key factors, which may include: industry and market conditions, position within the industry, earnings trends, operating cash flow, debt capacity, guarantor strength, management, financial reporting, collateral and other considerations.

CRE Concentrations.

The OCC, the FRB, and the FDIC ("Agencies") issued guidance in 2006 which addresses institutions with increased concentrations of commercial real estate ("CRE") loans. The guidance does not establish specific CRE lending limits; rather, it promotes sound risk management practices and appropriate levels of capital that will enable institutions to continue to pursue CRE lending in a safe and sound manner. In developing this guidance, the Agencies recognized that different types of CRE lending present different levels of risk, and that consideration should be given to the lower risk profiles and historically superior performance of certain types of CRE, such as well-structured multifamily housing finance, when compared to others, such as speculative office space construction.

Institutions are encouraged to segment their CRE portfolios to acknowledge these distinctions for risk management purposes. The guidance focuses on those CRE loans for which the cash flow from the real estate is the primary source of repayment rather than loans to a borrower for which real estate collateral is taken as a secondary source of repayment or through an abundance of caution. Thus, for the purposes of the guidance, CRE loans include those loans with risk profiles sensitive to the condition of the general CRE market (for example, market demand, changes in capitalization rates, vacancy rates, or rents). CRE loans are land development and construction loans (including 1- to 4-family residential and commercial construction loans) and other land loans. CRE loans also include loans secured by multifamily property, and nonfarm nonresidential property where the primary source of repayment is derived from rental income associated with the property (that is, loans for which 50 percent or more of the source of repayment comes from third party, nonaffiliated, rental income) or the proceeds of the sale, refinancing, or permanent financing of the property. Excluded from the scope of this guidance are loans secured by nonfarm nonresidential properties where the primary source of repayment is the cashflow from the ongoing operations and activities conducted by the party, or affiliate of the party, who owns the property.

As part of their ongoing supervisory monitoring processes, the Agencies use certain criteria to identify institutions that are potentially exposed to significant CRE concentration risk. An institution that has experienced rapid growth in CRE lending, has notable exposure to a specific type of CRE, or is approaching or exceeds the following supervisory criteria may be identified for further supervisory analysis of the level and nature of its CRE concentration risk:

> 1. Total reported loans for construction, land development, and other land represent 100 percent or more of the institution's total risk-based capital; or

> 2. Total commercial real estate loans, as defined in this guidance, represent 300 percent or more of the institution's total risk-based capital, and the outstanding balance of the institution's commercial real estate loan portfolio has increased by 50 percent or more during the prior 36 months.

The Agencies use the criteria as a preliminary step to identify institutions that may have CRE concentration risk. Because regulatory reports capture a broad range of CRE loans with varying risk characteristics, the supervisory monitoring criteria do not constitute limits on an institution's lending activity but rather serve as high-level indicators to identify institutions potentially exposed to CRE concentration risk.

The Company holds a concentration in commercial real estate loans. As of December 31, 2025, commercial real estate loans represented 396.8% of consolidated bank risk-based capital. Non-owner occupied commercial real estate loans totaled $900.5 million, or 325.1% of consolidated bank risk-based capital, and owner-occupied commercial real estate loans totaled $198.6 million, or 71.7% of consolidated bank risk-based capital. As of December 31, 2025, construction, land development and other land loans represented 39.0% of consolidated bank risk-based capital. During the prior 36 months, the Company has experienced an increase in its commercial real estate portfolio of 9.0%.

The management team has extensive experience in underwriting commercial real estate loans and has implemented and continues to maintain heightened risk management procedures and strong underwriting criteria with respect to its commercial real estate portfolio. The Company's Board of Directors (the "Board") has established internal maximum limits on CRE as an asset class overall as well as sub limits within CRE by property class, to better manage and control the exposure to property classes during periods of changing economic conditions. The Board also has minimum targets for regulatory capital ratios that are in excess of well capitalized ratios.

Our risk management process begins with a robust underwriting program. The underwriting and risk rating of all loans is completed by the Company's Credit Department that is independent of the originating lender(s).

At December 31, 2025 and December 31, 2024, non-owner and owner occupied commercial real estate loans, totaled $1.1 billion, or 50.4%, of total gross loans, and $1.1 billion, or 52.0%, of total gross loans, respectively.

The table below breaks down the commercial real estate portfolio outstanding balance by non-owner and owner occupied and by concentration as of December 31, 2025:

Property Type	Non-Owner Occupied	Owner Occupied	Total	% of CRE Portfolio	% of Total Loans	% of Total Bank Risk-Based Capital [1]
	(Dollars in thousands)					
Office Portfolio	$ 174,196	$ 20,961	$ 195,157	17.8%	8.9%	70.5%
Apartment	174,330	-	174,330	15.9%	8.0%	62.9%
Industrial	124,601	44,382	168,983	15.4%	7.7%	61.0%
Retail	110,356	5,102	115,458	10.5%	5.3%	41.7%
Mixed Use	75,593	5,741	81,334	7.4%	3.7%	29.4%
Other	45,445	25,376	70,821	6.4%	3.3%	25.5%
Self-Storage	46,106	67	46,173	4.2%	2.1%	16.7%
Hotel/Hospitality	41,582	-	41,582	3.8%	1.9%	15.0%
Shopping Center	28,854	6,292	35,146	3.2%	1.6%	12.7%
Warehouse	23,560	10,339	33,899	3.1%	1.6%	12.2%
Automotive Sales	697	33,822	34,519	3.1%	1.6%	12.4%
Auto Service and Repair	6,153	21,783	27,936	2.5%	1.3%	10.1%
Adult Care/Assisted Living	17,057	9,726	26,783	2.4%	1.2%	9.7%
School/Higher Education	10,420	14,959	25,379	2.3%	1.2%	9.2%
Student Housing	21,563	-	21,563	2.0%	1.0%	7.8%
Total commercial real estate	**$ 900,513**	**$ 198,550**	**$ 1,099,063**	**100.0%**	**50.4%**	**396.8%**
% of Total Bank Risk-Based Capital [1]	**325.1%**	**71.7%**	**396.8%**			
% of Total CRE loans	**81.9%**	**18.1%**				

(1) Due to loan classifications, the percentage of Total Bank Risk-Based Capital may differ from the call report.

The table below breaks down the commercial real estate portfolio outstanding balance by non-owner and owner occupied and by concentration as of December 31, 2024:

Property Type	Non-Owner Occupied	Owner Occupied	Total	% of CRE Portfolio	% of Total Loans	% of Total Bank Risk-Based Capital [1]
	(Dollars in thousands)					
Office Portfolio	$ 177,102	$ 23,013	$ 200,115	18.6%	9.7%	73.9%
Apartment	179,874	-	179,874	16.7%	8.7%	66.4%
Industrial	116,663	51,618	168,281	15.6%	8.1%	62.1%
Retail	109,936	7,105	117,041	10.9%	5.7%	43.2%
Other	37,231	30,471	67,702	6.3%	3.3%	25.0%
Mixed Use	71,226	6,402	77,628	7.2%	3.8%	28.7%
Hotel/Hospitality	43,133	-	43,133	4.0%	2.1%	15.9%
Automotive Sales	2,705	36,554	39,259	3.6%	1.9%	14.5%
Adult Care/Assisted Living	31,635	6,119	37,754	3.5%	1.8%	13.9%
Self-Storage	33,765	329	34,094	3.2%	1.6%	12.6%
Student Housing	22,047	-	22,047	2.0%	1.1%	8.1%
Warehouse	20,942	10,045	30,987	2.9%	1.5%	11.4%
Shopping Center	23,193	7,518	30,711	2.9%	1.5%	11.3%
School/Higher Education	11,376	15,730	27,106	2.5%	1.3%	10.0%
Total commercial real estate	**$ 880,828**	**$ 194,904**	**$ 1,075,732**	**100.0%**	**52.0%**	**397.1%**
% of Total Bank Risk-Based Capital [1]	**325.2%**	**71.9%**	**397.1%**			
% of Total CRE loans	**81.9%**	**18.1%**				

(1) Due to loan classifications, the percentage of Total Bank Risk-Based Capital may differ from the call report.

At December 31, 2025, of the $1.1 billion in commercial real estate loans, $900.5 million, or 41.3% of total loans, were categorized as non-owner occupied and represented 325.1% of total bank risk-based capital.

The following table further breaks down the non-owner occupied commercial real estate portfolio balances by concentration, collateral location and weighted average loan-to-value ("LTV") as of December 31, 2025:

Property Type	MA	CT	NH	RI	ME	Other	Total	% of Total Bank Risk-Based Capital [1]	Weighted Average LTV [2]
				(Dollars in thousands)					
Apartment	$ 107,299	$ 43,612	$ -	$ 23,419	$ -	$ -	$ 174,330	62.9%	52.2%
Office	63,973	60,433	38,586	-	11,204	-	174,196	62.9%	62.6%
Industrial	74,031	34,887	-	11,229	-	4,454	124,601	45.0%	56.4%
Retail	53,291	25,964	13,865	6,070	11,166	-	110,356	39.8%	50.8%
Mixed Use	35,641	22,503	-	12,809	-	4,640	75,593	27.3%	55.7%
Self-Storage	36,155	9,180	771	-	-	-	46,106	16.6%	55.4%
Other	40,666	3,984	677	-	118	-	45,445	16.4%	51.5%
Hotel/Hospitality	20,074	21,508	-	-	-	-	41,582	15.0%	51.1%
Shopping Center	9,227	19,627	-	-	-	-	28,854	10.4%	48.4%
Warehouse	17,034	4,889	-	-	-	1,637	23,560	8.5%	41.4%
Student Housing	3,628	14,934	2,660	-	-	341	21,563	7.8%	60.7%
Adult Care/Assisted Living	8,543	8,514	-	-	-	-	17,057	6.2%	58.6%
School/Higher Education	10,420	-	-	-	-	-	10,420	3.8%	43.3%
Automotive Service and Repair	4,982	1,171	-	-	-	-	6,153	2.2%	65.8%
Automotive Sales	697	-	-	-	-	-	697	0.3%	57.0%
Total Non-Owner CRE	**$485,661**	**$271,206**	**$56,559**	**$53,527**	**$ 22,488**	**$11,072**	**$900,513**	**325.1%**	**54.9%**

(1) Due to loan classifications, the percentage of Total Bank Risk-Based Capital may differ from the call report.
(2) Weighted average LTV is based on the original appraisal and the current loan exposure.

At December 31, 2024, of the $1.1 billion in commercial real estate loans, $880.8 million, or 42.6% of total loans, was categorized as non-owner occupied and represented 325.2% of total risk-based capital.

The following table further breaks down the non-owner occupied commercial real estate portfolio balances by concentration, collateral location and weighted average LTV as of December 31, 2024.

Property Type	MA	CT	NH	RI	Other	Total	% of Total Bank Risk-Based Capital [1]	Weighted Average LTV [2]
			(Dollars in thousands)					
Apartment	$ 114,922	$ 37,212	$ -	$ 27,740	$ -	$ 179,874	66.4%	54.7%
Office	62,554	62,906	40,237	-	11,405	177,102	65.4%	64.4%
Industrial	60,192	35,438	-	14,992	6,041	116,663	43.1%	56.0%
Retail	55,555	23,551	13,752	6,219	10,859	109,936	40.6%	55.4%
Mixed Use	31,899	21,552	-	13,062	4,713	71,226	26.3%	57.7%
Other	30,449	5,949	707	-	126	37,231	13.7%	55.3%
Hotel/Hospitality	20,813	22,320	-	-	-	43,133	15.9%	51.8%
Adult Care/Assisted Living	15,089	16,546	-	-	-	31,635	11.7%	58.6%
Self-Storage	24,433	8,548	784	-	-	33,765	12.5%	63.0%
Student Housing	3,717	15,323	2,660	-	347	22,047	8.1%	72.4%
Shopping Center	7,176	16,017	-	-	-	23,193	8.6%	50.9%
Warehouse	17,406	3,319	-	-	217	20,942	7.7%	44.5%
School/Higher Education	11,376	-	-	-	-	11,376	4.2%	45.0%
Automotive Sales	2,705	-	-	-	-	2,705	1.0%	39.5%
Total Non-Owner CRE	**$458,286**	**$268,681**	**$58,140**	**$62,013**	**$33,708**	**$880,828**	**325.2%**	**57.2%**

(1) Due to loan classifications, the percentage of Total Bank Risk-Based Capital may differ from the call report.
(2) Weighted average LTV is based on the original appraisal and the current loan exposure.

The Company also underwrites and originates owner occupied commercial real estate loans. These loans are typically term loans made to support properties that rely upon the operations of the business occupying the property for repayment. The Agencies specifically excluded owner occupied commercial real estate from their concentration guidance, as the primary source of repayment is the cash flow from the ongoing operations and activities conducted by the party, or affiliate of the party, who owns the property.

The table below depicts a well-diversified portfolio of owner occupied commercial real estate portfolio as of December 31, 2025:

Property Type	MA	CT	NH	Other	Total	% of Total Bank Risk-Based Capital [1]	Weighted Average LTV [2]
	(Dollars in thousands)						
Owner Occupied CRE							
Adult Care/Assisted Living	$ -	$ -	$ 9,726	$ -	$ 9,726	3.5%	57.2%
Automotive Sales	27,404	6,418	-	-	33,822	12.2%	57.7%
Automotive Service and Repair	4,626	17,157	-	-	21,783	7.9%	61.5%
School/Higher Education	14,959	-	-	-	14,959	5.4%	63.9%
Industrial	37,852	6,331	-	199	44,382	16.0%	50.9%
Mixed Use	4,964	777	-	-	5,741	2.1%	56.3%
Office	18,550	2,411	-	-	20,961	7.6%	56.1%
Retail	5,102	-	-	-	5,102	2.1%	50.4%
Shopping Center	4,201	2,091	-	-	6,292	2.2%	55.6%
Self-Storage	67	-	-	-	67	-%	51.3%
Warehouse	9,992	347	-	-	10,339	3.7%	63.9%
Other	15,903	8,600	873	-	25,376	9.0%	40.6%
Total Owner Occupied CRE	**$ 143,620**	**$ 44,132**	**$10,599**	**$ 199**	**$ 198,550**	**71.7%**	**54.7%**

_____
(1) Due to loan classifications, the percentage of Total Bank Risk-Based Capital may differ from the call report.
(2) Weighted average LTV is based on the original appraisal and the current loan exposure.

The table below depicts a well-diversified portfolio of owner occupied commercial real estate as of December 31, 2024:

Property Type	MA	CT	NH	Other	Total	% of Total Bank Risk-Based Capital [1]	Weighted Average LTV [2]
	(Dollars in thousands)						
Owner Occupied CRE							
Adult Care/Assisted Living	$ -	$ -	$ 6,119	$ -	$ 6,119	2.3%	58.1%
Automotive Sales	29,858	6,696	-	-	36,554	13.5%	59.8%
School/Higher Education	15,730	-	-	-	15,730	5.8%	66.8%
Industrial	42,456	8,594	-	568	51,618	19.1%	52.7%
Mixed Use	5,820	582	-	-	6,402	2.4%	53.0%
Office	20,477	2,536	-	-	23,013	8.5%	57.2%
Retail	7,105	-	-	-	7,105	2.6%	53.4%
Shopping Center	5,358	2,160	-	-	7,518	2.8%	56.5%
Self-Storage	329	-	-	-	329	0.1%	20.5%
Warehouse	9,671	374	-	-	10,045	3.7%	63.2%
Other	21,773	7,782	916	-	30,471	11.2%	49.4%
Total Owner Occupied CRE	**$ 158,577**	**$ 28,724**	**$7,035**	**$ 568**	**$ 194,904**	**72.0%**	**56.0%**

_____
(1) Due to loan classifications, the percentage of Total Bank Risk-Based Capital may differ from the call report.
(2) Weighted average LTV is based on the original appraisal and the current loan exposure.

Commercial Real Estate Office Exposure.

Our total office related commercial real estate loans (which is comprised of loans within our commercial real estate portfolio that are secured by office space, medical office space, and mixed-use where rental income is primarily from office space) totaled $195.2 million, or 70.5% of total bank risk-based capital and $200.1 million, or 73.9% of total bank risk-based capital, as of December 31, 2025 and December 31, 2024, respectively.

The table below breaks the commercial real estate office loans by collateral type for the periods noted:

December 31, 2025	Non-Owner Occupied		Owner Occupied		Total		% of Office Portfolio	% of Total Bank Risk-Based Capital [1]
	(Dollars in thousands)							
Collateral Type:								
Office/Medical	$	108,113	$	9,941	$	118,054	60.5%	42.6%
Office/Professional Metro		3,577		7,796		11,373	5.8%	4.1%
Office/Professional Suburban		35,686		3,011		38,697	19.8%	14.0%
Office/Professional Urban		26,820		213		27,033	13.9%	9.8%
Total Office Portfolio	$	**174,196**	$	**20,961**	$	**195,157**	**100.0%**	**70.5%**

December 31, 2024	Non-Owner Occupied		Owner Occupied		Total		% of Office Portfolio	% of Total Bank Risk-Based Capital [1]
	(Dollars in thousands)							
Collateral Type:								
Office/Medical	$	106,884	$	10,760	$	117,644	58.8%	43.4%
Office/Professional Metro		3,693		8,259		11,952	6.0%	4.4%
Office/Professional Suburban		39,336		3,681		43,017	21.5%	15.9%
Office/Professional Urban		27,189		313		27,502	13.7%	10.2%
Total Office Portfolio	$	**177,102**	$	**23,013**	$	**200,115**	**100.0%**	**73.9%**

_____
(1) Due to loan classifications, the percentage of Total Bank Risk-Based Capital may differ from the call report.

CRE office loans are primarily concentrated in Massachusetts, where approximately 42.3% at December 31, 2025 and 41.5%, at December 31, 2024, of the total balance of CRE office loans are located. The Company does not have CRE loans secured by office real estate in greater Boston or New York.

December 31, 2025	Non-Owner Occupied		Owner Occupied		Total		% of Office Portfolio	% of Total Bank Risk-Based Capital [1]
	(Dollars in thousands)							
By State:								
Massachusetts	$	63,973	$	18,550	$	82,523	42.3%	29.8%
Connecticut		60,433		2,411		62,844	32.2%	22.7%
New Hampshire		38,586		-		38,586	19.8%	14.0%
Other		11,204		-		11,204	5.7%	4.0%
Total Office Portfolio	$	**174,196**	$	**20,961**	$	**195,157**	**100.0%**	**70.5%**

December 31, 2024	Non-Owner Occupied		Owner Occupied		Total		% of Office Portfolio	% of Total Bank Risk-Based Capital [1]
	(Dollars in thousands)							
By State:								
Massachusetts	$	62,554	$	20,477	$	83,031	41.5%	30.7%
Connecticut		62,906		2,536		65,442	32.7%	24.2%
New Hampshire		40,237		-		40,237	20.1%	14.9%
Other		11,405		-		11,405	5.7%	4.2%
Total Office Portfolio	$	**177,102**	$	**23,013**	$	**200,115**	**100.0%**	**73.9%**

_____
(1) Due to loan classifications, the percentage of Total Bank Risk-Based Capital may differ from the call report.

The following table sets forth the CRE office loans for non-owner occupied and owner occupied CRE and their credit quality indicators as of the dates indicated:

December 31, 2025	Non-Owner Occupied	Owner Occupied	Total	% of Office Portfolio	% of Total Bank Risk-Based Capital [1]
	(Dollars in thousands)				
By Risk Rating:					
Pass	$ 166,275	$ 20,683	$ 186,958	95.8%	67.5%
Special Mention	72	-	72	-%	-%
Substandard	7,849	278	8,127	4.2%	3.0%
Total Office Portfolio	$ 174,196	$ 20,961	$ 195,157	100.0%	70.5%

December 31, 2024	Non-Owner Occupied	Owner Occupied	Total	% of Office Portfolio	% of Total Bank Risk-Based Capital [1]
	(Dollars in thousands)				
By Risk Rating:					
Pass	$ 169,177	$ 21,632	$ 190,809	95.4%	70.5%
Special Mention	7,925	724	8,649	4.3%	3.2%
Substandard	-	657	657	0.3%	0.2%
Total Office Portfolio	$ 177,102	$ 23,013	$ 200,115	100.0%	73.9%

(1) Due to loan classifications, the percentage of Total Bank Risk-Based Capital may differ from the call report.

Given prevailing market conditions such as recent sustained increases in interest rates, reduced occupancy as a result of the increase in hybrid work arrangements post-COVID, and lower commercial real estate valuations, we carefully monitor these loans for signs of deterioration in credit quality and other risks. Such heightened monitoring includes incremental risk management strategies undertaken by management, including more frequent portfolio reviews, ongoing monitoring of market conditions, and additional portfolio analysis, which may include monitoring concentration limitations, including concentrations by loan type, property type, geographic area and with participants, where applicable, and risk diversification, tracking aggregated policy and underwriting exceptions and stress testing the loan portfolios.

Bank-Owned Life Insurance.

The Company owns bank-owned life insurance ("BOLI") to help offset the cost of employee benefit plans. BOLI is recorded at its cash surrender value. BOLI policies insure the lives of officers and certain employees and names the Bank as beneficiary. The change in the cash surrender value is included as a component of non-interest income and is exempt from federal and state income taxes as long as the policies are held until the death of the insured individuals. The cash surrender value of BOLI was $79.0 million and $77.1 million at December 31, 2025 and December 31, 2024, respectively, and was issued by eleven insurance companies rated investment grade or better.

Deposits.

At December 31, 2025, total deposits were $2.4 billion and increased $98.3 million, or 4.3%, from December 31, 2024. Core deposits, which the Company defines as all deposits except time deposits, increased $111.9 million, or 7.2%, from $1.6 billion, or 68.9% of total deposits, at December 31, 2024, to $1.7 billion, or 70.8% of total deposits, at December 31, 2025. Non-interest-bearing deposits increased $28.9 million, or 5.1%, to $594.5 million, and represent 25.2% of total deposits, money market accounts increased $54.1 million, or 8.2%, to $715.6 million, interest-bearing checking accounts increased $23.9 million, or 15.9%, to $174.2 million, and savings accounts increased $5.0 million, or 2.7%, to $186.6 million.

Time deposits decreased $13.7 million, or 1.9%, from $703.6 million at December 31, 2024 to $689.9 million at December 31, 2025. Brokered time deposits, which are included in time deposits, totaled $1.7 million at December 31, 2024. The Company did not have any brokered time deposits at December 31, 2025. We continue our disciplined and focused approach to core relationship management and customer outreach to meet funding requirements and liquidity needs, with an emphasis on retaining a long-term core customer relationship base by competing for and retaining deposits in our local market. At December 31, 2025, the Bank's uninsured deposits totaled $697.6 million, or 29.5% of total deposits, compared to $643.6 million, or 28.4% of total deposits, at December 31, 2024.

Borrowed Funds.

At December 31, 2025, total borrowings decreased $17.1 million, or 13.9%, from $123.1 million at December 31, 2024 to $106.1 million. At December 31, 2025, short-term borrowings increased $7.9 million, or 146.2%, to $13.3 million, compared to $5.4 million at December 31, 2024. Long-term borrowings decreased $25.0 million, or 25.5%, from $98.0 million at December 31, 2024 to $73.0 million at December 31, 2025. At December 31, 2025 and December 31, 2024, borrowings also consisted of $19.8 million in fixed-to-floating rate subordinated notes.

As of December 31, 2025, the Company had $538.6 million of additional borrowing capacity at the FHLB, $349.0 million of additional borrowing capacity under the FRB Discount Window and $25.0 million of other unsecured lines of credit with correspondent banks.

Shareholders' Equity.

At December 31, 2025, shareholders' equity was $247.6 million, or 9.1% of total assets, compared to $235.9 million, or 8.9% of total assets, at December 31, 2024. The change was primarily attributable to net income of $15.3 million and a decrease in accumulated other comprehensive loss of $6.6 million, partially offset by cash dividends paid of $5.7 million and the repurchase of shares at a cost of $6.2 million. At December 31, 2025, total shares outstanding were 20,372,786. The Company's regulatory capital ratios continue to be strong and in excess of regulatory minimum requirements to be considered well-capitalized as defined by regulators and internal Company targets.

The Company's book value per share was $12.16 at December 31, 2025, compared to $11.30 at December 31, 2024, while tangible book value per share, a non-GAAP financial measure, increased $0.86, or 8.1%, from $10.63 at December 31, 2024 to $11.49 at December 31, 2025. For more information regarding the Company's use of Non-GAAP financial measures see "Explanation of Use of Non-GAAP Financial Measurements."

Assets under Management.

Total assets under management include loans serviced for others and investment assets under management. Loans serviced for others and investment assets under management are not carried as assets on the Company's consolidated balance sheet, and as such, total assets under management is not a financial measurement recognized under GAAP, however, management believes its disclosure provides information useful in understanding the trends in total assets under management.

The Company provides a wide range of investment advisory and wealth management services through Westfield Investment Services through LPL Financial, a third-party broker-dealer. Investment assets under management increased $34.7 million, or 17.4%, to $234.0 million as of December 31, 2025, from $199.3 million as of December 31, 2024.

Comparison of Operating Results for Years Ended December 31, 2025 and 2024.

General.

For the twelve months ended December 31, 2025, the Company reported net income of $15.3 million, or $0.75 per diluted share, compared to $11.7 million, or $0.56 per diluted share, for the twelve months ended December 31, 2024. Net interest income increased $10.3 million, or 17.2%, provision for credit losses increased $1.0 million, non-interest income decreased $387,000, or 3.0%, and non-interest expense increased $4.1 million, or 6.9%, compared to 2024. Return on average assets and return on average equity were 0.56% and 6.35% for the twelve months ended December 31, 2025, respectively, compared to 0.45% and 4.93% for the twelve months ended December 31, 2024, respectively.

Net Interest Income and Net Interest Margin.

During the twelve months ended December 31, 2025, net interest income increased $10.3 million, or 17.2%, to $70.1 million, compared to $59.8 million for the twelve months ended December 31, 2024. The increase in net interest income was due to an increase in interest income of $8.8 million, or 8.0%, and a decrease in interest expense of $1.5 million, or 3.0%.

The net interest margin for the twelve months ended December 31, 2025 was 2.75%, compared to 2.45% for the twelve months ended December 31, 2024. The net interest margin, on a tax-equivalent basis, was 2.77% for the twelve months ended December 31, 2025, compared to 2.47% for the twelve months ended December 31, 2024. During the twelve months ended December 31, 2024, the Company had fair value hedge income of $1.4 million, which contributed six basis points to the net interest margin. The adjusted net interest margin, excluding income from the fair value hedge, a non-GAAP financial measure, increased 36 basis points from 2.39% for the twelve months ended December 31, 2024 to 2.75% for the twelve months ended December 31, 2025. The fair value hedge matured in October of 2024. For more information regarding the Company's use of Non-GAAP financial measures see "Explanation of Use of Non-GAAP Financial Measurements."

The average yield on interest-earning assets, without the impact of tax-equivalent adjustments, increased 15 basis points from 4.50% for the twelve months ended December 31, 2024 to 4.65% for the twelve months ended December 31, 2025. The average yield on loans, without the impact of tax-equivalent adjustments, increased 14 basis points from 4.86% for the twelve months ended December 31, 2024 to 5.00% for the twelve months ended December 31, 2025. During the twelve months ended December 31, 2025, average interest-earning assets increased $108.9 million, or 4.5%, to $2.5 billion, compared to the twelve months ended December 31, 2024, primarily due to an increase in average loans of $73.6 million, or 3.6%, an increase in average short-term investments, consisting of cash and cash equivalents, of $21.5 million, or 64.7%, and an increase in average securities of $13.6 million, or 3.8%.

During the twelve months ended December 31, 2025, the average cost of funds, including non-interest-bearing demand accounts and borrowings, decreased 15 basis points from 2.14% for the twelve months ended December 31, 2024 to 1.99%. For the twelve months ended December 31, 2025, the average cost of core deposits, including non-interest-bearing demand deposits, increased 15 basis points from 0.89% for the twelve months ended December 31, 2024, to 1.04%. The average cost of time deposits decreased 63 basis points from 4.32% for the twelve months ended December 31, 2024 to 3.69% for the twelve months ended December 31, 2025. The average cost of borrowings, which include borrowings and subordinated debt, increased 2 basis points from 5.00% for the twelve months ended December 31, 2024 to 5.02% for the twelve months ended December 31, 2025.

For the twelve months ended December 31, 2025, average demand deposits, an interest-free source of funds, increased $20.9 million, or 3.7%, from $561.3 million, or 25.8% of total average deposits, for the twelve months ended December 31, 2024, to $582.2 million, or 25.1% of total average deposits.

Provision for Credit Losses.

The credit loss estimation process involves procedures to appropriately consider the unique characteristics of loan portfolio segments, which consist of commercial real estate loans, residential real estate loans, commercial and industrial loans, and consumer loans. These segments are further disaggregated into loan classes, the level at which credit risk is monitored. For each of these pools, the Company generates cash flow projections at the instrument level wherein payment expectations are adjusted for estimated prepayment speed, curtailments, time to recovery, probability of default, and loss given default. The modeling of expected prepayment speeds, curtailment rates, and time to recovery are based on historical internal data. The quantitative component of the ACL on loans is model-based and utilizes a forward-looking macroeconomic forecast. The Company uses a discounted cash flow method, incorporating probability of default and loss given default forecasted based on statistically derived economic variable loss drivers, to estimate expected credit losses. This process includes estimates which involve modeling loss projections attributable to existing loan balances, and considering historical experience, current conditions, and future expectations for pools of loans over a reasonable and supportable forecast period. The historical information either experienced by the Company or by a selection of peer banks, when appropriate, is derived from a combination of recessionary and non-recessionary performance periods for which data is available. The expected loss estimates for the consumer loan segment are based on historical loss rates using the WARM method.

During the twelve months ended December 31, 2025, the Company recorded a provision for credit losses of $335,000, compared to a reversal of credit losses of $665,000 during the twelve months ended December 31, 2024. The $1.0 million increase in the provision for credit losses was primarily due to an increase in total loans of $113.2 million, or 5.5%. The provision for credit losses was determined by a number of factors: the continued strong credit performance of the Company's loan portfolio, changes in the loan portfolio mix and Management's consideration of existing economic conditions and the economic outlook from the Federal Reserve Bank's actions to control inflation. Management continues to monitor macroeconomic variables related to increasing interest rates, tariffs, inflation and concerns of an economic downturn, and believes it is appropriately reserved for the current economic environment.

The Company recorded net recoveries of $472,000 for the twelve months ended December 31, 2025, as compared to net recoveries of $87,000 for the twelve months ended December 31, 2024. During the twelve months ended December 31, 2025, the Company recorded a recovery of $624,000 on a previously charged-off commercial relationship acquired on October 21, 2016 from Chicopee Bancorp, Inc. As of June 30, 2025, the relationship paid in full.

Although management believes it has established and maintained the allowance for credit losses at appropriate levels for the current economic environment and supportable forecast period, future adjustments may be necessary if economic, real estate and other conditions differ substantially from the current operating environment.

Non-Interest Income.

For the twelve months ended December 31, 2025, non-interest income decreased $387,000, or 3.0%, from $12.9 million during the twelve months ended December 31, 2024 to $12.5 million. During the same period, service charges and fees on deposits increased $715,000, or 7.8%, and income from BOLI increased $52,000, or 2.7%. During the twelve months ended December 31, 2025, the Company reported $347,000 in other income from loan-level swap fees on commercial loans, compared to $261,000 during the same period in 2024. During the twelve months ended December 31, 2025, the Company reported a gain of $243,000 on non-marketable equity investments, compared to a gain of $1.3 million during the twelve months ended December 31, 2024. During the twelve months ended December 31, 2025, the Company reported unrealized gains on marketable equity securities of $35,000, compared to unrealized gains on marketable equity securities of $13,000 during the twelve months ended December 31, 2024. Gains and losses from the investment portfolio vary from quarter to quarter based on market conditions, as well as the related yield curve and valuation changes. During the twelve months ended December 31, 2025, the Company reported $11,000 in gains from mortgage banking activities, compared to $235,000 during the twelve months ended December 31, 2024 due to the sale of fixed rate residential real estate loans. In addition, during the twelve months ended December 31, 2024, the Company reported a loss on the disposal of premises and equipment of $6,000 and did not have a comparable gain or loss during the twelve months ended December 31, 2025.

Non-Interest Expense.

For the twelve months ended December 31, 2025, non-interest expense increased $4.1 million, or 6.9%, to $62.5 million, compared to $58.4 million for the twelve months ended December 31, 2024. The increase in non-interest expense was primarily due to an increase in salaries and employee benefits of $3.0 million, or 9.3%, due to an increase in deferred compensation expense to reflect updated year-end performance award estimates as well as annual merit increases. Advertising expense increased $385,000, or 30.3%, data processing expense increased $153,000, or 4.4%, FDIC insurance expense increased $144,000, or 9.9%, software related expenses increased $124,000, or 4.9%, debit card and ATM processing fees increased $46,000, or 1.9%, and other non-interest expense increased $410,000, or 8.0%. These increases were partially offset by a decrease in occupancy expense of $11,000 or 0.2%, a decrease in furniture and equipment expense of $87,000, or 4.5%, and a decrease in professional fees of $144,000, or 6.7%.

For the twelve months ended December 31, 2025, the efficiency ratio was 75.6%, compared to 80.4% for the twelve months ended December 31, 2024. The decrease in the efficiency ratio was driven by higher net interest income during the twelve months ended December 31, 2025 compared to the twelve months ended December 31, 2024.

Income Taxes.

Income tax expense for the twelve months ended December 31, 2025 was $4.5 million, representing an effective tax rate of 22.8%, compared to $3.3 million, representing an effective tax rate of 22.0%, for the twelve months ended

December 31, 2024. The increase in income tax expense was due to higher pre-tax income for the twelve months ended December 31, 2025.

Liquidity and Capital Resources.

The term "liquidity" refers to our ability to generate adequate amounts of cash to fund loan originations, loan purchases, deposit withdrawals and operating expenses. Our primary sources of liquidity are deposits, scheduled amortization and prepayments of loan principal and mortgage-backed securities, maturities and calls of investment securities and funds provided by our operations. We also can borrow funds from the FHLB based on eligible collateral of loans and securities. Our material cash commitments include funding loan originations, fulfilling contractual obligations with third-party service providers, maintaining operating leases for certain of our Bank properties and satisfying repayment of our long-term debt obligations.

Primary Sources of Liquidity

The Company, on an ongoing basis, closely monitors the Company's liquidity position for compliance with internal policies, and believes that available sources of liquidity are adequate to meet funding needs in the normal course of business. As part of that monitoring process, the Company stresses the potential liabilities calculation to ensure a strong liquidity position. Included in the calculation are assumptions of some significant deposit run-off as well as funds needed for loan closing and investment purchases. The Company does not anticipate engaging in any activities, either currently or over the long-term, for which adequate funding would not be available and which would therefore result in significant pressure on liquidity. However, an economic recession could negatively impact the Company's liquidity. The Bank relies heavily on FHLB as a source of funds, particularly with its overnight line of credit. In past economic recessions, some FHLB branches have suspended dividends, cut dividend payments, and not bought back excess FHLB stock that members hold in an effort to conserve capital. FHLB has stated that it expects to be able to continue to pay dividends, redeem excess capital stock, and provide competitively priced advances in the future.

At December 31, 2025 and December 31, 2024, outstanding borrowings from the FHLB were $83.0 million and $98.0 million, respectively. At December 31, 2025, we had $538.6 million in available borrowing capacity with the FHLB, including our $9.5 million overnight Ideal Way Line of Credit. We have the ability to increase our borrowing capacity with the FHLB by pledging investment securities or additional loans.

The Company has an available line of credit of $349.0 million with the FRB Discount Window at an interest rate determined and reset on a daily basis. Borrowings from the FRB Discount Window are secured by certain eligible loan collateral and securities from the Company's investment portfolio not otherwise pledged. As of December 31, 2025 and December 31, 2024, there were no advances outstanding under either of these lines.

In addition, we have available lines of credit of $15.0 million and $10.0 million with other correspondent banks. Interest rates on these lines are determined and reset on a daily basis by each respective bank. At December 31, 2025 and 2024, we did not have an outstanding balance under either of these lines of credit. In addition, we may enter into reverse repurchase agreements with approved broker-dealers. Reverse repurchase agreements are agreements that allow us to borrow money using our securities as collateral.

We also have outstanding at any time, a significant number of commitments to extend credit and provide financial guarantees to third parties. These arrangements are subject to strict credit control assessments. Guarantees specify limits to our obligations. Because many commitments and almost all guarantees expire without being funded in whole or in part, the contract amounts are not estimates of future cash flows. We are also obligated under agreements with the FHLB to repay borrowed funds and are obligated under leases for certain of our branches and equipment.

Maturing investment securities are a relatively predictable source of funds. However, deposit flows, calls of securities and prepayments of loans and mortgage-backed securities are strongly influenced by interest rates, general and local economic conditions and competition in the marketplace. These factors reduce the predictability of the timing of these sources of funds.

The Company's primary activities are the origination of commercial real estate loans, commercial and industrial loans and residential real estate loans, as well as and the purchase of mortgage-backed and other investment securities. During the year ended December 31, 2025, we originated $380.2 million in loans, compared to $336.4 million in 2024. Total loans increased $113.2 million, or 5.5%, from $2.1 billion, or 77.9% of total assets, at December 31, 2024 to $2.2 billion, or 79.7% of total assets, at December 31, 2025. At December 31, 2025, the Company had approximately $144.0 million in loan commitments and letters of credit to borrowers and approximately $357.3 million in available home equity and other unadvanced lines of credit.

Deposit inflows and outflows are affected by the level of interest rates, the products and interest rates offered by competitors and by other factors. At December 31, 2025, time deposit accounts scheduled to mature within one year totaled $678.1 million, or 98.3% of total time deposits. Based on the Company's deposit retention experience and current pricing strategy, we anticipate that a significant portion of these time deposits will remain on deposit. We monitor our liquidity position frequently and anticipate that it will have sufficient funds to meet our current funding commitments for the next 12 months and beyond.

At December 31, 2025, the Company and the Bank exceeded each of the applicable regulatory capital requirements (See Note 13, *Regulatory Capital*, to our consolidated financial statements for further information on our regulatory requirements).

Material Cash Commitments

The Company entered into a long-term contractual obligation with a vendor for use of its core provider and ancillary services beginning in 2016. Total remaining contractual obligations outstanding with this vendor as of December 31, 2025 were estimated to be $3.6 million, which is expected to be paid within one year. Further, the Company has operating leases for certain of its banking offices and ATMs. Our leases have remaining lease terms of less than one year to thirteen years, some of which include options to extend the leases for additional five-year terms up to ten years. Undiscounted lease liabilities totaled $7.7 million as of December 31, 2025. Principal payments expected to be made on our lease liabilities during the twelve months ended December 31, 2025 were $1.4 million. The remaining lease liability payments totaled $6.3 million and are expected to be made after December 31, 2026 (See Note 12, *Leases*, to our consolidated financial statements for further information on our lease obligations).

On April 20, 2021, the Company completed an offering of its private placement of $20.0 million aggregate principal amount of 4.875% fixed-to-floating rate subordinated notes due on May 1, 2031, unless earlier redeemed, to certain qualified institutional buyers (the "Notes"). The Notes bear interest from the initial issue date to, but excluding, May 1, 2026, or the earlier redemption date, at a fixed rate of 4.875% per annum, payable quarterly in arrears on May 1, August 1, November 1 and February 1 of each year, beginning August 1, 2021, and from and including May 1, 2026, but excluding the maturity date or earlier redemption date, equal to the benchmark rate, which is the 90-day average secured overnight financing rate ("SOFR"), plus 412 basis points, determined on the determination date of the applicable interest period, payable quarterly in arrears on May 1, August 1, November 1 and February 1 of each year. The Company may also redeem the Notes, in whole or in part, on or after May 1, 2026, and at any time upon the occurrence of certain events, subject in each case to the approval of the Board of Governors of the Federal Reserve (See Note 8, *Long-Term Debt*, to our consolidated financial statements for further information on our long-term debt). At December 31, 2025 and December 31, 2024, $19.8 million in aggregate principal amount of the Notes was outstanding.

We do not anticipate any material capital expenditures during the calendar year 2025, except in pursuance of the Company's strategic initiatives. The Company does not have any balloon or other payments due on any long-term obligations or any off-balance sheet items other than the commitments and unused lines of credit noted above.

Off-Balance Sheet Arrangements.

The Company does not have any off-balance sheet arrangements, other than noted above and in Note 16, *Commitments and Contingencies,* to our consolidated financial statements, that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Management of Market Risk.

As a financial institution, our primary market risk is interest rate risk since substantially all transactions are denominated in U.S. dollars with no direct foreign exchange or changes in commodity price exposure. Fluctuations in interest rates will affect both our level of income and expense on a large portion of our assets and liabilities. Fluctuations in interest rates will also affect the market value of all interest-earning assets and interest-bearing liabilities.

The Company's interest rate management strategy is to limit fluctuations in net interest income as interest rates vary up or down and control variations in the market value of assets, liabilities and net worth as interest rates vary. We seek to coordinate asset and liability decisions so that, under changing interest rate scenarios, net interest income will remain within an acceptable range.

In order to achieve the Company's objectives of managing interest rate risk, the Asset and Liability Management Committee ("ALCO") meets periodically to discuss and monitor the market interest rate environment relative to interest rates that are offered on our products. ALCO presents quarterly reports to the Board which includes the Company's interest rate risk position and liquidity position.

The Company's primary source of funds are deposits, consisting primarily of time deposits, money market accounts, savings accounts, demand accounts and interest-bearing checking accounts, which have shorter terms to maturity than the loan portfolio. Several strategies have been employed to manage the interest rate risk inherent in the asset/liability mix, including but not limited to:

- maintaining the diversity of our existing loan portfolio through residential real estate loans, commercial and industrial loans and commercial real estate loans;

- emphasizing investments with an expected average duration of five years or less; and

- when appropriate, using interest rate swaps to manage the interest rate position of the balance sheet.

In 2025, cash flows from deposit inflows were used to fund loan growth. During 2025, the Company experienced net loan growth in residential real estate loans, commercial real estate loans and commercial and industrial loans. The Company's long-term focus continues to be on growing commercial loans that present the appropriate levels of risk and return. Commercial loans typically have variable interest rates and shorter maturities than residential loans.

The actual amount of time before loans are repaid can be significantly affected by changes in market interest rates. Prepayment rates will also vary due to a number of other factors, including the regional economy in the area where the loans were originated, seasonal factors, demographic variables and the assumability of the loans. However, the major factors affecting prepayment rates are prevailing interest rates, related financing opportunities and competition. We monitor interest rate sensitivity so that we can adjust our asset and liability mix in a timely manner and minimize the negative effects of changing rates.

The Company's liquidity sources are vulnerable to various uncertainties beyond our control. Loan amortization and investment cash flows are a relatively stable source of funds, while loan and investment prepayments and calls, as well as deposit flows vary widely in reaction to market conditions, primarily prevailing interest rates. Asset sales are influenced by pledging activities, general market interest rates and unforeseen market conditions. Our financial condition is affected by our ability to borrow at attractive rates, retain deposits at market rates and other market conditions. We consider our sources of liquidity to be adequate to meet expected funding needs and also to be responsive to changing interest rate markets.

Interest Rate Risk.

Interest rate risk represents the sensitivity of earnings to changes in market interest rates. As interest rates change, the interest income and expense streams associated with our financial instruments also change, thereby impacting net interest income, the primary component of our earnings. ALCO utilizes the results of a detailed and dynamic simulation model to quantify the estimated exposure of net interest income to sustained interest rate changes. While ALCO routinely monitors simulated net interest income sensitivity over a rolling two-year horizon, they also utilize additional tools to monitor potential longer-term interest rate risk.

The simulation model captures the impact of changing interest rates on the interest income received and interest expense paid on all interest-earning assets and interest-bearing liabilities reflected on our consolidated balance sheet, as well as for derivative financial instruments. This sensitivity analysis is compared to ALCO policy limits, which specify a maximum tolerance level for net interest income exposure over a one and two-year horizon, assuming no balance sheet growth.

The repricing and/or new rates of assets and liabilities moved in tandem with market rates. However, in certain deposit products, the use of data from a historical analysis indicated that the rates on these products would move only a fraction of the rate change amount. Pertinent data from each loan account, deposit account and investment security was used to calculate future cash flows. The data included such items as maturity date, payment amount, next repricing date, repricing frequency, repricing index, repricing spread, caps and floors. Prepayment speed assumptions were based upon the difference between the account rate and the current market rate. We also evaluate changes in interest rate sensitivity under various scenarios including but not limited to nonparallel shifts in the yield curve, variances in prepayment speeds and variances to correlations of instrument rates to market indexes.

The table below shows our net interest income sensitivity analysis reflecting the following changes to net interest income for the first and second years of the simulation model. The analysis assumes no balance sheet growth, a parallel shift in interest rates, and all rate changes were "ramped" over the first 12-month period and then maintained at those levels over the remainder of the simulation horizon.

Changes in Interest Rates	Estimated Changes in Net Interest Income	
	At December 31, 2025	At December 31, 2024
1 – 12 Months		
UP 200 basis points	-4.0%	-4.4%
DOWN 200 basis points	4.2%	3.9%
13 – 24 Months		
UP 200 basis points	3.3%	7.5%
DOWN 200 basis points	15.8%	24.6%

The preceding sensitivity analysis does not represent a forecast of net interest income, nor do the calculations represent any actions that management may undertake in response to changes in interest rates. They should not be relied upon as being indicative of expected operating results. These hypothetical estimates are based upon numerous assumptions including, among others, the nature and timing of interest rate levels, yield curve shape, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits and reinvestment/replacement of asset and liability cash flows. While assumptions are developed based upon current economic and local market conditions, we cannot make any assurances as to the predictive nature of these assumptions, including how customer preferences or competitor influences might change.

Periodically, if deemed appropriate, we may use interest rate swaps, floors and caps, which are common derivative financial instruments, to hedge our interest rate exposure to interest rate movements. The Board has approved hedging policy statements governing the use of these instruments. These interest rate swaps are designated as cash flow hedges and involve the receipt of variable rate amounts from a counterparty in exchange for our making fixed payments.

Recent Accounting Pronouncements.

Refer to Note 1 to our consolidated financial statements for a summary of the recent accounting pronouncements.

Impact of Inflation and Changing Prices.

The Company's consolidated financial statements and accompanying notes have been prepared in accordance with GAAP. GAAP generally requires the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike industrial companies, our assets and liabilities are primarily monetary in nature. As a result, changes in market interest rates have a greater impact on performance than do the effects of inflation.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

See Item 7, *"Management's Discussion and Analysis of Financial Condition and Results of Operations-Management of Market Risk,"* for a discussion of quantitative and qualitative disclosures about market risk.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Our consolidated financial statements and the accompanying notes may be found on pages F-1 through F-57 of this report.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A.   CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

Management, including our President and Chief Executive Officer and Executive Vice President and Chief Financial Officer has evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Executive Vice President and Chief Financial Officer concluded that the disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports we file and submit under the Exchange Act (i) is recorded, processed, summarized and reported as and when required and (ii) accumulated and communicated to our management including the Chief Executive Officer and Executive Vice President and Chief Financial Officer, as appropriate to allow timely discussion regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

The management of Western New England Bancorp, Inc. and subsidiaries (collectively, the "Company"), including our President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) of the Exchange Act. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control-Integrated Framework* (2013). Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2025.

There have been no changes in our internal control over financial reporting identified in connection with the evaluation that occurred during our last fiscal quarter that has materially affected, or that is reasonably likely to materially affect, our internal control over financial reporting.

Independent Auditor's Report

To the Shareholders and the Board of Directors of Western New England Bancorp, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Western New England Bancorp, Inc. and subsidiaries' (the "Company") internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company and our report dated March 10, 2026 expressed an unqualified opinion.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Wolf & Company, P.C.

Boston, Massachusetts
March 10, 2026

ITEM 9B.   **OTHER INFORMATION.**

During the quarter ended December 31, 2025, no director or officer of the Company adopted or terminated any Rule 10b5-1 trading arrangements or non-Rule 10b5-1 trading arrangements.

ITEM 9C.   **DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.**

Not applicable.

PART III

ITEM 10.   **DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.**

The Company has an insider trading policy and procedures governing the purchase, sale and/or other dispositions of the Company's securities that applies to all directors, officers, employees and certain other persons. It is also the Company's policy to take appropriate steps to comply with applicable federal and state securities laws and regulations, as well as applicable stock exchange listing standards, when the Company engages in transactions in the Company's securities. The Company believes that its insider trading policy and procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to the Company. A copy of the Company's insider trading policy is filed as Exhibit 19.1 to this Report. The remaining information required by this item will be included in the Proxy Statement under "Corporate Governance" and is incorporated herein by reference.

The following information included in the Proxy Statement is incorporated herein by reference: "Information About Our Board of Directors," "Information About Our Executive Officers Who Are Not Directors," and "Corporate Governance."

ITEM 11.   **EXECUTIVE COMPENSATION.**

The following information included in the Proxy Statement is incorporated herein by reference: "Compensation Committee Interlocks and Insider Participation," "Compensation Discussion and Analysis," "Compensation Committee Report," "Executive Compensation" and "Director Compensation."

ITEM 12.   **SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS.**

The following information included in the Proxy Statement is incorporated herein by reference: "Security Ownership of Certain Beneficial Owners and Management" and "Securities Authorized For Issuance Under Equity Compensation Plans."

ITEM 13.   **CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.**

The following information included in the Proxy Statement is incorporated herein by reference: "Transactions with Related Persons" and "Board of Directors Independence."

ITEM 14.   **PRINCIPAL ACCOUNTING FEES AND SERVICES.**

The following information included in the Proxy Statement is incorporated herein by reference: "Independent Registered Public Accounting Firm Fees and Services." Our independent registered public accounting firm is Wolf & Company, P.C., Boston, Massachusetts, Auditor ID: 392.

PART IV

ITEM 15.   **EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.**

(a)(1)   Financial Statements
Reference is made to our consolidated financial statements and accompanying notes included in Item 8 of Part II hereof.

(a)(2)   Financial Statement Schedules
Consolidated financial statement schedules have been omitted because the required information is not present, or not present in amounts sufficient to require submission of the schedules, or because the required information is provided in the consolidated financial statements or notes thereto.

(a)(3)   Exhibits
EXHIBIT INDEX

3.1	Restated Articles of Organization of Western New England Bancorp, Inc. (incorporated by reference to Exhibit 3.1 of the Form 8-K filed with the SEC on October 26, 2016).
3.2	Amended and Restated Bylaws of Western New England Bancorp, Inc. (incorporated by reference to Exhibit 3.1 of the Form 8-K filed with the SEC on February 2, 2017).
4.1	Form of Stock Certificate of Western New England Bancorp, Inc. (f/k/a Westfield Financial, Inc.) (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form S-1 (No. 333-137024) filed with the SEC on August 31, 2006).
4.2†	Description of Securities Registered Under Section 12 of the Securities Exchange Act of 1934.
10.1*	Form of Director's Deferred Compensation Plan (incorporated by reference to Exhibit 10.7 of the Form 8-K filed with the SEC on December 22, 2005).
10.2*	Amended and Restated Benefit Restoration Plan of Western New England Bancorp, Inc. (f/k/a Westfield Financial, Inc.) (incorporated by reference to Exhibit 10.5 of the Form 8-K filed with the SEC on October 29, 2007).
10.3*	Amended and Restated Employment Agreement between James C. Hagan and Westfield Bank (incorporated by reference to Exhibit 10.9 of the Form 8-K filed with the SEC on January 5, 2009).
10.4*	Amended and Restated Employment Agreement between James C. Hagan and Western New England Bancorp, Inc. (f/k/a Westfield Financial, Inc.) (incorporated by reference to Exhibit 10.12 of the Form 8-K filed with the SEC on January 5, 2009).
10.5*	Employment Agreement between Leo R. Sagan, Jr. and Westfield Bank (incorporated by reference to Exhibit 10.15 of the Form 8-K filed with the SEC on January 5, 2009).
10.6*	Employment Agreement between Leo R. Sagan, Jr. and Western New England Bancorp, Inc. (f/k/a Westfield Financial, Inc.) (incorporated by reference to Exhibit 10.16 of the Form 8-K filed with the SEC on January 5, 2009).
10.7*	Employment Agreement between Allen J. Miles, III and Westfield Bank (incorporated by reference to Exhibit 10.19 of the Form 8-K filed with the SEC on January 5, 2009).
10.8*	Employment Agreement between Allen J. Miles, III and Western New England Bancorp, Inc. (f/k/a Westfield Financial, Inc.) (incorporated by reference to Exhibit 10.20 of the Form 8-K filed with the SEC on January 5, 2009).
10.9*	Employment Agreement between Darlene M. Libiszewski and Western New England Bancorp, Inc. (f/k/a Westfield Financial, Inc.) (incorporated by reference to Exhibit 10.4 of the Registration Statement on Form S-4 (No. 333-212221) filed with the SEC on June 24, 2016).
10.10*	Employment Agreement between Darlene M. Libiszewski and Westfield Bank (incorporated by reference to Exhibit 10.5 of the Registration Statement on Form S-4 (No. 333-212221) filed with the SEC on June 24, 2016).
10.11*	Employment Agreement between Guida R. Sajdak and Western New England Bancorp (incorporated by reference to Exhibit 10.1 of the Form 8-K filed with the SEC on February 8, 2018).
10.12*	Employment Agreement between Guida R. Sajdak and Westfield Bank (incorporated by reference to Exhibit 10.2 of the Form 8-K filed with the SEC on February 8, 2018).
10.13*	Employment Agreement between Kevin C. O'Connor and Westfield Bank dated February 17,

	2017 (incorporated by reference to Exhibit 10.20 of the Form 10-K filed with the SEC on March 11, 2021).
10.14*	Employment Agreement between Kevin C. O'Connor and Western New England Bancorp, Inc. dated February 17, 2017 (incorporated by reference to Exhibit 10.21 of the Form 10-K filed with the SEC on March 11, 2021).
10.15*	Employment Agreement between John Bonini and Western New England Bancorp dated February 22, 2024 (incorporated by reference to Exhibit 10.16 of the Form 10-K filed with the SEC on March 8, 2024).
10.16*	Employment Agreement between John Bonini and Westfield Bank dated February 22, 2024 (incorporated by reference to Exhibit 10.17 of the Form 10-K filed with the SEC on March 8, 2024).
10.17*	Employment Agreement between Christine Phillips and Western New England Bancorp dated as of February 22, 2024(incorporated by reference to Exhibit 10.19 of the Form 10-K filed with the SEC on March 8, 2024).
10.18*	Employment Agreement between Christine Phillips and Westfield Bank dated as of February 22, 2024(incorporated by reference to Exhibit 10.20 of the Form 10-K filed with the SEC on March 8, 2024).
10.19*	Employment Agreement between Filipe B. Goncalves and Western New England Bancorp dated as of January 1, 2021 (incorporated by reference to Exhibit 10.19 of the Form 10-K filed with the SEC on March 10, 2023).
10.20*	Employment Agreement between Filipe B. Goncalves and Westfield Bank dated as of January 1, 2021 (incorporated by reference to Exhibit 10.20 of the Form 10-K filed with the SEC on March 10, 2023).
10.21*	Western New England Bancorp, Inc. 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 of the Form S-8 filed with the SEC on May 19, 2021).
10.22*	Western New England Bancorp, Inc. Amended and Restated 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 4.4 of the Form S-8 filed with the SEC on May 19, 2025).
10.23*	Form of Incentive Stock Option Agreement under the Western New England Bancorp, Inc. 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.2 of the Form S-8 filed with the SEC on May 19, 2021).
10.24*	Form of Non-Qualified Stock Option Agreement under the Western New England Bancorp, Inc. 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.3 of the Form S-8 filed with the SEC on May 19, 2021).
10.25*	Form of Director Incentive Award Agreement under the Western New England Bancorp, Inc. 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.4 of the Form S-8 filed with the SEC on May 19, 2021).
10.26*	Form of Restricted Stock Award Agreement under the Western New England Bancorp, Inc. 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.5 of the Form S-8 filed with the SEC on May 19, 2021).
10.27*	Form of Long-Term Incentive and Retention Equity Award Agreement under the Western New England Bancorp, Inc. 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.6 of the Form S-8 filed with the SEC on May 19, 2021).
10.28*	Westfield Bank Non-Qualified Deferred Compensation Plan (incorporated by reference to Exhibit 10.1 of the Form 8-K filed with the SEC on September 29, 2023).
19.1*	Western New England Bancorp, Inc. Insider Trading Policy as Adopted by the Board of Directors on February 25, 2025 (incorporated by reference to Exhibit 19.1 of the Form 10-K filed with the SEC on March 10, 2025).
21.1†	Subsidiaries of Western New England Bancorp, Inc.
23.1†	Consent of Wolf & Company, P.C.
31.1†	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2†	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1†	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2†	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

97*	Western New England Bancorp, Inc. Incentive Compensation Recovery Policy as Adopted by the Board of Directors on November 20, 2023 (incorporated by reference to Exhibit 97 of the Form 10-K filed with the SEC on March 8, 2024).
101**	Financial statements from the annual report on Form 10-K of Western New England Bancorp, Inc. for the year ended December 31, 2025, formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Net Income, (iii) the Consolidated Statements of Comprehensive Income, (iv) the Consolidated Statements of Changes in Shareholders' Equity, (v) the Consolidated Statements of Cash Flows and (vi) Notes to Consolidated Financial Statements.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

_____

†	Filed herewith.
*	Management contract or compensatory plan or arrangement.
**	Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

ITEM 16.   FORM 10-K SUMMARY.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 10, 2026.

WESTERN NEW ENGLAND BANCORP, INC.

By: /s/ James C. Hagan
    James C. Hagan
    Chief Executive Officer and President
    (Principal Executive Officer)

By: /s/ Guida R. Sajdak
    Guida R. Sajdak
    Chief Financial Officer and Executive Vice
    President (Principal Financial Officer and
    Principal Accounting Officer)

POWER OF ATTORNEY

Each person whose individual signature appears below hereby authorizes and appoints James C. Hagan and Guida R. Sajdak, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his or her true and lawful attorney-in-fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Annual Report on Form 10-K has been signed by the following persons on behalf of the registrant and in the capacities indicated on March 10, 2026.

Name	Title
/s/ James C. Hagan James C. Hagan	Chief Executive Officer, President and Director (Principal Executive Officer)
/s/ Guida R. Sajdak Guida R. Sajdak	Chief Financial Officer and Executive Vice President (Principal Financial Officer and Principal Accounting Officer)
/s/ Lisa G. McMahon Lisa G. McMahon	Chairperson of the Board
/s/ Laura Benoit Laura Benoit	Director
/s/ Donna J. Damon Donna J. Damon	Director
/s/ Gary G. Fitzgerald Gary G. Fitzgerald	Director
/s/ William D. Masse William D. Masse	Director
/s/ Paul C. Picknelly Paul C. Picknelly	Director
/s/ Steven G. Richter Steven G. Richter	Director

Name	Title
/s/ Philip R. Smith Philip R. Smith	Director

Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Western New England Bancorp, Inc. Subsidiaries:

Name	Jurisdiction of Incorporation
Westfield Bank	United States (federally chartered savings bank)
WFD Securities, Inc.	Massachusetts

Westfield Bank Subsidiaries:

Name	Jurisdiction of Incorporation
Elm Street Securities Corporation	Massachusetts
WB Real Estate Holdings, LLC	Massachusetts
CSB Colts, Inc.	Massachusetts

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement (Nos. 333-73132, 333-256292, and 333-287397) on Form S-8 of our reports dated March 10, 2026, relating to our audits of the consolidated financial statements and effectiveness of internal control over financial reporting of Western New England Bancorp, Inc. and subsidiaries, which reports appear in this Annual Report on Form 10-K of Western New England Bancorp, Inc. for the year ended December 31, 2025.

Wolf & Company, P.C.

Boston, Massachusetts
March 10, 2026

Exhibit 31.1

CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, James C. Hagan, certify that:

1. I have reviewed this annual report on Form 10-K of Western New England Bancorp, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: <u>March 10, 2026</u>   /s/ James C. Hagan
                                                                                                         James C. Hagan
                                                                                                         Chief Executive Officer and President
                                                                                                         (Principal Executive Officer)

Exhibit 31.2

**CERTIFICATION OF THE CHIEF FINANCIAL OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Guida R. Sajdak, certify that:

1.   I have reviewed this annual report on Form 10-K of Western New England Bancorp, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

  (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

  (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

  (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

  (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (Western New England Bancorp's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
  (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

  (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: <u>March 10, 2026</u>   /s/ Guida R. Sajdak
                                                                         Guida R. Sajdak
                                                                         Chief Financial Officer and Executive Vice
                                                                         President (Principal Financial and
                                                                         Accounting Officer)

Exhibit 32.1

**STATEMENT FURNISHED PURSUANT TO SECTION 906 OF THE
SARBANES-OXLEY ACT OF 2002, 18 U.S.C. SECTION 1350**

The undersigned, James C. Hagan, is the Chief Executive Officer and President of Western New England Bancorp, Inc. ("Western New England Bancorp").

This statement is being furnished in connection with the filing by Western New England Bancorp of Western New England Bancorp's Annual Report on Form 10-K for the period ended December 31, 2025 (the "Report").

By execution of this statement, I certify that:

A)   the Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, and

B)   the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Western New England Bancorp as of the dates and for the periods covered by the Report.

This statement is authorized to be attached as an exhibit to the Report so that this statement will accompany the Report at such time as the Report is filed with the Securities and Exchange Commission, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350. It is not intended that this statement be deemed to be filed for purposes of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement required by Section 906 has been provided to Western New England Bancorp, Inc. and will be retained by Western New England Bancorp, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

March 10, 2026   /s/ James C. Hagan
Dated   James C. Hagan
                                                                                    Chief Executive Officer and President
                                                                                    (Principal Executive Officer)

Exhibit 32.2

**STATEMENT FURNISHED PURSUANT TO SECTION 906 OF THE
SARBANES-OXLEY ACT OF 2002, 18 U.S.C. SECTION 1350**

The undersigned, Guida R. Sajdak, Chief Financial Officer and Executive Vice President of Western New England Bancorp, Inc. ("Western New England Bancorp").

This statement is being furnished in connection with the filing by Western New England Bancorp, Inc. of Western New England Bancorp, Inc.'s Annual Report on Form 10-K for the period ended December 31, 2025 (the "Report").

By execution of this statement, I certify that:

A)   the Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, and

B)   the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Western New England Bancorp as of the dates and for the periods covered by the Report.

This statement is authorized to be attached as an exhibit to the Report so that this statement will accompany the Report at such time as the Report is filed with the Securities and Exchange Commission, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350. It is not intended that this statement be deemed to be filed for purposes of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement required by Section 906 has been provided to Western New England Bancorp, Inc. and will be retained by Western New England Bancorp, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

March 10, 2026	/s/ Guida R. Sajdak
Dated	Guida R. Sajdak
	Chief Financial Officer and Executive Vice President (Principal Financial and Accounting Officer)

Independent Auditor's Report

To the Shareholders and Board of Directors of Western New England Bancorp, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Western New England Bancorp, Inc. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of net income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes to the consolidated financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 10, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal controls over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the Company's Audit Committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate a opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses – Loans Evaluated on a Pooled Basis

Critical Audit Matter Description

As described in Notes 1 and 3 to the financial statements, the Company has recorded an allowance for credit losses (ACL) for its loan portfolio in the amount of $20.3 million as of December 31, 2025, representing management's estimate of credit losses over the remaining expected life of the Company's loan portfolio as of that date. Management determined the amounts, and corresponding provision for credit losses expense for the year, pursuant to the application of Accounting Standards Codification Topic 326, *Financial Instruments – Credit Losses*.

The Company's methodology to determine its allowance for credit losses incorporates quantitative and qualitative assessments of its historical losses, current loan portfolio and economic conditions, the application of forecasted economic conditions, and related modeling. Management incorporates the use of third-party software to arrive at an expected life-of-loan loss amount based on discounted cash flow estimates at the loan level for material loan segments. The amount and timing of cash flows is determined using assumptions for probability of default and loss given default (PD/LGD); expected term; and forecasted economic factors. The results of these calculations are then qualitatively adjusted by management based on pool-specific attributes. We determined that performing procedures relating to these components of the Company's methodology is a critical audit matter.

The principal considerations for our determination are (i) the application of significant judgment and estimation on the part of management, which in turn led to a high degree of auditor judgment and subjectivity in performing procedures and evaluating audit evidence obtained, and (ii) significant audit effort was necessary in evaluating management's methodology, significant assumptions and calculations.

How the Critical Audit Matter was Addressed in the Audit

Following are some of the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's measurement of the collectively evaluated ACL, including controls over the:

- Segmentation of loans into pools with similar risk characteristics
- Validation of the third-party model and recalculation of model results
- Role of peer loss data and the appropriate peer group
- Completeness and accuracy of loan data
- Evaluation of modeling assumptions including the economic factors indicative of expected losses, length of the forecast period, and expected term of loans
- Development of qualitative adjustments to model results

In addition to the test of controls, addressing the above matters involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, reviewing the Company's procedures to validate the model, testing assumptions used in the calculation of discounted cash flows, testing management's process for determining the qualitative reserve component, and testing the completeness and accuracy of data used in the model.

We have served as the Company's auditor since 2004.

Wolf & Company, P.C.

Boston, Massachusetts
March 10, 2026

WESTERN NEW ENGLAND BANCORP, INC., AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except share data)

	December 31, 2025	December 31, 2024
ASSETS		
Cash and due from banks	$ 19,890	$ 18,824
Federal funds sold	2,236	9,264
Interest-bearing deposits and other short-term investments	18,255	38,362
Total cash and cash equivalents	40,381	66,450
Securities available-for-sale, at fair value (Amortized cost of $198,194 at December 31, 2025 and $191,940 at December 31, 2024)	175,800	160,704
Securities held-to-maturity, at amortized cost (Fair value of $158,504 at December 31, 2025 and $165,606 at December 31, 2024)	188,800	205,036
Marketable equity securities, at fair value	632	397
Total investment securities	365,232	366,137
Federal Home Loan Bank stock and other restricted stock, at amortized cost	5,359	5,818
Total Loans	2,183,592	2,070,189
Less: Allowance for credit losses	(20,297)	(19,529)
Net loans	2,163,295	2,050,660
Premises and equipment, net	23,345	24,421
Accrued interest receivable	8,783	8,468
Bank-owned life insurance	79,019	77,056
Deferred tax asset, net	12,716	13,997
Goodwill	12,487	12,487
Core deposit intangible	1,063	1,438
Other assets	24,800	26,158
TOTAL ASSETS	$ 2,736,480	$ 2,653,090
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits:		
Non-interest-bearing deposits	$ 594,516	$ 565,620
Interest-bearing deposits	1,766,392	1,697,027
Total deposits	2,360,908	2,262,647
Borrowings:		
Short-term borrowings	13,270	5,390
Long-term debt	73,000	98,000
Subordinated debt	19,790	19,751
Total borrowings	106,060	123,141
Securities pending settlement	242	8,622
Other liabilities	21,633	22,770
TOTAL LIABILITIES	2,488,843	2,417,180
SHAREHOLDERS' EQUITY:		
Preferred stock - $0.01 par value, 5,000,000 shares authorized, none outstanding at December 31, 2025 and December 31, 2024	-	-
Common stock - $0.01 par value, 75,000,000 shares authorized, 20,372,786 shares issued and outstanding at December 31, 2025; 20,875,713 shares issued and outstanding at December 31, 2024	204	209
Additional paid-in capital	114,515	119,326
Unearned compensation – Employee Stock Ownership Plan ("ESOP")	(1,443)	(1,906)
Unearned compensation - Equity Incentive Plan	(1,224)	(1,190)
Retained earnings	152,302	142,745
Accumulated other comprehensive loss, net of tax	(16,717)	(23,274)
TOTAL SHAREHOLDERS' EQUITY	247,637	235,910
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 2,736,480	$ 2,653,090

See accompanying notes to consolidated financial statements.

WESTERN NEW ENGLAND BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF NET INCOME

(Dollars in thousands, except per share data)

	Years Ended December 31,		
	2025	**2024**	**2023**
Interest and dividend income:			
Residential and commercial real estate loans	$ 91,249	$ 85,426	$ 77,964
Commercial and industrial loans	13,850	13,147	12,865
Consumer loans	280	325	340
Total interest income from loans	105,379	98,898	91,169
Investment securities, taxable	10,195	8,633	8,241
Investment securities, tax-exempt	-	3	7
Marketable equity securities	20	13	122
Total interest and dividend income from investment securities	10,215	8,649	8,370
Other investments	690	687	558
Short-term investments	2,335	1,598	1,021
Total interest income from cash and cash equivalents	3,025	2,285	1,579
Total interest and dividend income	118,619	109,832	101,118
Interest expense:			
Deposits	42,512	42,236	26,649
Short-term borrowings	225	600	1,589
Long-term debt	4,769	6,164	3,957
Subordinated debt	1,016	1,015	1,014
Total interest expense	48,522	50,015	33,209
Net interest and dividend income	70,097	59,817	67,909
Provision for (reversal of) credit losses	335	(665)	872
Net interest and dividend income after provision for (reversal of) credit losses	69,762	60,482	67,037
Non-interest income:			
Service charges and fees	9,917	9,202	8,856
Income from bank-owned life insurance	1,963	1,911	1,820
Bank-owned life insurance death benefit	-	-	778
Loss on disposal of premises and equipment	-	(6)	(3)
Gain on sale of mortgages	11	235	-
Net unrealized gain (loss) on marketable equity securities	35	13	(1)
Gain on non-marketable equity investments	243	1,287	590
Loss on defined benefit plan termination	-	-	(1,143)
Other income	347	261	-
Total non-interest income	12,516	12,903	10,897
Non-interest expense:			
Salaries and employee benefits	35,826	32,786	32,380
Occupancy	5,226	5,237	5,046
Furniture and equipment	1,868	1,955	1,954
Data processing	3,630	3,477	3,157
Software	2,643	2,519	2,311
Debit card and ATM processing expense	2,483	2,437	2,139
Professional fees	2,017	2,161	2,732
FDIC insurance assessment	1,604	1,460	1,321
Advertising	1,654	1,269	1,495
Other expenses	5,537	5,127	5,815
Total non-interest expense	62,488	58,428	58,350
Income before income taxes	19,790	14,957	19,584
Income tax provision	4,521	3,291	4,516
Net income	$ 15,269	$ 11,666	$ 15,068
Earnings per common share:			
Basic earnings per share	$ 0.76	$ 0.56	$ 0.70
Weighted average basic shares outstanding	20,194,877	20,899,573	21,535,888
Diluted earnings per share	$ 0.75	$ 0.56	$ 0.70
Weighted average diluted shares outstanding	20,321,755	21,016,358	21,610,329
Dividends per share	$ 0.28	$ 0.28	$ 0.28

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Dollars in thousands)

	Years Ended December 31,		
	2025	**2024**	**2023**
Net income	$ 15,269	$ 11,666	$ 15,068
Other comprehensive income (loss):			
Securities available-for-sale:			
Unrealized holding gain (loss)	8,842	(2,070)	2,993
Tax effect	(2,285)	540	(775)
Net-of-tax amount	6,557	(1,530)	2,218
Defined benefit pension plan:			
Gains arising during the period	-	-	358
Reclassification adjustment for amounts realized in income [1]	-	-	1,143
Net amount	-	-	1,501
Tax effect	-	-	(421)
Net-of-tax amount	-	-	1,080
Other comprehensive income (loss)	6,557	(1,530)	3,298
Comprehensive income	$ 21,826	$ 10,136	$ 18,366

(1) Amount represents the reclassification of defined benefit plan termination realized in income and has been recognized as a component of non-interest income. Income tax effects associated with the reclassification adjustment were $321,000 for the year ended December 31, 2023. There were no tax effects applicable to reclassification adjustments for the years ended 2025 and 2024.

See accompanying notes to consolidated financial statements.

WESTERN NEW ENGLAND BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Dollars in thousands, except share data)

	Common Stock		Additional Paid-in Capital	Unearned Compensation- ESOP	Unearned Compensation- Equity Incentive Plan	Retained Earnings	Accumulated Other Comprehensive Loss	Total
	Shares	Par Value						
BALANCE AT DECEMBER 31, 2022	22,216,789	$ 222	$ 128,899	$ (2,906)	$ (1,012)	$ 127,982	$ (25,042)	$ 228,143
Cumulative effect accounting adjustment[1]	-	-	-	-	-	9	-	9
Net income	-	-	-	-	-	15,068	-	15,068
Comprehensive income	-	-	-	-	-	-	3,298	3,298
Common stock held by ESOP committed to be released (74,993 shares)	-	-	50	512	-	-	-	562
Forfeited equity incentive plan shares (4,219 shares)	-	-	(40)	-	40	-	-	-
Forfeited equity incentive plan shares reissued (22,503 shares)	-	-	207	-	(207)	-	-	-
Common stock repurchased	(686,436)	(6)	(5,016)	-	-	-	-	(5,022)
Share-based compensation - equity incentive plan	-	-	-	-	1,417	-	-	1,417
Issuance of common stock in connection with equity incentive plan	136,454	1	1,348	-	(1,349)	-	-	-
Cash dividends declared and paid on common stock ($0.28 per share)	-	-	-	-	-	(6,066)	-	(6,066)
BALANCE AT DECEMBER 31, 2023	21,666,807	$ 217	$ 125,448	$ (2,394)	$ (1,111)	$ 136,993	$ (21,744)	$ 237,409
Net income	-	-	-	-	-	11,666	-	11,666
Comprehensive loss	-	-	-	-	-	-	(1,530)	(1,530)
Common stock held by ESOP committed to be released (71,240 shares)	-	-	84	488	-	-	-	572
Forfeited equity incentive plan shares (2,384 shares)	-	-	(20)	-	20	-	-	-
Forfeited equity incentive plan shares reissued (4,219 shares)	-	-	35	-	(35)	-	-	-
Common stock repurchased	(973,924)	(10)	(7,752)	-	-	-	-	(7,762)
Share-based compensation - equity incentive plan	-	-	-	-	1,469	-	-	1,469
Issuance of common stock in connection with equity incentive plan	182,830	2	1,531	-	(1,533)	-	-	-
Cash dividends declared and paid on common stock ($0.28 per share)	-	-	-	-	-	(5,914)	-	(5,914)
BALANCE AT DECEMBER 31, 2024	20,875,713	$ 209	$ 119,326	$ (1,906)	$ (1,190)	$ 142,745	$ (23,274)	$ 235,910
Net income	-	-	-	-	-	15,269	-	15,269
Comprehensive income	-	-	-	-	-	-	6,557	6,557
Common stock held by ESOP committed to be released (67,377 shares)	-	-	242	463	-	-	-	705
Share-based compensation - equity incentive plan	-	-	-	-	1,084	-	-	1,084
Forfeited equity incentive plan shares (38,269 shares)	-	-	(347)	-	347	-	-	-
Forfeited equity incentive plan shares reissued (30,697 shares)	-	-	286	-	(286)	-	-	-
Common stock repurchased	(629,542)	(6)	(6,170)	-	-	-	-	(6,176)
Issuance of common stock in connection with equity incentive plan	126,615	1	1,178	-	(1,179)	-	-	-
Cash dividends declared and paid on common stock ($0.28 per share)	-	-	-	-	-	(5,712)	-	(5,712)
BALANCE AT DECEMBER 31, 2025	20,372,786	$ 204	$ 114,515	$ (1,443)	$ (1,224)	$ 152,302	$ (16,717)	$ 247,637

See accompanying notes to consolidated financial statements.

(1) Represents gross transition adjustment amount of $13,000, net of taxes of $4,000, to reflect the cumulative impact on retained earnings pursuant to the Company's adoption of Accounting Standards Update ("ASU") 2016-13 *Financial Instruments-Credit Losses on Financial Instruments* and relevant amendments.

WESTERN NEW ENGLAND BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Years Ended December 31,		
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 15,269	$ 11,666	$ 15,068
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for (reversal of) credit losses	335	(665)	872
Depreciation and amortization of premises and equipment	2,109	2,230	2,219
Net amortization (accretion) of purchase accounting adjustments	7	(39)	95
Amortization of core deposit intangible	375	375	375
Net amortization of premiums and discounts on securities and mortgage loans	1,001	1,187	1,267
Net amortization of deferred costs on mortgage loans	394	490	497
Net amortization of premiums on subordinated debt	39	39	39
Share-based compensation expense	1,084	1,469	1,417
ESOP expense	705	572	562
Gain on mortgage banking activities	(11)	(235)	-
Net change in unrealized (gain) loss on marketable equity securities	(35)	(13)	1
Loss on disposal of premises and equipment	-	6	3
Gain on bank-owned life insurance death benefit	-	-	(778)
Deferred income tax (benefit) provision	(1,002)	178	191
Income from bank-owned life insurance	(1,963)	(1,911)	(1,820)
Net change in:			
Accrued interest receivable	(315)	60	(388)
Other assets	345	133	(968)
Other liabilities	(124)	(3,372)	(3,879)
Net cash provided by operating activities	18,213	12,170	14,773
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of securities held-to-maturity	-	(1,100)	(7,701)
Proceeds from calls, maturities, and principal collections of securities held-to-maturity	15,879	19,022	14,090
Purchases of securities available-for-sale	(31,600)	(32,771)	-
Proceeds from calls, maturities, and principal collections of securities available-for-sale	16,259	14,804	12,047
Purchase of marketable equity securities	(201)	(174)	(196)
Proceeds from redemption and sales of marketable equity securities	-	-	6,237
Net loan originations and principal payments	(113,337)	(63,475)	(37,023)
Redemption (purchase) of Federal Home Loan Bank of Boston stock	459	(2,111)	(355)
Proceeds from sale of portfolio residential real estate loans	-	20,333	-
Purchases of premises and equipment	(1,073)	(1,196)	(2,902)
Proceeds from disposal of premises and equipment	-	74	18
Proceeds from payout on bank-owned life insurance	-	-	2,079
Net cash used in investing activities	(113,614)	(46,594)	(13,706)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net increase (decrease) in deposits	98,261	118,903	(85,699)
Increase (decrease) in short-term borrowings	7,880	(10,710)	(25,250)
Repayment of long-term debt	(25,000)	(120,646)	(532)
Proceeds from long-term debt	-	98,000	120,000
Cash dividends paid	(5,712)	(5,914)	(6,066)
Repurchase of common stock	(6,097)	(7,599)	(5,022)
Net cash provided by (used in) financing activities	69,332	72,034	(2,569)
NET CHANGE IN CASH AND CASH EQUIVALENTS:	(26,069)	37,610	(1,502)
Beginning of year	66,450	28,840	30,342
End of year	$ 40,381	$ 66,450	$ 28,840
Supplemental cash flow information:			
Available-for-sale securities purchases pending settlement	$ (8,459)	$ 8,459	$ -
Net change in cash due to broker for common stock repurchased	79	163	-

See the accompanying notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Basis of Presentation. Western New England Bancorp, Inc. ("Western New England Bancorp," "WNEB," "Company," "we," or "us") is a Massachusetts-chartered stock holding company for Westfield Bank, a federally-chartered savings bank ("Bank").

The Bank operates 25 banking offices in Hampden County and Hampshire County in western Massachusetts and the Capital Region in Connecticut, and its primary sources of revenue are interest income from loans as well as interest income from investment securities. The West Hartford Financial Services Center serves as the Company's Connecticut hub, housing Commercial Lending, Cash Management and a Mortgage Loan Officer. The Bank's deposits are insured up to the maximum Federal Deposit Insurance Corporation ("FDIC") coverage limits.

Wholly-owned Subsidiaries. Elm Street Securities Corporation, WFD Securities, Inc. and CSB Colts, Inc., are Massachusetts chartered securities corporations, formed for the primary purpose of holding qualified securities. WB Real Estate Holdings, LLC, is a Massachusetts-chartered limited liability company that holds real property acquired as security for debts previously contracted by the Bank.

Principles of Consolidation. The consolidated financial statements include the accounts of Western New England Bancorp, the Bank, CSB Colts, Inc., Elm Street Securities Corporation, WB Real Estate Holdings, LLC and WFD Securities, Inc. All material intercompany balances and transactions have been eliminated in consolidation.

Estimates. The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses for each. Actual results could differ from those estimates. An estimate that is particularly susceptible to significant change in the near-term relates to the determination of the allowance for credit losses.

Reclassifications. Amounts in the prior year financial statements are reclassified when necessary to conform to the current year's presentation.

Significant Group Concentrations of Credit Risk. Most of the Company's lending activities are with customers located within the New England region of the country. The Company does not have any significant concentrations to any one industry or customer.

Cash and Cash Equivalents. We define cash on hand, cash due from banks, federal funds sold and interest-bearing deposits having an original maturity of 90 days or less as cash and cash equivalents.

Securities and Mortgage-Backed Securities. Investments in debt securities, including mortgage-backed securities, which management has the positive intent and ability to hold until maturity are classified as held to maturity and are carried at amortized cost. Investments in debt securities, including mortgage-backed securities, which have been identified as assets for which there is not a positive intent to hold to maturity are classified as available-for-sale and are carried at fair value with unrealized gains and losses, net of income taxes, reported as a separate component of comprehensive income (loss). Marketable equity securities are measured at fair value with changes in fair value reported on the Company's consolidated statements of net income as a component of non-interest income, regardless of whether such gains and losses are realized. We do not acquire investment securities and mortgage-backed securities for purposes of engaging in trading activities.

Realized gains and losses on sales of investment securities and mortgage-backed securities are computed using the specific identification method and are included in non-interest income on the trade date. The amortization of premiums and accretion of discounts are determined by using the level yield method to the maturity date, except that premiums are amortized to the earliest call date or maturity.

Allowance for Credit Losses – Securities Available-for-Sale

The Company measures expected credit losses on debt securities available-for-sale based upon the gain or loss position of the security. For debt securities available-for-sale in an unrealized loss position which the Company does not intend to sell, and it is not more likely than not that the Company will be required to sell the security before recovery of the Company's amortized cost, the Company evaluates qualitative criteria to determine any expected loss. This includes among other items the financial health of, and specific prospects for the issuer, including whether the issuer is in compliance with the terms and covenants of the security. The Company also evaluates quantitative criteria including determining whether there has been an adverse change in expected future cash flows of the security. Securities available-for-sale which are guaranteed by government agencies do not currently have an allowance for credit loss as the Company determined these securities are either backed by the full faith and credit of the U.S. government and/or there is an unconditional commitment to make interest payments and to return the principal investment in full to investors when a debt security reaches maturity. In assessing the Company's investments in government-sponsored and U.S. government guaranteed mortgage-backed securities and government-sponsored enterprise obligations, the contractual cash flows of these investments are guaranteed by the respective government-sponsored enterprise; Federal Home Loan Mortgage Corporation ("FHLMC"), Federal National Mortgage Association ("FNMA"), Federal Farm Credit Bank ("FFCB"), or Federal Home Loan Bank ("FHLB"). Accordingly, it is expected that the securities would not be settled at a price less than the par value of the Company's investments. The Company will evaluate this position no less than annually, however, certain items which may cause the Company to change this methodology include legislative changes that remove a government-sponsored enterprise's ability to draw funds from the U.S. government, or legislative changes to housing policy that reduce or eliminate the U.S. government's implicit guarantee on such securities. If the Company does not expect to recover the entire amortized cost basis of the security, an allowance for credit losses would be recorded, with a related charge to earnings. If the Company intends to sell the security or it is more likely than not that the Company will be required to sell the debt security before recovery of its amortized cost basis, the Company recognizes the entire difference between the amortized cost basis of the security and its fair value in earnings. Any impairment that has not been recorded through an allowance for credit loss is recognized in other comprehensive income.

Allowance for Credit Losses – Securities Held-to-Maturity

The Company measures expected credit losses on debt securities held-to-maturity on a collective basis by security type and risk rating where available. The reserve for each pool is calculated based on a Probability of Default/Loss Given Default basis taking into consideration the expected life of each security. Held-to-maturity securities which are issued by the United States Treasury or are guaranteed by government agencies do not currently have an allowance for credit loss as the Company determined these securities are either backed by the full faith and credit of the U.S. government and/or there is an unconditional commitment to make interest payments and to return the principal investment in full to investors when a debt security reaches maturity. In assessing the Company's investments in government-sponsored and U.S. government guaranteed mortgage-backed securities and government-sponsored enterprise obligations, the contractual cash flows of these investments are guaranteed by the respective government-sponsored enterprise; FHLMC, FNMA, FFCB, or FHLB. Accordingly, it is expected that the securities would not be settled at a price less than the par value of the Company's investments. The Company will evaluate this position no less than annually, however, certain items which may cause the Company to change this methodology include legislative changes that remove a government-sponsored enterprise's ability to draw funds from the U.S. government, or legislative changes to housing policy that reduce or eliminate the U.S. government's implicit guarantee on such securities. Any expected credit losses on securities held-to-maturity would be presented as an allowance for credit loss.

Non-marketable Equity Securities. Investments in equity securities without readily determinable fair values are measured at cost, less any impairment, with re-measurement to fair value when there are observable price changes. Impairment is evaluated on such securities based on a qualitative assessment that considers various potential impairment indicators. Upon determining that an impairment exists, a loss is recognized for the amount by which the carrying value exceeds the fair value of the investment.

Derivatives. We enter into interest rate swap agreements as part of our interest-rate risk management strategy for certain assets and liabilities and not for speculative purposes. Based on our intended use for interest rate swaps, these are hedging instruments subject to hedge accounting provisions. Cash flow hedges are recorded at fair value in other assets or other liabilities within our balance sheets. Changes in the fair value of these cash flow hedges are initially recorded in accumulated other comprehensive income (loss) and subsequently reclassified into earnings when the forecasted transaction affects earnings.

The Company's interest rate swaps designated as fair value hedges involve the payment of fixed-rate amounts to a counterparty in exchange for the Company receiving variable-rate payments over the life of the agreements without the exchange of the underlying notional amount. For derivatives designated and that qualify as fair value hedges, the gain or loss on the derivative as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in interest income.

Fair Value Hierarchy. We group our assets and liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1: Valuation is based on quoted prices in active markets for identical assets. Level 1 assets generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets.

Level 2: Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets and liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets and liabilities.

Level 3: Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. Level 3 assets include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Federal Home Loan Bank of Boston Stock. The Bank, as a member of the FHLB system, is required to maintain an investment in capital stock of the FHLB of Boston. Based on the redemption provisions of the FHLB, the stock has no quoted market value and is carried at cost. At its discretion, the FHLB may declare dividends on the stock. Management reviews for impairment based on the ultimate recoverability of the cost basis in the FHLB stock. As of December 31, 2025, no impairment has been recognized.

Loans Held for Sale. Loans originated and intended for sale in the secondary market are carried at the lower of amortized cost or fair value, as determined by aggregate outstanding commitments from investors or current investor yield requirements. Net unrealized losses, if any, are recognized through a valuation allowance by charges to non-interest income. Gains or losses on sales of mortgage loans are recognized based on the difference between the selling price and the carrying value of the related mortgage loans sold on the trade date and reported within non-interest income on the accompanying consolidated statements of net income.

Loans Receivable. Loans are recorded at the principal amount outstanding, adjusted for charge-offs, the allowance for credit losses, unearned premiums, discounts and deferred loan fees and costs. Interest on loans is calculated using the effective yield method on daily balances of the principal amount outstanding and is credited to income on the accrual basis to the extent it is deemed collectible. Our general policy is to discontinue the accrual of interest when principal or interest payments are delinquent 90 days or more based on the contractual terms of the loan, or earlier if the loan is considered impaired. Any unpaid amounts previously accrued on these loans are reversed from current period interest income. Subsequent cash receipts are applied to the outstanding principal balance or to interest income if, in the judgment of management, collection of the principal balance is not in question. Loans are returned to accrual status when they become current as to both principal and interest and when subsequent performance reduces the concern as to the collectability of principal and interest. Loan fees, discounts and premiums on purchased loans, and certain direct loan origination costs are deferred and the net fee or cost is recognized as an adjustment to interest income over the estimated average lives of the related loans.

Allowance for Credit Losses. The allowance for credit losses is an estimate of expected losses inherent within the Company's existing loans held for investment portfolio. The allowance for credit losses for loans held for investment, as reported in our consolidated balance sheet, is adjusted by a credit loss expense, which is reported in earnings, and reduced by the charge-off of loan amounts, net of recoveries.

The loan loss estimation process involves procedures to appropriately consider the unique characteristics of loan portfolio segments, which consist of commercial real estate loans, residential real estate loans, commercial and industrial loans, and consumer loans. These segments are further disaggregated into loan classes, the level at which credit risk is monitored. For each of these pools, the Company generates cash flow projections at the instrument level wherein payment expectations are adjusted for estimated prepayment speed, curtailments, time to recovery, probability of default, and loss given default. The modeling of expected prepayment speeds, curtailment rates, and time to recovery are based on historical internal data. The quantitative component of the Allowance for Credit Losses ("ACL") on loans is model-based and utilizes a forward-looking macroeconomic forecast. For commercial real estate loans, residential real estate loans, and commercial and industrial loans, the Company uses a discounted cash flow method, incorporating probability of default and loss given default forecasted based on statistically derived economic variable loss drivers, to estimate expected credit losses. This process includes estimates which involve modeling loss projections attributable to existing loan balances, and considering historical experience, current conditions, and future expectations for pools of loans over a reasonable and supportable forecast period. The historical information either experienced by the Company or by a selection of peer banks, when appropriate, is derived from a combination of recessionary and non-recessionary performance periods for which data is available. The expected loss estimates for the consumer loan segment are based on historical loss rates using the weighted average remaining maturity ("WARM") method.

Commercial real estate loans. Loans in this segment include owner occupied and non-owner occupied commercial real estate, multi-family dwellings, and income producing investment properties, as well as commercial construction loans for commercial development projects throughout New England. Typically, commercial real estate loans are secured by office buildings, apartment buildings, industrial properties, warehouses, retail facilities, hotels, assisted living facilities, and educational facilities. Collateral values are established by independent third-party appraisals and evaluations. Primary repayment sources for commercial real estate loans include operating income and cash flow generated by the real estate, sale of the real estate and, funds from any liquidation of the collateral. Under its lending guidelines, the Company generally requires a corporate or personal guarantee from individuals that hold material ownership in the borrowing entity. The underlying cash flows generated by the properties or operations can be adversely impacted by a downturn in the economy due to increased vacancy rates or diminished cash flows, which in turn, would have an effect on the credit quality in this segment. Management obtains financial information annually and continually monitors the cash flows of these loans.

Residential real estate loans. This portfolio segment consists of first mortgages secured by one-to-four family residential properties and home equity loans and home equity lines of credit secured by first or second mortgage on one-to-four family owner occupied properties. First mortgages may be underwritten to a maximum loan-to-value of 97% for owner occupied homes, 90% for second homes and 85% for investment properties. Mortgages with loan-to-values greater than 80% require private mortgage insurance. We do not grant subprime loans. Home equity loans and lines of credit are underwritten to a maximum combined loan-to-value of 85% of the appraised value of the property. Underwriting approval is dependent on review of the borrower's ability to repay principal and interest on a monthly basis, credit history, financial resources and the value of the collateral. Residential real estate loans are originated either for sale to investors or retained in the Company's loan portfolio. Decisions about whether to sell or retain residential real estate loans are made based on the interest rate, pricing for loans in the secondary market, and the Company's liquidity and capital needs. The overall health of the economy, including unemployment rates and housing pricing, will have an effect on the credit quality in this segment.

Commercial and industrial loans. The primary risk associated with commercial and industrial loans is the ability of borrowers to achieve business results and cash flows consistent with those projected at loan origination. Collateral frequently consists of a first lien position on business assets including, but not limited to, accounts receivable, inventory, and equipment. The primary repayment source is operating cash flow, followed by liquidation of assets. Under its lending guidelines, the Company generally requires a corporate or personal guarantee from individuals that hold material ownership in the borrowing entity. A weakened economy and resultant decreased consumer spending will have an effect on the credit quality in this segment.

Consumer loans. Loans in this segment are both secured and unsecured and repayment is dependent on the credit quality of the individual borrower.

Allowance for Credit Losses Methodology

In estimating the component of the allowance for credit losses for loans that share similar risk characteristics with other loans, such loans are segregated into loan classes. Loans are designated into loan classes based on loans pooled by product types and similar risk characteristics or areas of risk concentration. In determining the allowance for credit losses, we derive an estimated credit loss assumption from a model that categorizes loan pools based on loan type and purpose.

The discounted cash flow ("DCF") model calculates an expected loss percentage for each loan class by considering the probability of default, using life-of-loan analysis periods for the commercial and industrial, commercial real estate, residential real estate loan segments, and the historical severity of loss, based on the aggregate net lifetime losses incurred per loan class. The expected loss estimates for the consumer loan segment are based on historical loss rates using the remaining life method. The default and severity factors used to calculate the allowance for credit losses for loans that share similar risk characteristics with other loans are adjusted for differences between the historical period used to calculate historical default and loss severity rates and expected conditions over the remaining lives of the loans in the portfolio related to: (1) lending policies and procedures; (2) international, national, regional and local economic business conditions and developments that affect the collectability of the portfolio; (3) the nature and volume of the loan portfolio including the terms of the loans; (4) the experience, ability, and depth of the lending management and other relevant staff; (5) the volume and severity of past due and adversely classified loans and the volume of nonaccrual loans; (6) the quality of our loan review system and (7) the value of underlying collateral for collateralized loans. Additional factors include the existence and effect of any concentrations of credit, and changes in the level of such concentrations and the effect of external factors such as competition and legal and regulatory requirements on the level of estimated credit losses in the existing portfolio. Such factors are used to adjust the historical probabilities of default and severity of loss so that they reflect management expectation of future conditions based on a reasonable and supportable forecast. The Company uses regression analysis of historical internal and peer data to determine which variables are best suited to be economic variables utilized when modeling lifetime probability of default and loss given default. This analysis also determines how expected probability of default and loss given default will react to forecasted levels of the economic variables.

For all DCF models, management has determined that four quarters represents a reasonable and supportable forecast period and reverts back to a historical loss rate over four quarters on a straight-line basis. Other internal and external indicators of economic forecasts are also considered by management when developing the forecast metrics.

The company uses a WARM method to estimate the ACL for the consumer loan segment. Under this method, the historical average annual charge-off rate is applied to the weighted average remaining maturity of the loan portfolio, currently calculated at 2.5 years. This calculation is adjusted based on additional factors that include (1) lending policies and procedures; (2) international, national, regional and local economic business conditions and developments that affect the collectability of the portfolio; (3) the nature and volume of the loan portfolio including the terms of the loans; (4) the experience, ability, and depth of the lending management and other relevant staff; (5) the volume and severity of past due and adversely classified loans and the volume of nonaccrual loans; (6) the quality of our loan review system and (7) the value of underlying collateral for collateralized loans.

Individually evaluated financial assets

For a loan that does not share risk characteristics with other loans, expected credit loss is measured based on net realizable value, that is, the difference between the discounted value of the expected future cash flows, based on the original effective interest rate, and the amortized cost basis of the loan. For these loans, we recognize expected credit loss equal to the amount by which the net realizable value of the loan is less than the amortized cost basis of the loan (which is net of previous charge-offs and deferred loan fees and costs), except when the loan is collateral dependent, that is, when the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral. In these cases, expected credit loss is measured as the difference between the amortized cost basis of the loan and the fair value of the collateral. The fair value of the collateral is adjusted for the estimated cost to sell if repayment or satisfaction of a loan is dependent on the sale (rather than only on the operation) of the collateral.

Allowance for credit losses on off-balance sheet credit exposures, including unfunded loan commitments

The Company maintains a separate allowance for credit losses from off-balance-sheet credit exposures, including unfunded loan commitments, which is included in other liabilities on the balance sheet. Management estimates the amount of expected losses by calculating a commitment usage factor over the contractual period for exposures that are not unconditionally cancellable by the Company and applying the loss factors used in the ACL methodology to the results of the usage calculation to estimate the liability for credit losses related to unfunded commitments for each loan type. No credit loss estimate is reported for outstanding off-balance-sheet credit exposures that are unconditionally cancellable by the Company. The allowance for credit losses on off-balance sheet credit exposures is adjusted as credit loss expense. Categories of off-balance sheet credit exposures correspond to the loan portfolio segments described above. Management evaluates the need for a reserve on unfunded loan commitments in a manner consistent with loans held for investment.

Bank-owned Life Insurance. Bank-owned life insurance policies are reflected on the consolidated balance sheets at cash surrender value. Changes in the net cash surrender value of the policies, as well as insurance proceeds received in excess of carrying value, are reflected in non-interest income on the consolidated statements of net income and are not subject to income taxes.

Transfers and Servicing of Financial Assets. Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from us, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) we do not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Premises and Equipment. Land is carried at cost. Buildings, furniture and equipment are stated at cost, less accumulated depreciation and amortization, computed on the straight-line method over the estimated useful lives of the assets, or the expected lease term, if shorter. Expected terms include lease option periods to the extent that the exercise of such options is reasonably assured. The estimated useful lives of the assets are as follows:

	Years
Buildings	39
Leasehold Improvements	5-20
Furniture and Equipment	3-7

The cost of maintenance and repairs is charged to expense when incurred. Major expenditures for betterments are capitalized and depreciated.

Other Real Estate Owned. Other real estate owned ("OREO") represents property acquired through foreclosure or deeded to us in lieu of foreclosure. OREO is initially recorded at the estimated fair value of the real estate acquired, net of estimated selling costs, establishing a new cost basis. Initial write-downs are charged to the allowance for credit losses at the time the loan is transferred to OREO. Subsequent valuations are periodically performed by management and the carrying value is adjusted by a charge to expense to reflect any subsequent declines in the estimated fair value. Operating costs associated with OREO are expensed as incurred.

Servicing. The Company services mortgage loans for others. Mortgage servicing assets are recognized as separate assets at fair value when rights are acquired through purchase or retained through the sale of financial assets. Fair value is based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds and default rates and losses. Capitalized servicing rights are reported in other assets and are amortized into service charges and fee income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to the amortized cost. Impairment is determined by stratifying rights by predominant risk characteristics, such as interest rate, loan type and investor type. Impairment is recognized through a valuation allowance for an individual stratum, to the extent that the fair value is less than the capitalized amount for the stratum. Changes in the valuation allowance are reported in service charges and fee income.

Servicing fee income is recorded for fees earned for servicing loans, which is included in service charges and fee income. The fees are based on a contractual percentage of the outstanding principal or a fixed amount per loan and are recorded as income when earned.

Impairment of Long-lived Assets. Long-lived assets, including premises and equipment and certain identifiable intangible assets that are held and used by the Company, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the asset is determined to be impaired, it is written down to its estimated fair value through a charge to earnings.

Goodwill is measured as the excess of the cost of a business combination over the sum of the amounts assigned to identifiable assets acquired less liabilities assumed. Goodwill is not amortized but rather assessed for impairment annually or more frequently if circumstances warrant.

Management has the option of first assessing qualitative factors, such as events and circumstances, to determine whether it is more likely than not, meaning a likelihood of more than 50%, the value of a reporting unit is less than its carrying amount. If, after considering all relevant events and circumstances, management determines it is not more likely than not the fair value of a reporting unit is less than its carrying amount, then performing an impairment test is unnecessary.

Retirement Plans and Employee Benefits. The Company maintains a tax-qualified defined contribution plan through a third party provider (the "401(k) Plan") that provides for deferral of federal and state income taxes on employee contributions allowed under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). Participants may make pre-tax salary deferrals to the plan not to exceed the annual IRS limits. Effective January 1, 2023, the Company converted to a Safe Harbor 401(k) Plan. In addition to salary deferrals, the Company will match up to 100% of the first 4% of the participant's eligible compensation (for a total maximum employer matching contribution of 4% of a participant's eligible compensation). In addition, on an annual basis, the Company may make a discretionary profit share contribution to each participant.

Share-based Compensation Plans. We measure and recognize compensation cost relating to share-based payment transactions based on the grant-date fair value of the equity instruments issued. Share-based compensation is recognized over the period the employee is required to provide services for the award. Reductions in compensation expense associated with forfeited options are estimated at the date of grant, and this estimated forfeiture rate is adjusted based on actual forfeiture experience. We use a binomial option-pricing model to determine the fair value of the stock options granted.

Employee Stock Ownership Plan. Compensation expense for the Employee Stock Ownership Plan ("ESOP") is recorded at an amount equal to the shares allocated by the ESOP multiplied by the average fair market value of the shares during the period. We recognize compensation expense ratably over the year based upon our estimate of the number of shares expected to be allocated by the ESOP. Unearned compensation applicable to the ESOP is reflected as a reduction of shareholders' equity in the consolidated balance sheets. The difference between the average fair market value and the cost of the shares allocated by the ESOP is recorded as an adjustment to additional paid-in capital.

Leases. The Company determines if an arrangement is a lease at inception. Operating leases are included within other assets and other liabilities in our consolidated balance sheets. Right-of-use ("ROU") assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Advertising Costs. Advertising costs are accounted for using the accrual basis of accounting.

Income Taxes. We use the asset and liability method for income tax accounting, whereby, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance related to deferred tax assets is established when, in the judgment of management, it is more likely than not that all or a portion of such deferred tax assets will not be realized based on the available evidence including historical and projected taxable income. We do not have any uncertain tax positions at December 31, 2025 that require accrual or disclosure. We record interest and penalties as part of income tax expense.

Earnings per Share. Basic earnings per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. If rights to dividends on unvested awards are non-forfeitable, these unvested awards are considered outstanding in the computation of basic earnings per share. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by us relate to stock options and certain performance-based restricted stock awards and are determined using the treasury stock method. Unallocated ESOP shares are not deemed outstanding for earnings per share calculations. There were no anti-dilutive shares outstanding during the years ended December 31, 2025, 2024 and 2023.

Earnings per common share for the years ended December 31, 2025, 2024 and 2023 have been computed based on the following:

	Years Ended December 31,		
	2025	**2024**	**2023**
	(Dollars and shares in thousands)		
Net income applicable to common stock	$ 15,269	$ 11,666	$ 15,068
Average number of common shares issued	20,583	21,345	22,037
Less: Average unallocated ESOP shares	(194)	(264)	(338)
Less: Average unvested performance-based equity incentive plan shares	(194)	(181)	(163)
Average number of common shares outstanding used to calculate basic earnings per common share	20,195	20,900	21,536
Effect of dilutive performance-based equity incentive plan shares	127	116	74
Average number of common shares outstanding used to calculate diluted earnings per common share	20,322	21,016	21,610
Net income per share:			
Basic earnings per share	$ 0.76	$ 0.56	$ 0.70
Diluted earnings per share	$ 0.75	$ 0.56	$ 0.70

Comprehensive Income (Loss).

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income (loss).

The components of accumulated other comprehensive loss, included in shareholders' equity, are as follows:

	December 31, 2025	December 31, 2024
	(Dollars in thousands)	
Net unrealized losses on securities available-for-sale	$ (22,394)	$ (31,236)
Tax effect	5,677	7,962
Net-of-tax amount	(16,717)	(23,274)
Accumulated other comprehensive loss, net of tax	$ (16,717)	$ (23,274)

Recent Accounting Pronouncements.

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, *Segment Reporting – Improvements to Reportable Segment Disclosures* (Topic 280), which expands segment disclosure requirements for public entities to require disclosure of significant segment expenses and other segment items on an annual and interim basis. It also requires companies to provide in interim periods all disclosures about a reportable segment's profit or loss and assets that are currently required annually. This ASU, as amended, became effective for the Company in the consolidated financial statements for the year ended December 31, 2024 (see Note 18 – Segment) and did not have a material impact on the Company's consolidated financial statements. In addition, this ASU, as amended, was effective for interim periods beginning in 2025 and did not have a material impact on the Company's consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes—Improvements to Income Tax Disclosures* (Topic 740), which requires entities to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. On an annual basis, entities must disclose: (1) the amount of income taxes paid, net of refunds, disaggregated by federal, state, and foreign; and (2) the amount of income taxes paid, net of refunds, disaggregated by individual jurisdictions in which income taxes paid, net of refunds received, for amounts equal to or greater than 5% of total income taxes paid. Further, the amendments also require entities to disclose: (1) income or loss from continued operations before income tax expense (or benefit) disaggregated between domestic and foreign sources; and (2) income or loss from continued operations disaggregated by federal, state, and foreign sources. This ASU, as amended, became effective for the Company in the consolidated financial statements for the year ended December 31, 2025 (see Note 14 – Income Taxes) and did not have a material impact on the Company's consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, *Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures – Disaggregation of Income Statement Expenses* (Subtopic 220-40). ASU 2024-03 requires disaggregated disclosure of income statement expenses for public business entities. ASU 2024-03 requires new financial statement disclosures in tabular form, disaggregating information about prescribed categories underlying any relevant income statement expense caption. The prescribed categories include, among other things, employee compensation, depreciation, and intangible asset amortization. Additionally, entities must disclose the total amount of selling expenses and, in annual reporting periods, an entity's definition of selling expenses. This ASU is effective for the Company, on a prospective basis, for annual reporting periods beginning after December 15, 2026 and interim reporting periods within annual reporting periods beginning after December 15, 2027 and is not expected to have a material impact on the Company's consolidated financial statements.

2. INVESTMENT SECURITIES

The following tables summarize the amortized cost and fair value of securities available-for-sale and held-to-maturity at December 31, 2025 and December 31, 2024, and the corresponding amounts of gross unrealized gains and losses recognized in accumulated other comprehensive loss on securities available-for-sale. The Company did not record an allowance for credit losses on its securities held-to-maturity portfolio as of December 31, 2025 and December 31, 2024.

	December 31, 2025			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in thousands)			
Securities available-for-sale:				
Debt securities:				
Government-sponsored enterprise obligations	$ 18,596	$ -	$ (2,103)	$ 16,493
Corporate bonds	11,000	155	(207)	10,948
Total debt securities	29,596	155	(2,310)	27,441
Mortgage-backed securities:				
Government-sponsored mortgage-backed securities	162,831	806	(19,936)	143,701
U.S. government guaranteed mortgage-backed securities	5,767	-	(1,109)	4,658
Total mortgage-backed securities	168,598	806	(21,045)	148,359
Total securities available-for-sale	198,194	961	(23,355)	175,800
Securities held-to-maturity:				
Debt securities:				
U.S. Treasury securities	5,001	-	(103)	4,898
U.S. government guaranteed obligations	1,005	2	-	1,007
Total debt securities	6,006	2	(103)	5,905
Mortgage-backed securities:				
Government-sponsored mortgage-backed securities	182,794	219	(30,414)	152,599
Total mortgage-backed securities	182,794	219	(30,414)	152,599
Total securities held-to-maturity	188,800	221	(30,517)	158,504
Total	$ 386,994	$ 1,182	$ (53,872)	$ 334,304

	December 31, 2024			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in thousands)			
Securities available-for-sale:				
Debt securities:				
Government-sponsored enterprise obligations	$ 19,424	$ -	$ (2,966)	$ 16,458
Corporate bonds	5,000	-	(390)	4,610
Total debt securities	24,424	-	(3,356)	21,068
Mortgage-backed securities:				
Government-sponsored mortgage-backed securities	161,313	-	(26,535)	134,778
U.S. government guaranteed mortgage-backed securities	6,203	-	(1,345)	4,858
Total mortgage-backed securities	167,516	-	(27,880)	139,636
Total securities available-for-sale	191,940	-	(31,236)	160,704

Securities held-to-maturity:

Debt securities:

U.S. Treasury securities	5,002	-	(275)	4,727
U.S. government guaranteed obligations	1,064	-	(3)	1,061
Total debt securities	6,066	-	(278)	5,788
Mortgage-backed securities:				
Government-sponsored mortgage-backed securities	198,970	13	(39,165)	159,818
Total mortgage-backed securities	198,970	13	(39,165)	159,818
Total securities held-to-maturity	205,036	13	(39,443)	165,606
Total	$ 396,976	$ 13	$ (70,679)	$ 326,310

The following table presents the unrealized gains (losses) recognized on marketable equity securities for the years indicated:

	Years Ended December 31,		
	2025	**2024**	**2023**
	(Dollars in thousands)		
Net gains (losses) recognized during the year on marketable equity securities	$ 35	$ 13	$ (1)
Net gains (losses) recognized during the year on equity securities sold during the year	-	-	-
Unrealized gain (loss) recognized during the year on marketable equity securities still held at year end	$ 35	$ 13	$ (1)

During the second quarter of 2023, $6.3 million in marketable equity securities was redeemed. As the marketable equity securities portfolio was marked to market through income monthly, the fund liquidation resulted in no gain or loss to the income statement. At December 31, 2025 and December 31, 2024, the balance of marketable equity securities was $632,000 and $397,000, respectively.

At December 31, 2025, U.S. Treasury securities with a fair value of $4.9 million, government-sponsored enterprise obligations with a fair value of $8.5 million and mortgage-backed securities with a fair value of $150.5 million were pledged to secure public deposits and for other purposes as required or permitted by law. The securities collateralizing public deposits are subject to fluctuations in fair value. We monitor the fair value of the collateral on a periodic basis, and pledge additional collateral if necessary based on changes in fair value of collateral or the balances of such deposits.

The amortized cost and fair value of securities available-for-sale and held-to-maturity at December 31, 2025, by final maturity, are shown below. Actual maturities may differ from contractual maturities because certain issuers have the right to call or prepay obligations.

	Available-for-Sale		Held-to-Maturity	
	Amortized Cost	**Fair Value**	**Amortized Cost**	**Fair Value**
	(Dollars in thousands)			
Debt securities:				
Due in one year or less	$ -	$ -	$ 5,001	$ 4,898
Due after one year through five years	9,947	8,852	-	-
Due after five years through ten years	17,981	16,927	-	-
Due after ten years	1,668	1,662	1,005	1,007
Total debt securities	$ 29,596	$ 27,441	$ 6,006	$ 5,905

| | Available-for-Sale | | Held-to-Maturity | |
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in thousands)			
Mortgage-backed securities:				
Due after one year through five years	$ 2,720	$ 2,697	$ -	$ -
Due after five years through ten years	3,687	3,563	1,797	1,744
Due after ten years	162,191	142,099	180,997	150,855
Total mortgage-backed securities	168,598	148,359	182,794	152,599
Total securities	$ 198,194	$ 175,800	$ 188,800	$ 158,504

There were no gross realized gains or losses on sales of securities available-for-sale for the years ended December 31, 2025, 2024 and 2023.

Accrued interest receivable on securities available-for-sale guaranteed by government agencies totaled $513,000 at December 31, 2025 and $472,000 at December 31, 2024, and is excluded from the estimate of credit losses. Accrued interest receivable on debt securities available-for-sale not guaranteed by government agencies totaled $244,000 at December 31, 2025 and $123,000 at December 31, 2024, and is excluded from the estimate of credit losses. There were no allowances for credit losses established on debt securities available-for-sale during the years ended December 31, 2025 and December 31, 2024.

At December 31, 2025 and 2024, there was one available-for-sale corporate bond that was rated below investment grade by one or more ratings agencies. The Company reviewed the financial strength of the corporate bond rated below investment grade at December 31, 2025 and has concluded that the amortized cost remains supported by the expected future cash flows of the securities.

Accrued interest receivable on securities held-to-maturity totaled $393,000 at December 31, 2025 and $430,000 at December 31, 2024, and is excluded from the estimate of credit losses. There were no allowances for credit losses established on securities held-to-maturity securities during the years ended December 31, 2025 and December 31, 2024.

The following tables summarize the gross unrealized losses and fair value of the Company's securities available-for-sale and held-to-maturity, segregated by the duration of their continuous unrealized loss positions at December 31, 2025 and 2024:

| | December 31, 2025 | | | | | | | | |
| | Less Than Twelve Months | | | | | Over Twelve Months | | | |
	Number of Securities	Fair Value	Gross Unrealized Loss	Depreciation from Amortized Cost Basis (%)		Number of Securities	Fair Value	Gross Unrealized Loss	Depreciation from Amortized Cost Basis (%)
	(Dollars in thousands)								
Securities available-for-sale:									
Government-sponsored mortgage-backed securities	1	$ 1,819	$ 7	0.4	%	73	$ 100,750	$ 19,929	16.5 %
U.S. government guaranteed mortgage-backed securities	-	-	-	-		9	4,658	1,109	19.2
Government-sponsored enterprise obligations	1	1,662	6	0.4		5	14,831	2,097	12.4
Corporate bonds	-	-	-	-		2	4,793	207	4.1
Total securities available-for-sale	2	3,481	13			89	125,032	23,342	
Securities held-to-maturity:									
U.S. Treasury securities	-	-	-	-	%	1	4,898	103	2.1 %
Government-sponsored mortgage-backed securities	-	-	-	-		36	141,556	30,414	17.7
Total securities held-to-maturity	-	-	-			37	146,454	30,517	
Total securities	2	$ 3,481	$ 13			126	$ 271,486	$ 53,859	

	December 31, 2024								
	Less Than Twelve Months					Over Twelve Months			
	Number of Securities	Fair Value	Gross Unrealized Loss	Depreciation from Amortized Cost Basis (%)		Number of Securities	Fair Value	Gross Unrealized Loss	Depreciation from Amortized Cost Basis (%)
	(Dollars in thousands)								
Securities available-for-sale:									
Government-sponsored mortgage-backed securities	9	$ 33,145	$ 584	1.7	%	70	$ 99,529	$ 25,951	20.7 %
U.S. government guaranteed mortgage-backed securities	-	-	-	-		9	4,858	1,345	21.7
Government-sponsored enterprise obligations	3	4,452	19	0.4		3	11,988	2,947	19.7
Corporate bonds	-	-	-	-		2	4,610	390	7.8
Total securities available-for-sale	12	37,597	603			84	120,985	30,633	
Securities held-to-maturity:									
U.S. Treasury securities	-	-	-	-	%	1	4,727	275	5.5 %
U.S. government guaranteed obligations	1	1,061	3	0.3		-	-	-	-
Government-sponsored mortgage-backed securities	4	9,187	127	1.4		37	148,992	39,038	20.8
Total securities held-to-maturity	5	10,248	130			38	153,719	39,313	
Total securities	17	$ 47,845	$ 733			122	$ 274,704	$ 69,946	

The Company expects to recover its amortized cost basis on all securities in its available-for-sale and held-to-maturity portfolios. Furthermore, the Company does not intend to sell, nor does it anticipate that it will be required to sell any of its securities in an unrealized loss position as of December 31, 2025, prior to this anticipated recovery. The decline in fair value on its available-for-sale and held-to-maturity portfolios is largely due to changes in interest rates and other market conditions and not due to credit quality issues. The issuers continue to make timely principal and interest payments on the securities and the fair value is expected to recover as the securities approach maturity. The Company's ability and intent to hold these securities until recovery is supported by the Company's stable capital and liquidity positions as well as its historically low portfolio turnover. The following description provides the number of investment positions in an unrealized loss position:

At December 31, 2025, the Company reported gross unrealized losses on the securities available-for-sale portfolio of $23.4 million, or 11.8% of the amortized cost basis of the securities available-for-sale, compared to gross unrealized losses of $31.2 million, or 16.2% of the amortized cost basis of the securities available-for-sale at December 31, 2024. At December 31, 2025, there were 91 securities available-for-sale in which the fair value was less than the amortized cost, compared to 96 securities available-for-sale at December 31, 2024.

At December 31, 2025, the Company reported gross unrealized losses on the securities held-to-maturity portfolio of $30.5 million, or 16.2%, of the amortized cost basis of the securities held-to-maturity portfolio, compared to gross unrealized losses of $39.4 million, or 19.2% of the amortized cost basis of the securities held-to-maturity at December 31, 2024. At December 31, 2025, there 37 securities held-to-maturity in which the fair value was less than the amortized cost, compared to 43 securities held-to-maturity at December 31, 2024.

3. LOANS AND ALLOWANCE FOR CREDIT LOSSES

The following table presents the summary of the loan portfolio by the major classification of the loan at the periods indicated:

	December 31, 2025		December 31, 2024	
	(Dollars in thousands)			
Commercial real estate:				
Non-owner occupied	$	900,513	$	880,828
Owner occupied		198,550		194,904
Total commercial real estate		1,099,063		1,075,732
Residential real estate:				
Residential one-to-four family		719,070		653,802
Home equity		137,801		121,857
Total residential real estate		856,871		775,659
Commercial and industrial		221,790		211,656
Consumer		2,929		4,391
Total gross loans		2,180,653		2,067,438
Plus: Unearned premiums and deferred loan fees and costs, net		2,939		2,751
Less: Allowance for credit losses		(20,297)		(19,529)
Net loans	$	2,163,295	$	2,050,660

Lending activities primarily consist of commercial real estate loans, commercial and industrial loans, residential real estate loans, and to a lesser degree, consumer loans.

Loans Pledged as Collateral.

At December 31, 2025 and December 31, 2024, the carrying value of eligible loans pledged as collateral to support borrowing capacity at the FHLB were $932.3 million and $906.0 million, respectively. The outstanding balance of FHLB advances was $83.0 million and $98.0 million at December 31, 2025 and December 31, 2024, respectively.

At December 31, 2025 and December 31, 2024, the carrying value of eligible loans pledged as collateral to support borrowing capacity at the Federal Reserve Bank ("FRB") was $307.3 million and $377.0 million, respectively, with no outstanding borrowings at December 31, 2025 and at December 31, 2024.

Loans Serviced for Others.

The Company has transferred a portion of its originated commercial loans to participating lenders. The amounts transferred have been accounted for as sales and are therefore not included in our accompanying consolidated balance sheets. We continue to service the loans on behalf of the participating lenders. We share with participating lenders, on a pro-rata basis, any gains or losses that may result from a borrower's lack of compliance with contractual terms of the loan. At December 31, 2025 and December 31, 2024, the Company was servicing commercial loans participated out to various other institutions totaling $66.9 million and $65.3 million, respectively.

Residential real estate mortgages are originated by the Company both for its portfolio and for sale into the secondary market. The Company may sell its loans to institutional investors such as the FHLMC. Under loan sale and servicing agreements with the investor, the Company generally continues to service the residential real estate mortgages. The Company pays the investor an agreed upon rate on the loan, which is less than the interest rate received from the borrower. The Company retains the difference as a fee for servicing the residential real estate mortgages. The Company capitalizes mortgage servicing rights at their fair value upon sale of the related loans, amortizes the asset over the estimated life of the serviced loan, and periodically assesses the asset for impairment. The significant assumptions used by a third party to estimate the fair value of capitalized servicing rights at December 31, 2025, include weighted average prepayment speed for the portfolio using the Public Securities Association Standard Prepayment Model (188 PSA), average internal rate of return (10.01%), weighted average servicing fee (0.25%), and average cost to service loans ($83.18 per loan). The estimated fair value of capitalized servicing rights may vary significantly in subsequent periods primarily due to changing market interest rates, and their effect on prepayment speeds and discount rates.

At December 31, 2025 and December 31, 2024, the Company was servicing residential mortgage loans owned by investors totaling $77.1 million and $84.8 million, respectively. Servicing fee income of $204,000 and $189,000 was recorded for the years ended December 31, 2025 and December 31, 2024, respectively, and is included in service charges and fees on the consolidated statements of net income.

A summary of the activity in the balances of mortgage servicing rights follows:

	Years Ended December 31,			
	2025		2024	
	(Dollars in thousands)			
Balance at the beginning of year:	$	436	$	422
Capitalized mortgage servicing rights		-		114
Amortization		(118)		(100)
Balance at the end of year	$	318	$	436
Fair value at the end of year	$	673	$	826

Allowance for Credit Losses.

The allowance for credit losses is an estimate of expected losses inherent within the Company's existing loans held for investment portfolio. The allowance for credit losses for loans held for investment, as reported in our consolidated balance sheet, is adjusted by a credit loss expense, which is reported in earnings, and reduced by the charge-off of loan amounts, net of recoveries. Accrued interest receivable on loans held for investment was $7.6 million at December 31, 2025 and $7.4 million at December 31, 2024 and is excluded from the estimate of credit losses.

An analysis of changes in the allowance for credit losses for loans and off-balance sheet commitments by segment for the years ended December 31, 2025 and 2024 is as follows:

	Commercial Real Estate	Residential Real Estate	Commercial and Industrial	Consumer	Unallocated	Total
			(Dollars in thousands)			
Allowance for credit losses for loans						
Balance at December 31, 2024	$ 13,677	$ 3,156	$ 2,477	$ 219	$ -	$ 19,529
Provision for (reversal of) credit losses	20	1,068	(833)	41	-	296
Charge-offs	(4)	(55)	(9)	(228)	-	(296)
Recoveries	25	17	610	116	-	768
Balance at December 31, 2025	$ 13,718	$ 4,186	$ 2,245	$ 148	$ -	$ 20,297
Balance at December 31, 2023	$ 15,141	$ 2,548	$ 2,537	$ 41	$ -	$ 20,267
Provision for (reversal of) credit losses	(1,670)	761	(212)	296	-	(825)
Charge-offs	(46)	(185)	(65)	(228)	-	(524)
Recoveries	252	32	217	110	-	611
Balance at December 31, 2024	$ 13,677	$ 3,156	$ 2,477	$ 219	$ -	$ 19,529
Balance at December 31, 2022	$ 12,199	$ 4,312	$ 3,160	$ 245	$ 15	$ 19,931
Cumulative effect change in accounting principle	3,989	(2,518)	(75)	(199)	(15)	1,182
Adjusted beginning balance	16,188	1,794	3,085	46	-	21,113
Provision for (reversal of) credit losses	(292)	728	665	92	-	1,193
Charge-offs	(764)	-	(1,561)	(185)	-	(2,510)
Recoveries	9	26	348	88	-	471
Balance at December 31, 2023	$ 15,141	$ 2,548	$ 2,537	$ 41	$ -	$ 20,267

	Commercial Real Estate	Residential Real Estate	Commercial and Industrial	Consumer	Unallocated	Total
			(Dollars in thousands)			
Allowance for credit losses for off-balance sheet exposures						
Balance at December 31, 2024	$ 456	$ 256	$ 45	$ -	$ -	$ 757
Provision for (reversal of) credit losses	5	39	(5)	-	-	39
Balance at December 31, 2025	$ 461	$ 295	$ 40	$ -	$ -	$ 796
Balance at December 31, 2023	$ 375	$ 163	$ 59	$ -	$ -	$ 597
Provision for (reversal of) credit losses	81	93	(14)	-	-	160
Balance at December 31, 2024	$ 456	$ 256	$ 45	$ -	$ -	$ 757
Balance at December 31, 2022	$ -	$ -	$ -	$ -	$ -	$ -
Cumulative effect of change in accounting principle	611	267	40	-	-	918
Provision for (reversal of) credit losses	(236)	(104)	19	-	-	(321)
Balance at December 31, 2023	$ 375	$ 163	$ 59	$ -	$ -	$ 597

During the year ended December 31, 2025, the Company recorded a provision for credit losses of $335,000, compared to a reversal of credit losses of $665,000 during the twelve months ended December 31, 2024. The $1.0 million increase in the provision for credit losses was primarily due to an increase in total loans of $113.2 million, or 5.5%.

The provision for (reversal of) credit losses was determined by a number of factors: the continued strong credit performance of the Company's loan portfolio, changes in the loan portfolio mix and Management's consideration of existing economic conditions and the economic outlook from the Federal Reserve Bank's actions to control inflation. Management continues to monitor macroeconomic variables related to increasing interest rates, inflation and the concerns of an economic downturn, and believes it is appropriately reserved for the current economic environment and supportable forecast period.

Past Due and Nonaccrual Loans.

The following tables present an age analysis of past due loans as of the dates indicated:

	30 – 59 Days Past Due	60 – 89 Days Past Due	90 Days or More Past Due	Total Past Due Loans	Total Current Loans	Total Loans	Nonaccrual Loans
				(Dollars in thousands)			
December 31, 2025							
Commercial real estate:							
Non-owner occupied	$ -	$ -	$ -	$ -	$ 900,513	$ 900,513	$ 135
Owner occupied	304	-	-	304	198,246	198,550	289
Total	304	-	-	304	1,098,759	1,099,063	424
Residential real estate:							
Residential one-to-four family	1,127	503	546	2,176	716,894	719,070	3,779
Home equity	113	-	500	613	137,188	137,801	511
Total	1,240	503	1,046	2,789	854,082	856,871	4,290
Commercial and industrial	48	-	1	49	221,741	221,790	448
Consumer	3	-	-	3	2,926	2,929	-
Total loans	$ 1,595	$ 503	$ 1,047	$ 3,145	$ 2,177,508	$ 2,180,653	$ 5,162

	30 – 59 Days Past Due	60 – 89 Days Past Due	90 Days or More Past Due	Total Past Due Loans	Total Current Loans	Total Loans	Nonaccrual Loans
				(Dollars in thousands)			
December 31, 2024							
Commercial real estate:							
Non-owner occupied	$ 285	$ -	$ -	$ 285	$ 880,543	$ 880,828	$ -
Owner occupied	-	-	-	-	194,904	194,904	330
Total	285	-	-	285	1,075,447	1,075,732	330
Residential real estate:							
Residential one-to-four family	1,747	569	983	3,299	650,503	653,802	3,965
Home equity	810	213	317	1,340	120,517	121,857	408
Total	2,557	782	1,300	4,639	771,020	775,659	4,373
Commercial and industrial	60	-	1	61	211,595	211,656	673
Consumer	10	-	-	10	4,381	4,391	5
Total loans	$ 2,912	$ 782	$ 1,301	$ 4,995	$ 2,062,443	$ 2,067,438	$ 5,381

At December 31, 2025 and December 31, 2024, total past due loans totaled $3.1 million, or 0.14% of total loans, and $5.0 million, or 0.24% of total loans, respectively.

Nonaccrual Loans.

Accrual of interest on loans is generally discontinued when contractual payment of principal or interest becomes past due 90 days or, if in management's judgment, reasonable doubt exists as to the full timely collection of interest. Exceptions may be made if the loan has matured and is in the process of renewal or is well-secured and in the process of collection. When a loan is placed on nonaccrual status, interest accruals cease and uncollected accrued interest is reversed and charged against current interest income. Interest payments on nonaccrual loans are generally applied to principal. If collection of the principal is reasonably assured, interest payments are recognized as income on the cash basis. Loans are generally returned to accrual status when principal and interest payments are current, full collectability of principal and interest is reasonably assured and a consistent record of at least six consecutive months of performance has been achieved.

The following table is a summary of the Company's nonaccrual loans by major categories at December 31, 2025 and December 31, 2024:

	As of December 31, 2025			For the Year Ended December 31, 2025
	Nonaccrual Loans with Allowance for Credit Loss	Nonaccrual Loans Without Allowance for Credit Loss	Total Nonaccrual Loans	Accrued Interest Receivable Reversed from Income
	(Dollars in thousands)			
Commercial real estate:				
Non-owner occupied	$ -	$ 135	$ 135	$ 8
Owner occupied	-	289	289	18
Total	-	424	424	26
Residential real estate:				
Residential one-to-four family	-	3,779	3,779	161
Home equity	-	511	511	41
Total		4,290	4,290	202
Commercial and industrial	-	448	448	56
Consumer	-	-	-	-
Total loans	$ -	$ 5,162	$ 5,162	$ 284

	As of December 31, 2024			For the Year Ended December 31, 2024
	Nonaccrual Loans with Allowance for Credit Loss	Nonaccrual Loans Without Allowance for Credit Loss	Total Nonaccrual Loans	Accrued Interest Receivable Reversed from Income
	(Dollars in thousands)			
Commercial real estate:				
Non-owner occupied	$ -	$ -	$ -	$ -
Owner occupied	-	330	330	-
Total	-	330	330	-
Residential real estate:				
Residential one-to-four family	-	3,965	3,965	192
Home equity	-	408	408	30
Total		4,373	4,373	222
Commercial and industrial	-	673	673	151
Consumer	-	5	5	-

Total loans	$	-	$	5,381	$	5,381	$	373

At December 31, 2025 and December 31, 2024, nonaccrual loans totaled $5.2 million, or 0.24% of total loans and $5.4 million, or 0.26% of total loans, respectively. The Company did not recognize any interest income on nonaccrual loans for the years ended December 31, 2025 and December 31, 2024. At December 31, 2025 and December 31, 2024, there were no commitments to lend additional funds to any borrower on nonaccrual status. At December 31, 2025 and December 31, 2024, there were no loans 90 or more days past due and still accruing interest. There was no other real estate owned at December 31, 2025 or December 31, 2024.

Individually Evaluated Collateral Dependent Loans.

Loans that do not share similar risk characteristics with loans that are pooled into portfolio segments are individually evaluated. A loan is considered collateral dependent when, based on current information and events, the borrower is experiencing financial difficulty and repayment, both principal and interest, is expected to be provided substantially through the operation or sale of the collateral. Loans that are rated Substandard, have a loan-to-value above 85% or have demonstrated a specific weakness (e.g., slow payment history, industry weakness, or other clear credit deterioration) may be considered for individual evaluation if they are determined not to share similar risk characteristics within the segment. Individually evaluated assets will be measured primarily using the collateral dependent financial asset practical expedient, although the discounted cash flow method may be used when management deems it more appropriate or collateral values cannot be supported. For individually evaluated assets, an ACL is determined separately for each financial asset. At December 31, 2025, the Company had $1.0 million in individually evaluated commercial loans, collateralized by business assets, and $4.9 million in individually evaluated real estate loans, collateralized by real estate property.

The following table summarizes the Company's individually evaluated collateral dependent loans by class as of the dates indicated:

	As of December 31, 2025	
	Recorded Investment	Related Allowance
	(Dollars in thousands)	
With no related allowance recorded:		
Commercial real estate:		
Non-owner occupied	$ 307	$ -
Owner occupied	331	-
Total	638	-
Residential real estate:		
Residential one-to-four family	3,778	-
Home equity	511	-
Total	4,289	
Commercial and industrial	497	-
Consumer	-	-
Loans with no related allowance recorded	$ 5,424	$ -
With an allowance recorded:		
Commercial real estate:		
Non-owner occupied	$ -	$ -
Owner occupied	-	-
Total	-	-
Residential real estate:		
Residential one-to-four family	-	-
Home equity	-	-
Total	-	-
Commercial and industrial	464	122

	Consumer					

Consumer		-	-
Loans with an allowance recorded	$	464	$	122
Total individually evaluated loans	$	5,888	$	122

	As of December 31, 2024	
	Recorded Investment	**Related Allowance**
	(Dollars in thousands)	
With no related allowance recorded:		
Commercial real estate:		
Non-owner occupied	$ 6,956	$ -
Owner occupied	1,285	-
Total	8,241	-
Residential real estate:		
Residential one-to-four family	4,333	-
Home equity	408	-
Total	4,741	
Commercial and industrial	776	-
Consumer	-	-
Loans with no related allowance recorded	$ 13,758	$ -
With an allowance recorded:		
Commercial real estate:		
Non-owner occupied	$ -	$ -
Owner occupied	-	-
Total	-	-
Residential real estate:		
Residential one-to-four family	-	-
Home equity	-	-
Total	-	-
Commercial and industrial	494	156
Consumer	-	-
Loans with an allowance recorded	$ 494	$ 156
Total individually evaluated loans	$ 14,252	$ 156

Modified Loans to Borrowers Experiencing Financial Difficulty.

The Company will modify the contractual terms of loans to a borrower experiencing financial difficulties as a way to mitigate loss and comply with regulations regarding bankruptcy and discharge situations. Loans are designated as modified when, as part of an agreement to modify the original contractual terms of the loan as a result of financial difficulties of the borrower, the Company grants the borrower a concession on the terms that would not otherwise be considered. Typically, such concessions may consist of a reduction in interest rate to a below market rate, taking into account the credit quality of the note, extension of additional credit based on receipt of adequate collateral, or a deferment or reduction of payments (principal or interest) which materially alters the Company's position or significantly extends the note's maturity date, such that the present value of cash flows to be received is materially less than those contractually established at the loan's origination.

There were no loan modifications granted based on borrower financial difficulty during the years ended December 31, 2025 and December 31, 2024. During the years ended December 31, 2025 and December 31, 2024, no modified loans defaulted (defined as 30 days or more past due) within 12 months of restructuring. There were no charge-offs on modified loans during the years ended December 31, 2025 or 2024.

Credit Quality Information.

The Company monitors the credit quality of its loan portfolio by using internal risk ratings that are based on regulatory guidance. The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company utilizes an eight-grade internal loan rating system for commercial real estate and commercial and industrial loans.

The grades assigned and definitions are as follows: loans graded excellent, above average, good are classified as "Pass" for grading purposes (risk ratings 1-4). All loans risk rated Special Mention (5), Substandard (6), Doubtful (7) and Loss (8) are listed on the Company's criticized report and are reviewed not less than on a quarterly basis to assess the level of risk and to ensure that appropriate actions are being taken to minimize potential loss exposure. In addition, the Company closely monitors classified loans, defined as Substandard, Doubtful, and Loss for signs of deterioration to mitigate the growth in nonaccrual loans, including performing additional due diligence, updating valuations and requiring additional financial reporting from the borrower. Loans identified as containing a loss are partially charged-off or fully charged-off. Performing residential real estate, home equity and consumer loans are grouped with "Pass" rated loans. Nonaccrual residential real estate, home equity and consumer loans are risk rated as "Substandard" and individually evaluated.

Loans rated 1 – 4: Loans rated 1-4 are classified as "Pass" and have quality metrics to support that the loan will be repaid according to the terms established and are not subject to adverse criticism as defined in regulatory guidance. Pass loans exhibit characteristics that represent acceptable risk and are not considered problem loans.

Loans rated 5: Loans rated 5 are classified as "Special Mention" and have potential weaknesses that deserve management's close attention. Special mention loans are currently performing but with potential weaknesses including adverse trends in borrower's operations, credit quality, financial strength, or possible collateral deficiency. Loans in this category are currently protected based on collateral and repayment capacity and do not constitute undesirable credit risk, but have potential weakness that may result in deterioration of the repayment process at some future date. Special Mention loans do not sufficiently expose the Company to warrant adverse classification.

Loans rated 6: Loans rated 6 are classified as "Substandard" and have an identified definitive weakness which may make full collection of contractual cash flows questionable and/or jeopardize the liquidation of the debt.

Loans rated 7: Loans rated 7 are classified as "Doubtful" and have all the weaknesses inherent in those classified Substandard with the added characteristic that the weaknesses make collection or liquidation of the loan highly questionable and improbable. The possibility of some loss is extremely high, but because of specific pending factors that may work to the advantage and strengthening of the asset, its classification as an estimated loss is deferred until its more exact status may be determined.

Loans rated 8: Loans rated 8 are classified a "Loss" and are considered uncollectible and are charged to the allowance for credit losses. The loss classification does not mean that the asset has absolutely no recovery or salvage value, but rather that it is not practical or desirable to defer writing off the asset because recovery and collection time may be affected in the future.

On an annual basis, or more often if needed, the Company formally reviews the ratings on all commercial real estate loans over $3 million and commercial and industrial loans over $1 million. On an ongoing basis, Management utilizes delinquency reports, interim customer financials, the criticized loan report and other loan reports to monitor credit quality and adjust risk ratings accordingly. In addition, at least on an annual basis, the Company contracts with an independent third-party to review the internal credit ratings assigned to loans in the commercial loan portfolio on a pre-determined schedule, based on the type, size, rating, and overall risk of the loan. During the course of its review, the third party examines a sample of loans, including new loans, existing relationships over certain dollar amounts and classified assets.

The following tables summarize the amortized cost basis by aggregate Pass and criticized categories of Special Mention and Substandard within the Company's internal risk rating system by year of origination as of December 31, 2025 and December 31, 2024. The tables also summarize gross charge-offs by year of origination for the years ended December 31, 2025 and December 31, 2024.

	As of and Year Ended December 31, 2025								
	Term Loan Origination by Year						Revolving Loans		
	2025	2024	2023	2022	2021	Prior	Revolving Loans	Revolving Loans Converted to Term Loans	Total
	(Dollars in thousands)								
<u>Commercial Real Estate:</u>									
Pass (Rated 1- 4)	$ 83,434	$ 48,533	$ 50,248	$ 190,369	$ 224,149	$ 404,143	$ 75,646	$ 1,620	$ 1,078,142
Special Mention (Rated 5)	-	-	-	-	-	11,397	-	-	11,397
Substandard (Rated 6)	-	-	-	-	-	9,524	-	-	9,524
Total commercial real estate loans	$ 83,434	$ 48,533	$ 50,248	$ 190,369	$ 224,149	$ 425,064	$ 75,646	$ 1,620	$ 1,099,063
Current period gross charge-offs	$ -	$ -	$ -	$ -	$ -	$ 4	$ -	$ -	$ 4
Payment Performance:									
Performing	$ 83,434	$ 48,533	$ 50,248	$ 190,369	$ 224,149	$ 424,640	$ 75,646	$ 1,620	$ 1,098,639
Nonaccrual	-	-	-	-	-	424	-	-	424
<u>Residential One-to-Four Family:</u>									
Pass	$ 103,977	$ 87,661	$ 55,385	$ 83,428	$ 81,480	$ 294,238	$ 8,608	$ -	$ 714,777
Substandard	-	-	348	-	660	3,285	-	-	4,293
Total residential one-to-four family	$ 103,977	$ 87,661	$ 55,733	$ 83,428	$ 82,140	$ 297,523	$ 8,608	$ -	$ 719,070
Current period gross charge-offs	$ -	$ -	$ -	$ -	$ -	$ 20	$ -	$ -	$ 20
Payment Performance:									
Performing	$ 103,977	$ 87,661	$ 55,385	$ 83,428	$ 81,480	$ 294,752	$ 8,608	$ -	$ 715,291
Nonaccrual	-	-	348	-	660	2,771	-	-	3,779
<u>Home Equity:</u>									
Pass	$ 7,816	$ 7,316	$ 6,491	$ 6,910	$ 4,571	$ 13,210	$ 87,770	$ 3,206	$ 137,290
Substandard	-	11	79	-	-	-	333	88	511
Total home equity loans	$ 7,816	$ 7,327	$ 6,570	$ 6,910	$ 4,571	$ 13,210	$ 88,103	$ 3,294	$ 137,801
Current period gross charge-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ 24	$ 11	$ 35
Payment Performance:									
Performing	$ 7,816	$ 7,316	$ 6,491	$ 6,910	$ 4,571	$ 13,210	$ 87,770	$ 3,206	$ 137,290
Nonaccrual	-	11	79	-	-	-	333	88	511

	As of and Year Ended December 31, 2025								
	Term Loans Originated by Year						Revolving Loans		
	2025	2024	2023	2022	2021	Prior	Revolving Loans	Revolving Loans Converted to Term Loans	Total
	(Dollars in thousands)								
Commercial and Industrial:									
Pass (Rated 1- 4)	$ 17,603	$ 33,394	$ 11,776	$ 23,117	$ 22,220	$ 25,673	$ 74,015	$ 58	$ 207,856
Special Mention (Rated 5)	-	-	19	-	72	-	5,648	-	5,739
Substandard (Rated 6)	-	-	5,259	526	-	975	1,435	-	8,195
Total commercial and industrial loans	$ 17,603	$ 33,394	$ 17,054	$ 23,643	$ 22,292	$ 26,648	$ 81,098	$ 58	$ 221,790
Current period gross charge-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 9	$ 9
Payment Performance:									
Performing	$ 17,603	$ 33,394	$ 17,054	$ 23,643	$ 22,292	$ 26,299	$ 80,999	$ 58	$ 221,342
Nonaccrual	-	-	-	-	-	349	99	-	448
Consumer:									
Pass	$ 405	$ 514	$ 698	$ 313	$ 63	$ 85	$ 851	$ -	$ 2,929
Substandard	-	-	-	-	-	-	-	-	-
Total consumer loans	$ 405	$ 514	$ 698	$ 313	$ 63	$ 85	$ 851	$ -	$ 2,929
Current period gross charge-offs	$ 152	$ -	$ -	$ -	$ -	$ 6	$ -	$ 70	$ 228
Payment Performance:									
Performing	$ 405	$ 514	$ 698	$ 313	$ 63	$ 85	$ 851	$ -	$ 2,929
Nonaccrual	-	-	-	-	-	-	-	-	-

	As of and Year Ended December 31, 2024								
	Term Loan Origination by Year						Revolving Loans		
	2024	2023	2022	2021	2020	Prior	Revolving Loans	Revolving Loans Converted to Term Loans	Total
	(Dollars in thousands)								
Commercial Real Estate:									
Pass (Rated 1- 4)	$ 51,726	$ 46,105	$ 175,159	$ 237,531	$ 108,165	$ 348,564	$ 84,083	$ 3,391	$ 1,054,724
Special Mention (Rated 5)	-	-	-	-	-	10,104	134	-	10,238
Substandard (Rated 6)	-	-	-	-	8,166	2,604	-	-	10,770
Total commercial real estate loans	$ 51,726	$ 46,105	$ 175,159	$ 237,531	$ 116,331	$ 361,272	$ 84,217	$ 3,391	$ 1,075,732
Current period gross charge-offs	$ -	$ -	$ -	$ -	$ -	$ 46	$ -	$ -	$ 46
Payment Performance:									
Performing	$ 51,726	$ 46,105	$ 175,159	$ 237,531	$ 116,331	$ 360,942	$ 84,217	$ 3,391	$ 1,075,402
Nonaccrual	-	-	-	-	-	330	-	-	330
Residential One-to-Four Family:									
Pass	$ 79,180	$ 60,825	$ 87,635	$ 88,761	$ 119,302	$ 205,620	$ 7,821	$ -	$ 649,144
Substandard	-	-	425	355	380	3,498	-	-	4,658
Total residential one-to-four family	$ 79,180	$ 60,825	$ 88,060	$ 89,116	$ 119,682	$ 209,118	$ 7,821	$ -	$ 653,802
Current period gross charge-offs	$ -	$ -	$ -	$ -	$ -	$ 59	$ -	$ -	$ 59
Payment Performance:									
Performing	$ 79,180	$ 60,825	$ 87,635	$ 88,761	$119,302	$ 206,313	$ 7,821	$ -	$ 649,837
Nonaccrual	-	-	425	355	380	2,805	-	-	3,965
Home Equity:									
Pass	$ 9,509	$ 8,699	$ 9,196	$ 5,801	$ 6,264	$ 9,998	$ 68,920	$ 3,062	$ 121,449
Substandard	13	-	70	-	-	-	317	8	408
Total home equity loans	$ 9,522	$ 8,699	$ 9,266	$ 5,801	$ 6,264	$ 9,998	$ 69,237	$ 3,070	$ 121,857
Current period gross charge-offs	$ -	$ -	$ 20	$ -	$ -	$ 7	$ -	$ 99	$ 126
Payment Performance:									
Performing	$ 9,509	$ 8,699	$ 9,196	$ 5,801	$ 6,264	$ 9,998	$ 68,920	$ 3,062	$ 121,449
Nonaccrual	13	-	70	-	-	-	317	8	408

	As of and Year Ended December 31, 2024								
	Term Loans Originated by Year						Revolving Loans		
	2024	2023	2022	2021	2020	Prior	Revolving Loans	Revolving Loans Converted to Term Loans	Total
	(Dollars in thousands)								
Commercial and Industrial:									
Pass (Rated 1- 4)	$ 29,346	$ 19,096	$ 27,609	$ 27,371	$ 14,859	$ 22,117	$ 58,852	$ 64	$ 199,314
Special Mention (Rated 5)	-	25	590	125	-	328	99	-	1,167
Substandard (Rated 6)	-	5,872	-	-	376	1,547	3,380	-	11,175
Total commercial and industrial loans	$ 29,346	$ 24,993	$ 28,199	$ 27,496	$ 15,235	$ 23,992	$ 62,331	$ 64	$ 211,656
Current period gross charge-offs	$ -	$ -	$ -	$ -	$ -	$ 56	$ -	$ 9	$ 65
Payment Performance:									
Performing	$ 29,346	$ 24,993	$ 28,199	$ 27,496	$ 15,235	$ 23,468	$ 62,182	$ 64	$ 210,983
Nonaccrual	-	-	-	-	-	524	149	-	673
Consumer:									
Pass	$ 839	$ 1,421	$ 842	$ 271	$ 45	$ 145	$ 823	$ -	$ 4,386
Substandard	-	-	-	-	-	5	-	-	5
Total consumer loans	$ 839	$ 1,421	$ 842	$ 271	$ 45	$ 150	$ 823	$ -	$ 4,391
Current period gross charge-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 228	$ 228
Payment Performance:									
Performing	$ 839	$ 1,421	$ 842	$ 271	$ 45	$ 145	$ 823	$ -	$ 4,386
Nonaccrual	-	-	-	-	-	5	-	-	5

The following table summarizes information about total loans rated Special Mention, Substandard, Doubtful or Loss for the periods noted.

	December 31, 2025		December 31, 2024	
	(Dollar in thousands)			
Criticized loans:				
Special Mention	$	17,136	$	11,405
Substandard		22,523		27,016
Total criticized loans	$	39,659	$	38,421
Total criticized loans as a percentage of total loans		1.8%		1.9%

At December 31, 2025 and December 31, 2024, the Company did not have any loans rated Doubtful or Loss.

4.   PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	December 31,			
	2025		2024	
	(Dollars in thousands)			
Land	$	6,239	$	6,239
Buildings		29,069		28,451
Leasehold improvements		3,472		3,472
Furniture and equipment		24,619		24,164
Total		63,399		62,326
Less: accumulated depreciation and amortization		(40,054)		(37,905)
Premises and equipment, net	$	23,345	$	24,421

Depreciation and amortization expense for the years ended December 31, 2025, 2024 and 2023 amounted to $2.1 million, $2.2 million and $2.2 million, respectively.

5.   GOODWILL AND OTHER INTANGIBLES

Goodwill

At December 31, 2025 and December 31, 2024, the carrying value of the Company's goodwill was $12.5 million. Goodwill is measured as the excess of the cost of a business combination over the sum of the amounts assigned to identifiable assets acquired less liabilities assumed. Goodwill is not amortized but rather assessed for impairment annually or more frequently if circumstances warrant. Management has the option of first assessing qualitative factors, such as events and circumstances, to determine whether it is more likely than not, meaning a likelihood of more than 50%, the value of a reporting unit is less than its carrying amount. If, after considering all relevant events and circumstances, management determines it is not more likely than not the fair value of a reporting unit is less than its carrying amount, then performing an impairment test is unnecessary. At December 31, 2025 and December 31, 2024, the Company's goodwill was related to the acquisition of Chicopee Bancorp, Inc. in October 2016. For the year ended December 31, 2025, management determined that it was not more likely than not the fair value of the reporting unit was less than its carrying amount. If management had determined otherwise, a fair value analysis would have been completed to determine the impairment and necessary write-down of goodwill.

Core Deposit Intangibles

In connection with the acquisition of Chicopee Bancorp, Inc., the Company recorded a core deposit intangible of $4.5 million, which is being amortized over twelve years using the straight-line method. Amortization expense was

$375,000 for each of the years ended December 31, 2025, 2024 and 2023, respectively. At December 31, 2025, future amortization of the core deposit intangible totaled $375,000 for each of the next two years and $313,000 thereafter.

6. DEPOSITS

Deposit accounts, by type, are summarized as follows for the periods indicated:

| | At December 31, | | | |
	2025	% of Total Deposits	2024	% of Total Deposits
	(Dollars in thousands)			
Demand and interest-bearing checking:				
Interest-bearing checking accounts	$ 174,227	7.4%	$ 150,348	6.7%
Demand deposit accounts	594,516	25.2%	565,620	25.0%
Savings:				
Regular savings accounts	186,597	7.9%	181,618	8.0%
Money market accounts	715,620	30.3%	661,478	29.2%
Total core deposits	1,670,960	70.8%	1,559,064	68.9%
Time deposits	689,948	29.2%	703,583	31.1%
Total deposits	$ 2,360,908	100.0%	$ 2,262,647	100.0%

There were $1.7 million in brokered deposits on the balance sheet at December 31, 2024 reported within time deposits. There were no brokered deposits on the balance sheet at December 31, 2025.

Time deposits greater than $250,000, which represent those exceeding the fully-insured FDIC limitation, totaled $226.7 million at December 31, 2025. Interest expense on time deposits greater than $250,000 totaled $7.4 million and $9.1 million for the years ended December 31, 2025 and December 31, 2024, respectively.

The scheduled maturities of time deposits for the periods indicated are as follows:

| | At December 31, | |
	2025	2024
	(Dollars in thousands)	
2025	$ -	694,916
2026	678,104	5,186
2027	10,063	1,217
2028	600	2,129
2029	594	135
2030	587	-
Total time deposits	$ 689,948	$ 703,583

Interest expense on deposits for the years ended December 31, 2025, 2024 and 2023 is summarized as follows:

| | Years Ended December 31, | | |
	2025	2024	2023
	(Dollars in thousands)		
Savings accounts	$ 180	$ 166	$ 181
Money market accounts	15,242	12,242	9,529
Time deposits	25,593	28,806	15,898
Interest-bearing accounts	1,497	1,022	1,041
Total	$ 42,512	$ 42,236	$ 26,649

Cash paid for interest on deposits totaled $42.6 million, $42.2 million and $26.4 million for years ended December 31, 2025, 2024 and 2023, respectively.

7.   SHORT-TERM BORROWINGS

On a long-term basis, the Company intends to continue to increase its core deposits to fund loan growth. The Company also uses FHLB borrowings as part of the Company's overall strategy to manage interest rate risk and liquidity risk. FHLB advances are secured by a blanket security agreement which requires the Company to maintain certain qualifying assets as collateral, principally certain residential real estate loans and commercial real estate loans and securities, not otherwise pledged. The maximum amount that the FHLB will advance to member institutions, including the Company, fluctuates from time to time in accordance with the policies of the FHLB. As an FHLB member, the Company is required to own capital stock of the FHLB, calculated periodically based primarily on its level of borrowings from the FHLB. Advances are made under several different credit programs with different lending standards, interest rates and range of maturities. The Company's relationship with the FHLB is an integral component of the Company's asset-liability management program. At December 31, 2025, the Company pledged $932.3 million of eligible collateral to support its borrowing capacity at the FHLB.

At December 31, 2025, short-term FHLB advances totaled $10.0 million with a weighted average rate of 3.99%. There were no short-term FHLB advances outstanding at December 31, 2024. The Company also has a standing available overnight Ideal Way line of credit with the FHLB of $9.5 million. Interest on this line of credit is payable at a rate determined and reset by the FHLB on a daily basis. The outstanding principal is due daily but the portion not repaid will be automatically renewed. At December 31, 2025 and December 31, 2024, the Company did not have an outstanding balance under the Ideal Way line of credit. At December 31, 2025, the Company had an immediate availability to borrow an additional $538.6 million from the FHLB, including the Ideal Way line of credit, based on qualified collateral pledged.

Other borrowings, held as collateral for customer swap arrangements, totaled $3.3 million with a weighted average rate of 3.64% at December 31, 2025 and $5.4 million with a weighted average rate of 4.33% at December 31, 2024, respectively.

As a member of the FRB, the Company may also borrow from the Federal Reserve Bank Discount Window (the "FRB Discount Window"). At December 31, 2025 and December 31, 2024, the Company had an available line of credit of $349.0 million and $382.9 million, respectively, with the FRB Discount Window at an interest rate determined and reset on a daily basis. Borrowings from the FRB Discount Window are secured by eligible loan collateral and certain securities from the Company's investment portfolio not otherwise pledged. At December 31, 2025 and December 31, 2024, the Company did not have an outstanding balance under the FRB Discount Window.

The Company also has pre-established, non-collateralized overnight borrowing arrangements with large national and regional correspondent banks to provide additional overnight and short-term borrowing capacity for the Company. The Company has a $15.0 million line of credit with a correspondent bank and a $10.0 million line of credit with another correspondent bank, both at an interest rate determined and reset on a daily basis. As of December 31, 2025 and December 31, 2024, there were no advances outstanding under these lines.

Cash paid for interest on short-term borrowings totaled $227,000 for the year ended December 31, 2025 and $600,000 for the year ended December 31, 2024.

8. LONG-TERM DEBT

Cash paid for interest on long-term debt totaled $5.9 million and $9.6 million for the years ended December 31, 2025 and December 31, 2024, respectively. During the year ended December 31, 2024, interest previously accrued on Bank Term Funding Program ("BTFP") advances was payable upon final maturity of the advances in May of 2024 and totaled $4.3 million.

FHLB Advances. The following advances are collateralized by a blanket lien on our residential real estate loans and certain eligible commercial real estate loans.

	Amount			Weighted Average Rate		
	2025	2024		2025		2024
	(Dollars in thousands)					
Fixed-rate advances maturing:						
2025	$ -	25,000		- %		5.07 %
2026	48,000	48,000		5.00		5.00
2027	25,000	25,000		4.83		4.83
2028	-	-		-		-
Total long-term advances	$ 73,000	$ 98,000		4.94 %		4.97 %

Subordinated Debt. On April 20, 2021, the Company completed an offering of $20.0 million in aggregate principal amount of its 4.875% fixed-to-floating rate subordinated notes (the "Notes") to certain qualified institutional buyers in a private placement transaction. At December 31, 2025, $19.8 million aggregate principal amount of the Notes was outstanding.

Unless earlier redeemed, the Notes mature on May 1, 2031. The Notes will bear interest from the initial issue date to, but excluding, May 1, 2026, or the earlier redemption date, at a fixed rate of 4.875% per annum, payable quarterly in arrears on May 1, August 1, November 1 and February 1 of each year, beginning August 1, 2021, and from and including May 1, 2026, but excluding the maturity date or earlier redemption date, equal to the benchmark rate, which is the 90-day average secured overnight financing rate, plus 412 basis points, determined on the determination date of the applicable interest period, payable quarterly in arrears on May 1, August 1, November 1 and February 1 of each year. The Company may also redeem the Notes, in whole or in part, on or after May 1, 2026, and at any time upon the occurrence of certain events, subject in each case to the approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve"). The Notes were designed to qualify as Tier 2 capital under the Federal Reserve's capital adequacy regulations.

The Notes are presented net of issuance costs of $210,000 as of December 31, 2025, which are being amortized into interest expense over the life of the Notes. Amortization of issuance costs into interest expense was $39,000 for each of the years ended December 31, 2025 and December 31, 2024.

9. STOCK PLANS AND EMPLOYEE STOCK OWNERSHIP PLAN

Restricted Stock Awards.

In May 2021, the Company's shareholders approved the 2021 Omnibus Incentive Plan, a share-based compensation plan (the "2021 Omnibus Plan"). Under the 2021 Omnibus Plan, up to 700,000 shares of the Company's common stock were reserved for grants of stock awards, including stock options and restricted stock, which may be granted to any officer, key employee or non-employee director of the Company. Any shares that are not issued because vesting requirements are not met will be available for future issuance under the 2021 Omnibus Plan.

On an annual basis, the Compensation Committee (the "Committee") approves long-term incentive awards out of the 2021 Omnibus Plan, whereby shares will be granted to eligible participants of the Company that are nominated by the Chief Executive Officer and approved by the Committee, with vesting over a three-year term for employees and a one-year term for directors. Annual employee grants provide for a periodic award that is both performance and time-based and is designed to recognize the executive's responsibilities, reward performance and leadership and as a retention tool. The objective of the award is to align compensation for the named executive officers and directors over a multi-year period directly with the interests of our shareholders by motivating and rewarding creation and preservation of long-term financial strength, shareholder value and relative shareholder return.

2022 Long-Term Incentive Plan.

In March 2022, the Committee granted 119,376 shares under the 2022 Long-Term LTI Plan (the "2022 LTI Plan"). Of the 119,376 shares granted, 59,688 shares, or 50% of the shares granted, were time-based restricted shares that are scheduled to vest ratably over a three-year period. The remaining 59,688 shares, or 50% of the shares granted, were performance-based restricted shares that are subject to the achievement of the 2022 LTI Plan performance metrics.

The Committee selected Return on Average Equity ("ROAE") and Three-Year Cumulative Diluted Earnings per Share ("EPS") as the primary performance metrics for the 2022 LTI Plan. Each of these two measures were independently assigned a 50% weight for determining future performance against goals. Performance-based restricted shares will be earned based upon the Company's performance relative to Threshold, Target and Stretch absolute goals on an annual performance period for ROAE metrics and for a three-year cumulative performance period for EPS. For each performance-based goal, achieving Threshold performance pays at 50% of Target value, while achieving Stretch performance pays at 150% of Target value. The performance-based restricted shares will be certified by the Committee and distributed at the end of the three-year period as earned.

The Threshold, Target and Stretch metrics under the 2022 LTI Plan are as follows:

	ROAE Metrics			
Performance Period Ending	**Threshold**	**Target**	**Stretch**	**Actual**
December 31, 2022	7.79%	8.20%	8.61%	11.85%
December 31, 2023	7.93%	8.35%	8.77%	6.47%
December 31, 2024	8.03%	8.45%	8.87%	4.93%

	EPS Metrics			
Performance Period Ending	**Threshold**	**Target**	**Stretch**	**Actual**
Three-Year Cumulative Diluted EPS	$2.35	$2.61	$2.85	$2.44

At December 31, 2024, the three-year performance period for the 2022 LTI Plan ended. Of the 59,688 performance-based shares granted in 2022, based on achieving 58.7% of target, 31,460 performance-based shares vested on March 7, 2025, and were eligible to be issued to recipients.

2022 Annual Equity Retainer.

In March 2022, under the Company's 2021 Omnibus Plan, each non-employee director received an annual equity retainer of 1,975 time-based restricted shares of WNEB common stock. In total, 17,775 shares were granted and fully vested on December 31, 2022.

2023 Long-Term Incentive Plan.

In March 2023, the Committee granted 120,998 shares under the 2023 Long-Term LTI Plan (the "2023 LTI Plan"). Of the 120,998 shares granted, 60,499 shares, or 50% of the shares granted, were time-based restricted shares and vest ratably over a three-year period. The remaining 60,499 shares, or 50% of the shares granted, were performance-based restricted shares that are subject to the achievement of the 2023 LTI Plan performance metrics.

The Committee selected ROAE and EPS as the primary performance metrics for the 2023 LTI Plan. Each of these two measures were independently assigned a 50% weight for determining future performance against goals. Performance-based restricted shares will be earned based upon the Company's performance relative to Threshold, Target and Stretch absolute goals on an annual performance period for ROAE metrics and for a three-year cumulative performance period for EPS. For each performance-based goal, achieving Threshold performance pays at 50% of Target value, while achieving Stretch performance pays at 150% of Target value. The performance-based restricted shares will be certified by the Committee and distributed at the end of the three-year period as earned.

The Threshold, Target and Stretch metrics under the 2023 LTI Plan are as follows:

| | ROAE Metrics | | |
Performance Period Ending	Threshold	Target	Stretch
December 31, 2023	8.00%	8.45%	8.85%
December 31, 2024	8.75%	9.25%	9.75%
December 31, 2025	9.00%	9.50%	10.00%

| | EPS Metrics | | |
Performance Period Ending	Threshold	Target	Stretch
Three-Year Cumulative Diluted EPS	$2.39	$2.65	$2.89

2023 Annual Equity Retainer.

In March 2023, under the Company's 2021 Omnibus Plan, each non-employee director received an annual equity retainer of 2,022 time-based restricted shares of WNEB common stock. In total, 18,198 shares were granted and fully vested on December 31, 2023.

2024 Long-Term Incentive Plan.

In March 2024, the Committee granted 146,422 shares under the 2024 Long-Term LTI Plan (the "2024 LTI Plan"). Of the 146,422 shares granted, 73,211 shares, or 50% of the shares granted, were time-based restricted shares that are scheduled to vest ratably over a three-year period. The remaining 73,211 shares, or 50% of the share granted, were performance-based restricted shares that are subject to the achievement of the 2024 LTI Plan performance metrics.

The Committee selected ROAE and EPS as the primary performance metrics for the 2024 LTI Plan. Each of these two measures were independently assigned a 50% weight for determining future performance against goals. Performance-based restricted shares will be earned based upon the Company's performance relative to Threshold, Target and Stretch absolute goals on an annual performance period for ROAE metrics and for a three-year cumulative performance period for EPS. For each performance-based goal, achieving Threshold performance pays at 50% of Target value, while achieving Stretch performance pays at 150% of Target value. The performance-based restricted shares will be certified by the Committee and distributed at the end of the three-year period as earned.

The Threshold, Target and Stretch metrics under the 2024 LTI Plan are as follows:

| | ROAE Metrics | | |
Performance Period Ending	Threshold	Target	Stretch
December 31, 2024	5.05%	5.61%	6.17%
December 31, 2025	6.18%	6.86%	7.55%
December 31, 2026	7.30%	8.11%	8.92%

	EPS Metrics		
Performance Period Ending	**Threshold**	**Target**	**Stretch**
Three-Year Cumulative Diluted EPS	$2.25	$2.50	$2.75

2024 Annual Equity Retainer.

In March 2024, under the Company's 2021 Omnibus Plan, each non-employee director received an annual equity retainer of 2,384 time-based restricted shares of WNEB common stock. In total, 21,456 shares were granted and there were 19,072 shares that fully vested on December 31, 2024.

2025 Long-Term Incentive Plan.

In March 2025, the Committee granted 140,384 shares under the 2025 Long-Term LTI Plan (the "2025 LTI Plan"). Of the 140,384 shares granted, 70,192 shares, or 50% of the shares granted, were time-based restricted shares that are scheduled to vest ratably over a three-year period. The remaining 70,192 shares, or 50% of the shares granted, were performance-based restricted shares that are subject to the achievement of the 2025 LTI Plan performance metrics.

The Committee selected ROAE and EPS as the primary performance metrics for the 2025 LTI Plan. Each of these two measures were independently assigned a 50% weight for determining future performance against goals. Performance-based restricted shares will be earned based upon the Company's performance relative to Threshold, Target and Stretch absolute goals on an annual performance period for ROAE metrics and for a three-year cumulative performance period for EPS. For each performance-based goal, achieving Threshold performance pays at 50% of Target value, while achieving Stretch performance pays at 150% of Target value. The performance-based restricted shares will be certified by the Committee and distributed at the end of the three-year period as earned.

The Threshold, Target and Stretch metrics under the 2025 LTI Plan are as follows:

	ROAE Metrics		
Performance Period Ending	**Threshold**	**Target**	**Stretch**
December 31, 2025	5.12%	6.10%	7.32%
December 31, 2026	6.10%	7.24%	8.69%
December 31, 2027	6.52%	7.76%	9.31%

	EPS Metrics		
Performance Period Ending	**Threshold**	**Target**	**Stretch**
Three-Year Cumulative Diluted EPS	$2.10	$2.50	$3.00

Amended and Restated 2021 Omnibus Incentive Plan.

On May 14, 2025, the Company held its Annual Meeting of Shareholders at which the Company's shareholders approved the amendment and restatement of the Company's 2021 Omnibus Plan (the "Amended and Restated Plan") to increase the total number of shares of common stock available for issuance by 1,000,000 shares. The Amended and Restated Plan was approved by the Company's Board of Directors on January 28, 2025, subject to shareholder approval, and became effective with such shareholder approval on May 14, 2025.

2025 Annual Equity Retainer.

In May 2025, under the Company's Amended and Restated Plan, each non-employee director received an annual equity retainer of 2,116 time-based restricted shares of WNEB common stock. In total, 16,928 shares were granted and became fully vested on December 31, 2025.

At December 31, 2025, there were 1,004,544 remaining shares available to grant under the Amended and Restated Plan.

A summary of the status of unvested restricted stock awards at December 31, 2025 and December 31, 2024 is presented below:

	Shares	Weighted Average Grant Date Fair Value ($)
Balance at December 31, 2024	254,732	9.01
Shares granted	126,615	9.31
Shares reissued	30,697	9.33
Shares forfeited	(38,269)	9.08
Shares vested	(112,775)	9.19
Balance at December 31, 2025	261,000	9.11

	Shares	Weighted Average Grant Date Fair Value ($)
Balance at December 31, 2023	220,635	9.29
Shares granted	187,049	8.38
Shares forfeited	(2,384)	8.39
Shares vested	(150,568)	8.65
Balance at December 31, 2024	254,732	9.01

We recorded total expense for restricted stock awards of $1.1 million, $1.5 million and $1.4 million for the years ended December 31, 2025, 2024 and 2023, respectively. The aggregate fair value of restricted stock vested during 2025 was $1.3 million. Tax benefits related to equity incentive plan expense were $90,000, $29,000 and $29,000 for the years ended December 31, 2025, 2024 and 2023, respectively. Unrecognized compensation cost for stock awards was $996,000 at December 31, 2025 with a remaining term of 1.9 years.

ESOP. We established an ESOP for the benefit of each employee that has reached the age of 21 and has completed at least 1,000 hours of service in the previous 12-month period. In January 2002, as part of the initial stock conversion, we provided a loan to the ESOP Trust which was used to purchase 8%, or 1,305,359 shares, of the common stock sold in the initial public offering.

In January 2007, as part of the second-step stock conversion, we provided an additional loan to the ESOP Trust which was used to purchase 4.0%, or 736,000 shares, of the 18,400,000 shares of common stock sold in the offering. The 2002 and 2007 loans bear an interest rate of 8.0% and provide for annual payments of interest and principal. At December 31, 2025, the remaining principal balances are payable as follows:

Years Ending December 31,	Amount
(Dollars in thousands)	
2026	$ 447
2027	395
2028	245
2029	245
2030	245
Thereafter	218
Total	$ 1,795

We have committed to make contributions to the ESOP sufficient to support the debt service of the loans. The loans are secured by the shares purchased, which are held in a suspense account for allocation among the participants as the loans are paid. Total compensation expense applicable to the ESOP amounted to $705,000, $572,000 and $562,000 for the years ended December 31, 2025, 2024 and 2023, respectively.

Shares held by the ESOP include the following at December 31, 2025 and December 31, 2024:

	2025	2024
Allocated	1,164,241	1,182,583
Committed to be allocated	67,377	71,240
Unallocated	152,877	220,254
Total	1,384,495	1,474,077

Cash dividends declared and received on allocated shares are allocated to participants and charged to retained earnings. Cash dividends declared and received on unallocated shares are held in suspense and are applied to repay the outstanding debt of the ESOP. The fair value of unallocated shares was $1.9 million and $2.0 million at December 31, 2025 and December 31, 2024, respectively. ESOP shares are considered outstanding for earnings per share calculations when they are committed to be allocated. Unallocated ESOP shares are excluded from earnings per share calculations. The cost of unearned shares to be allocated to ESOP participants for future services not yet performed is reflected as a reduction of shareholders' equity.

10. RETIREMENT PLANS AND EMPLOYEE BENEFITS

401(k) Defined Contribution Plan.

The Company also maintains a tax-qualified defined contribution plan through a third party provider (the "401(k) Plan") that provides for deferral of federal and state income taxes on employee contributions allowed under Section 401(k) of the Internal Revenue Code. Participants may make pre-tax salary deferrals to the plan not to exceed the annual IRS limits. Effective January 1, 2023, the Company converted to a Safe Harbor 401(k) Plan. In addition to salary deferrals, the Company will match up to 100% of the first 4% of the participant's eligible compensation (for a total maximum employer matching contribution of 4% of a participant's eligible compensation). In addition, on an annual basis, the Company may make a discretionary profit share contribution to each participant.

The Company's expense for the 401(k) plan match was $794,000, $773,000 and $736,000 for the years ended December 31, 2025, 2024 and 2023, respectively. The Company's expense for the 401(k) discretionary profit share contribution was $640,000, $598,000 and $675,000 for the years ended December 31, 2025, 2024 and 2023, respectively. The discretionary profit share contribution expensed during the year ended December 31, 2025 is expected to be made during the first quarter of 2026.

11. DERIVATIVES AND HEDGING ACTIVITIES

Risk Management Objective of Using Derivatives.

The Company is exposed to certain risks arising from both our business operations and economic conditions. We principally manage our exposures to a wide variety of business and operational risks through management of our core business activities. We manage economic risks, including interest rate, liquidity, and credit risk, primarily by managing the amount, sources, and duration of our assets and liabilities and the use of derivative financial instruments. Specifically, we entered into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. Our derivative financial instruments are used to manage differences in the amount, timing, and duration of our known or expected cash receipts and our known or expected cash payments principally related to certain variable rate loan assets and variable rate borrowings.

Fair Value Hedges of Interest Rate Risk.

The Company is exposed to changes in the fair value of certain pools of fixed-rate assets due to changes in benchmark interest rates. The Company uses interest rate swaps to manage its exposure to changes in fair value on these instruments attributable to changes in the designated benchmark interest rate. The Company's interest rate swaps designated as fair value hedges involve the payment of fixed-rate amounts to a counterparty in exchange for the Company receiving variable-rate payments over the life of the agreements without the exchange of the underlying notional amount. For derivatives designated and that qualify as fair value hedges, the gain or loss on the derivative as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in interest income.

In October of 2024, $200 million in notional amount of designated fair value hedges matured. As of December 31, 2024, the Company did not have any outstanding fair value hedges on the balance sheet at December 31, 2025 and December 31, 2024.

Non-hedging Derivatives.

Derivatives not designated as hedges are not speculative, but rather result from a service the Company provides to certain customers. The Company executes loan-level derivative products such as interest-rate swap agreements with commercial banking customers to aid them in managing their interest-rate risk by converting floating-rate loan payments to fixed-rate loan payments. The Company concurrently enters into offsetting swaps with a third-party financial institution, effectively minimizing the Company's net risk exposure resulting from such transactions. The third-party financial institution exchanges the customer's fixed-rate loan payments for floating-rate loan payments. As the interest-rate swap agreements associated with this program do not meet hedge accounting requirements, changes in the fair value are recognized directly in earnings.

Fair Values of Derivative Instruments on the Balance Sheet.

The tables below present the fair value of our derivative financial instruments designated as hedging and non-hedging instruments as well as our classification on the balance sheet as of December 31, 2025 and December 31, 2024.

December 31, 2025	Asset Derivatives		Liability Derivatives	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
	(Dollars in thousands)			
Derivatives not designated as hedging instruments:				
Interest rate swap – with customer counterparties		$ 821		$ 4,142
Interest rate swap – with dealer counterparties		4,142		821
Total derivatives	Other Assets	$ 4,963	Other Liabilities	$ 4,963

December 31, 2024	Asset Derivatives		Liability Derivatives	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
	(Dollars in thousands)			
Derivatives not designated as hedging instruments:				
Interest rate swap – with customer counterparties		$ -		$ 5,883
Interest rate swap – with dealer counterparties		5,883		-
Total derivatives	Other Assets	$ 5,883	Other Liabilities	$ 5,883

Effect of Derivative Instruments in the Consolidated Statements of Net Income.

The table below presents the effect of the Company's derivative financial instruments on the statements of net income for the years ended December 31, 2024 and 2023. There were no gains or losses on fair value hedging relationships recorded through interest income for the year ended December 31, 2025.

	Location and Amount of Gain (Loss) Recognized in Income on Fair Value Hedging Relationships	
	Year Ended December 31,	
	2024	2023
	(Dollars in thousands)	
Balance sheet location	Interest Income	Interest Income
Total amounts of income line items presented in the statements of net income in which the effects of fair value hedges are recorded	$ 1,398	$ 1,085
Gain (loss) on fair value hedging relationships		
Interest rate contracts:		
Hedged items	$ 607	$ (607)
Derivatives designated as hedging instruments	791	1,692

There were no gains or losses recognized in accumulated other comprehensive income related to derivative financial instruments during the years ended December 31, 2025 and December 31, 2024, respectively.

Credit-risk-related Contingent Features

By using derivative financial instruments, we expose ourselves to credit risk. Credit risk is the risk of failure by the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes us, which creates credit risk for us. When the fair value of a derivative is negative, we owe the counterparty and, therefore, it does not possess credit risk. The credit risk in derivative instruments is mitigated by entering into transactions with highly-rated counterparties that we believe to be creditworthy and by limiting the amount of exposure to each counterparty.

We have agreements with our derivative counterparties that contain a provision where if we default on any of our indebtedness, including default where repayment of the indebtedness has not been accelerated by the lender, then we could also be declared in default on our derivative obligations. We also have agreements with certain of our derivative counterparties that contain a provision where if we fail to maintain our status as well capitalized, then the counterparty could terminate the derivative positions and we would be required to settle our obligations under the agreements. Certain of our agreements with our derivative counterparties contain provisions where if a formal administrative action by a federal or state regulatory agency occurs that materially changes our creditworthiness in an adverse manner, we may be required to fully collateralize our obligations under the derivative instrument.

At December 31, 2025, we had minimum collateral posting thresholds with certain of our derivative counterparties. As of December 31, 2025, we were not required to post collateral under these agreements because we did not have any derivatives in a net liability position with those counterparties.

12. LEASES

The Company has lease agreements with lease and non-lease components, which are generally accounted for separately. We have not elected the practical expedient to account for lease and non-lease components as one lease component. The Company has operating leases for certain of our banking offices and ATMs. Our leases have remaining lease terms of less than one year to thirteen years, some of which include options to extend the leases for additional five-year terms up to ten years. Operating lease costs were $1.6 million, $1.6 million, and $1.6 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Supplemental cash flow information related to leases was as follows:

	Year Ended December 31,	
	2025	2024
	(Dollars in thousands)	
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$ 1,526	$ 1,524
ROU assets obtained in exchange for lease obligations:		
Operating leases	252	451

Supplemental balance sheet information related to leases was as follows:

	December 31, 2025	December 31, 2024
	(Dollars in thousands)	
Operating lease ROU assets	$ 6,370	$ 7,383
Operating lease liabilities	$ 6,660	$ 7,673

At December 31, 2025, the weighted average remaining lease term for our operating leases was 8.0 years with a weighted average discount rate of 3.37%. At December 31, 2024, the weighted average remaining lease term for our operating leases was 8.4 years with a weighted average discount rate of 3.33%.

Future undiscounted lease payments for the Company's operating lease liabilities were as follows (in thousands):

Years Ending December 31,	
2026	$ 1,404
2027	1,145
2028	907
2029	866
2030	639
Thereafter	2,695
Total lease payments	7,656
Less imputed interest	(996)
Total	$ 6,660

13. REGULATORY CAPITAL

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on our consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to savings and loan holding companies.

Federal banking regulations require the Company and the Bank to maintain minimum amounts and ratios of total, common equity Tier 1, Tier 1 and total capital to risk-weighted assets and Tier 1 capital to average assets, as set forth in the table below. Additionally, community banking institutions must maintain a capital conservation buffer of common equity Tier 1 capital in an amount greater than 2.5% of total risk-weighted assets to avoid being subject to limitations on capital distributions and discretionary bonuses.

At December 31, 2025, we exceeded each of the applicable regulatory capital requirements including the capital conservation buffer. As of December 31, 2025, the most recent notification from the Office of Comptroller of the Currency categorized the Bank as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized," the Bank must maintain minimum total risk-based, Tier 1 risk-based, Common Equity Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes would change our category.

Our actual capital ratios of December 31, 2025 and December 31, 2024 are also presented in the following table.

	Actual			Minimum For Capital Adequacy Purpose			Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions		
	Amount	Ratio		Amount	Ratio		Amount	Ratio	
				(Dollars in thousands)					
December 31, 2025									
Total Capital (to Risk Weighted Assets):									
Consolidated	$ 291,864	14.19	%	$ 164,584	8.00	%	N/A	N/A	
Bank	276,990	13.48		164,435	8.00		$ 205,544	10.00	%
Tier 1 Capital (to Risk Weighted Assets):									
Consolidated	251,103	12.21		123,438	6.00		N/A	N/A	
Bank	256,019	12.46		123,326	6.00		164,435	8.00	
Common Equity Tier 1 Capital (to Risk Weighted Assets):									
Consolidated	251,103	12.21		92,578	4.50		N/A	N/A	
Bank	256,019	12.46		92,495	4.50		133,603	6.50	
Tier 1 Leverage Ratio (to Adjusted Average Assets):									
Consolidated	251,103	9.13		110,013	4.00		N/A	N/A	
Bank	256,019	9.32		109,878	4.00		137,347	5.00	

	Actual			Minimum For Capital Adequacy Purpose			Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions		
	Amount	Ratio		Amount	Ratio		Amount	Ratio	
				(Dollars in thousands)					
December 31, 2024									
Total Capital (to Risk Weighted Assets):									
Consolidated	$ 285,545	14.38	%	$ 158,884	8.00	%	N/A	N/A	
Bank	270,879	13.65		158,744	8.00		$ 198,430	10.00	%
Tier 1 Capital (to Risk Weighted Assets):									
Consolidated	245,663	12.37		119,163	6.00		N/A	N/A	
Bank	250,748	12.64		119,058	6.00		158,744	8.00	
Common Equity Tier 1 Capital (to Risk Weighted Assets):									
Consolidated	245,663	12.37		89,372	4.50		N/A	N/A	
Bank	250,748	12.64		89,293	4.50		128,979	6.50	
Tier 1 Leverage Ratio (to Adjusted Average Assets):									
Consolidated	245,663	9.14		107,461	4.00		N/A	N/A	
Bank	250,748	9.34		107,390	4.00		134,237	5.00	

The following is a reconciliation of our GAAP capital to regulatory Tier 1, Common Equity Tier 1 and total capital:

	December 31,			
	2025		2024	
	(Dollars in thousands)			
Consolidated GAAP capital	$	247,637	$	235,910
Net unrealized losses on available-for-sale securities, net of tax		16,717		23,274
Goodwill		(12,487)		(12,487)
Intangible assets, net of associated deferred tax liabilities		(764)		(1,034)
Tier 1 and Common Equity Tier 1 capital		251,103		245,663
Allowance for credit losses for regulatory capital		20,971		20,131
Subordinated debt		19,790		19,751
Total regulatory capital	$	291,864	$	285,545

On April 22, 2025, the Board of Directors authorized the 2025 Plan, pursuant to which the Company may repurchase up to 1.0 million shares of its common stock, or approximately 4.8%, of the Company's then-outstanding shares of common stock, upon the completion of the 2024 Plan. On June 3, 2025, the Company announced the completion of its 2024 Plan under which the Company repurchased a total of 1.0 million shares at an average price per share of $8.79.

During the three months ended December 31, 2025, the Company repurchased 100,000 shares of its common stock at an average price per share of $11.80. During the twelve months ended December 31, 2025, the Company repurchased 599,853 shares of its common stock under the 2025 Plan and the 2024 Plan, as applicable, at an average price per share of $9.73. As of December 31, 2025, there were 872,465 shares of common stock available for repurchase under the 2025 Plan.

We are subject to dividend restrictions imposed by various regulators, including a limitation on the total of all dividends that the Bank may pay to the Company in any calendar year, to an amount that shall not exceed the Bank's net income for the current year, plus its net income retained for the two previous years, without regulatory approval. At December 31, 2025, the Bank had $10.6 million in retained earnings available for payment of dividends without prior regulatory approval. In addition, the Bank may not declare or pay dividends on, and we may not repurchase, any of our shares of common stock if the effect thereof would cause shareholders' equity to be reduced below applicable regulatory capital maintenance requirements or if such declaration, payment or repurchase would otherwise violate regulatory requirements. The Bank will be prohibited from paying cash dividends to the Company to the extent that any such payment would reduce the Bank's capital below required capital levels. Accordingly, $164.4 million and $158.7 million of our equity in the net assets of the Bank was restricted at December 31, 2025 and December 31, 2024, respectively.

14. INCOME TAXES

Income taxes consist of the following:

	Years Ended December 31,					
	2025		2024		2023	
	(Dollars in thousands)					
Current tax provision:						
Federal	$	3,873	$	2,089	$	2,990
State		1,650		1,024		1,335
Total		5,523		3,113		4,325
Deferred tax (benefit) provision:						
Federal		(712)		123		94
State		(290)		55		97
Total		(1,002)		178		191
Total tax provision	$	4,521	$	3,291	$	4,516

The differences between the statutory federal income tax at a rate of 21% and the effective tax are summarized below:

	Years Ended December 31,					
	2025		**2024**		**2023**	
	(Dollars in thousands)					
Statutory federal income tax	$ 4,156	21.0%	$ 3,141	21.0%	$ 4,113	21.0%
Increase (decrease) resulting from:						
State taxes, net of federal tax benefit	1,074	5.4	853	5.7	1,244	5.8
Tax-exempt income	(354)	(1.8)	(340)	(2.3)	(340)	(1.7)
Bank-owned life insurance (BOLI)	(412)	(2.1)	(401)	(2.7)	(382)	(2.0)
BOLI death benefit	-	-	-	-	(163)	(0.8)
Other, net	57	0.3	38	0.3	44	0.8
Effective tax	$ 4,521	22.8%	$ 3,291	22.0%	$ 4,516	23.1%

State taxes in Massachusetts and Connecticut made up the majority (greater than 50%) of the tax effect in this category for the years ended December 31, 2025, 2024, and 2023.

The effective tax rate differs from the statutory federal income tax rate primarily due to state taxes, tax-exempt income, and BOLI. In particular, state taxes increased our effective tax rate, while tax-exempt income and BOLI lowered the effective tax rate for the years ended December 31, 2025, 2024, and 2023.

Cash paid for income taxes for the years ended December 31, 2025, 2024, and 2023 was $5.6 million, $2.9 million and $4.6 million, respectively. Income taxes paid were as follows:

	Years Ended December 31,					
	2025		**2024**		**2023**	
	(Dollars in thousands)					
Federal tax	$	3,750	$	2,050	$	3,000
State taxes:						
Massachusetts		1,406		661		1,250
Connecticut		306		150		250
All other states		140		70		98
Total	$	5,602	$	2,931	$	4,598

The tax effects of each item that gives rise to deferred taxes are as follows:

	December 31,			
	2025		**2024**	
	(Dollars in thousands)			
Deferred tax assets:				
Allowance for credit losses	$	5,929	$	5,702
Net unrealized loss on available-for-sale securities		5,677		7,962
Lease liability		1,872		2,157
Employee benefit and share-based compensation plans		1,245		1,154
Accrued expenses		876		599
Investment in partnerships		465		202
Nonaccrual interest		229		292
FDIC assessment		110		103
Interest payable		69		90
Purchased mortgage servicing rights		61		66
Other		97		1

Gross deferred tax assets		16,630	18,328
Deferred tax liabilities:			
Lease right-of-use asset		(1,791)	(2,075)
Deferred loan fees		(1,013)	(914)
Purchase accounting adjustments, net		(633)	(774)
Fixed asset depreciation		(406)	(533)
Other		(71)	(35)
Gross deferred tax liabilities		(3,914)	(4,331)
Net deferred tax asset		$ 12,716	$ 13,997

The federal income tax reserve for loan losses at the Bank's base year is $9.4 million. If any portion of the reserve is used for purposes other than to absorb loan losses, approximately 150% of the amount actually used, limited to the amount of the reserve, would be subject to taxation in the fiscal year in which used. As the Bank intends to use the reserve solely to absorb loan losses, a deferred tax liability of $2.6 million has not been provided.

We did not have any uncertain tax positions at December 31, 2025 or 2024 which required accrual or disclosure. We record interest and penalties as part of income tax expense. The Company recorded $6,000 in interest and penalties for the year ended December 31, 2025. There were no interest or penalties recorded for the years ended December 31, 2024 and 2023.

Our income tax returns are subject to review and examination by federal and state tax authorities. We are currently open to audit under the applicable statutes of limitations by the Internal Revenue Service for the years ended December 31, 2022 through 2025. The years open to examination by state taxing authorities vary by jurisdiction; however, no years prior to 2022 are open.

15. TRANSACTIONS WITH DIRECTORS AND EXECUTIVE OFFICERS

We have had, and expect to have in the future, loans with our directors and executive officers including their affiliates. Such loans, in our opinion, do not include more than the normal risk of collectability or other unfavorable features. Following is a summary of activity for such loans:

	Years Ended December 31,	
	2025	**2024**
	(Dollars in thousands)	
Balance at beginning of year	$ 365	$ 561
Principal distributions	64	50
Repayments of principal	(42)	(246)
Change in related party status	(25)	-
Balance at end of year	$ 362	$ 365

16. COMMITMENTS AND CONTINGENCIES

Loan Commitments.

In the normal course of business, various commitments and contingent liabilities are outstanding, such as standby letters of credit and commitments to extend credit with off-balance-sheet risk that are not reflected in the consolidated financial statements. Financial instruments with off-balance-sheet risk involve elements of credit, interest rate, liquidity and market risk.

We do not anticipate any significant losses as a result of these transactions. The following summarizes these financial instruments and other commitments and contingent liabilities at their contract amounts:

	December 31,	
	2025	2024
	(Dollars in thousands)	
Commitments to extend credit:		
Unused lines of credit	$ 357,273	$ 343,078
Loan commitments	38,380	56,183
Existing construction loan agreements	53,100	47,398
Standby letters of credit	52,534	18,773

We use the same credit policies in making commitments and conditional obligations as for on balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. We evaluate each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by us upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

Standby letters of credit are written conditional commitments that guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. At December 31, 2025 and December 31, 2024, outstanding standby letter of credit commitments totaled $52.5 million and $18.8 million, respectively, with standby letters of credit issued by the FHLB on our behalf totaling $45.1 million and $11.8 million, respectively.

At December 31, 2025, outstanding commitments to extend credit totaled $501.3 million, with $34.7 million in fixed rate commitments with interest rates ranging from 3.25% to 18.00% and $466.6 million in variable rate commitments. At December 31, 2024, outstanding commitments to extend credit totaled $465.4 million, with $33.9 million in fixed rate commitments with interest rates ranging from 3.25% to 18.00% and $431.5 million in variable rate commitments.

In the ordinary course of business, we are party to various legal proceedings, none of which, in our opinion, will have a material effect on our consolidated financial position or results of operations.

Vendor Contract.

The Company entered into a long-term contractual obligation with a vendor for use of its core provider and ancillary services beginning in 2016. Total remaining contractual obligations outstanding with this vendor as of December 31, 2025 were estimated to be $3.6 million, which is expected to be paid within one year.

Investment Commitments.

The Bank is a limited partner in a Small Business Investment Company ("SBIC") and committed to contribute capital of $7.5 million to the partnership. At December 31, 2025, the SBIC currently has a book value of $3.9 million and is included in other assets. The unfunded commitment to the partnership was $3.6 million at December 31, 2025.

Employment and change of control agreements.

We have entered into employment and change of control agreements with certain senior officers. The initial term of the employment agreements is for three years subject to separate one-year extensions as approved by the Board of Directors at the end of each applicable fiscal year. Each employment agreement provides for minimum annual salaries, discretionary cash bonuses and other fringe benefits as well as severance benefits upon certain terminations of employment that are not for cause. The change of control agreements expire one year following a notice of non-extension and only provide for severance benefits upon certain terminations of employment that are not for cause and that are related to a change of control of the Company or the Bank.

17.   FAIR VALUE OF ASSETS AND LIABLITIES

Determination of Fair Value.

We use fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for our various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

Methods and assumptions for valuing our financial instruments are set forth below. Estimated fair values are calculated based on the value without regard to any premium or discount that may result from concentrations of ownership of a financial instrument, possible tax ramifications or estimated transaction cost.

Securities. The securities measured at fair value in Level 1 are based on quoted market prices in an active exchange market. All other securities are measured at fair value in Level 2 and are based on pricing models that consider standard input factors such as observable market data, benchmark yields, interest rate volatilities, broker/dealer quotes, credit spreads and new issue data. These securities include government-sponsored enterprise obligations, state and municipal obligations, corporate bonds, residential mortgage-backed securities guaranteed and sponsored by the U.S. government or an agency thereof. Fair value measurements are obtained from a third-party pricing service and are not adjusted by management.

Interest rate swaps. The valuation of our interest rate swaps is obtained from a third-party pricing service and is determined using a discounted cash flow analysis on the expected cash flows of each derivative. The pricing analysis is based on observable inputs for the contractual terms of the derivatives, including the period to maturity and interest rate curves. We have determined that the majority of the inputs used to value our interest rate derivatives fall within Level 2 of the fair value hierarchy.

Assets and Liabilities Measured at Fair Value on a Recurring Basis.

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	December 31, 2025			
	Level 1	Level 2	Level 3	Total
	(Dollars in thousands)			
Assets:				
Securities available-for-sale	$ -	$ 175,800	$ -	$ 175,800
Marketable equity securities	632	-	-	632
Interest rate swaps	-	4,963	-	4,963
Total assets	$ 632	$ 180,763	$ -	$ 181,395
Liabilities:				
Interest rate swaps	$ -	$ 4,963	$ -	$ 4,963

	December 31, 2024			
	Level 1	**Level 2**	**Level 3**	**Total**
	(Dollars in thousands)			
Assets:				
Securities available-for-sale	$ -	$ 160,704	$ -	$ 160,704
Marketable equity securities	397	-	-	397
Interest rate swaps	-	5,883	-	5,883
Total assets	$ 397	$ 166,587	$ -	$ 166,984
Liabilities:				
Interest rate swaps	$ -	$ 5,883	$ -	$ 5,883

There were no transfers to or from Level 3 for assets measured at fair value on a recurring basis during the years ended December 31, 2025 and December 31, 2024.

Assets Measured at Fair Value on a Non-recurring Basis.

We may also be required, from time to time, to measure certain other financial assets at fair value on a nonrecurring basis in accordance with generally accepted accounting principles. These adjustments to fair value usually result from application of lower-of-cost-or-market accounting or write-downs of individual assets. The following table summarizes the fair value hierarchy used to determine the carrying values of the related assets as of December 31, 2025 and December 31, 2024.

	At December 31, 2025			Year Ended December 31, 2025
	Level 1	**Level 2**	**Level 3**	**Total Losses**
	(Dollars in thousands)			(Dollars in thousands)
Collateral dependent loans	$ -	$ -	$ 1	$ 33

	At December 31, 2024			Year Ended December 31, 2024
	Level 1	**Level 2**	**Level 3**	**Total Losses**
	(Dollars in thousands)			(Dollars in thousands)
Collateral dependent loans	$ -	$ -	$ 325	$ 182

The amount of impaired loans represents the carrying value, net of the related write-down or valuation allowance of collateral dependent loans for which adjustments are based on the estimated fair value of the underlying collateral. The fair value of collateral dependent loans with specific allocations of the allowance for loan losses is generally based on real estate appraisals performed by independent licensed or certified appraisers. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Management will discount appraisals as deemed necessary based on the date of the appraisal and new information deemed relevant to the valuation. Such adjustments are typically significant and result in a Level 3 classification of the inputs for determining fair value.

Summary of Fair Values of Financial Instruments.

The estimated fair values of our financial instruments are as follows:

	December 31, 2025				
	Carrying Value	Fair Value			
		Level 1	Level 2	Level 3	Total
	(Dollars in thousands)				
Assets:					
Cash and cash equivalents	$ 40,381	$ 40,381	$ -	$ -	$ 40,381
Securities held-to-maturity	188,800	4,898	153,606	-	158,504
Securities available-for-sale	175,800	-	175,800	-	175,800
Marketable equity securities	632	632	-	-	632
FHLB and other restricted stock	5,359	-	-	5,359	5,359
Loans - net	2,163,295	-	-	2,061,147	2,061,147
Accrued interest receivable	8,783	-	-	8,783	8,783
Mortgage servicing rights	318	-	673	-	673
Derivative asset	4,963	-	4,963	-	4,963
Liabilities:					
Deposits	2,360,908	-	-	2,359,790	2,359,790
Short-term borrowings	13,270	-	13,286	-	13,286
Long-term debt	73,000	-	73,601	-	73,601
Subordinated debt	19,790	-	15,796	-	15,796
Accrued interest payable	752	-	-	752	752
Derivative liabilities	4,963	-	4,963	-	4,963

	December 31, 2024				
	Carrying Value	Fair Value			
		Level 1	Level 2	Level 3	Total
	(Dollars in thousands)				
Assets:					
Cash and cash equivalents	$ 66,450	$ 66,450	$ -	$ -	$ 66,450
Securities held-to-maturity	205,036	4,727	160,879	-	165,606
Securities available-for-sale	160,704	-	160,704	-	160,704
Marketable equity securities	397	397	-	-	397
FHLB and other restricted stock	5,818	-	-	5,818	5,818
Loans - net	2,050,660	-	-	1,894,621	1,894,621
Accrued interest receivable	8,468	-	-	8,468	8,468
Mortgage servicing rights	436	-	826	-	826
Derivative asset	5,883	-	5,883	-	5,883
Liabilities:					
Deposits	2,262,647	-	-	2,261,666	2,261,666
Short-term borrowings	5,390	-	5,390	-	5,390
Long-term debt	98,000	-	98,835	-	98,835
Subordinated debt	19,751	-	15,876	-	15,876
Accrued interest payable	903	-	-	903	903
Derivative liabilities	5,883	-	5,883	-	5,883

Limitations. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time our entire holdings of a particular financial instrument. Where quoted market prices are not available, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment. Changes in assumptions could significantly affect the estimates.

18. SEGMENT

The Company operates as a single reportable segment under ASC 280, as the Chief Operating Decision Maker ("CODM") reviews financial performance and allocates resources based on the consolidated results of the Company as a whole. The Company, through its bank subsidiary, provides banking services to individuals and companies primarily in Hampden County and Hampshire County in western Massachusetts and the Capital Region in northern Connecticut. These services include commercial lending, residential lending and consumer lending, checking, savings, time deposits, cash management, and wealth management. The CODM primarily evaluates performance using net interest income and net income as reported in the consolidated statement of income. The Company's primary measure of profitability is net interest and dividend income. Net interest and dividend income is the difference between the interest income earned on interest-earning assets and the interest paid on interest-bearing liabilities. Interest-earning assets consist primarily of commercial real estate loans, commercial and industrial loans, residential real estate loans and securities. Interest-bearing liabilities consist primarily of time deposits and money market accounts, demand deposits, savings accounts and borrowings from the FHLB. The consolidated results of operations also depend on the provision for credit losses, non-interest income, and non-interest expense. In addition, the CODM considers net income as a key measure of overall financial performance. The Company's CODM consists of members of the Senior Management team, including the Chief Executive Officer, the Chief Financial Officer, the Chief Banking Officer and the Chief Lending Officer.

19. CONDENSED PARENT COMPANY FINANCIAL STATEMENTS

The condensed balance sheets of the parent company are as follows:

	December 31,	
	2025	2024
	(Dollars in thousands)	
ASSETS:		
Cash equivalents	$ 604	$ 422
Investment in subsidiaries	252,553	240,994
ESOP loan receivable	1,795	2,417
Other assets	14,680	14,575
TOTAL ASSETS	$ 269,632	$ 258,408
LIABILITIES:		
ESOP loan payable	$ 1,795	$ 2,417
Other liabilities	20,200	20,081
EQUITY	247,637	235,910
TOTAL LIABILITIES AND EQUITY	$ 269,632	$ 258,408

The condensed statements of net income for the parent company are as follows:

	Years Ended December 31,		
	2025	2024	2023
	(Dollars in thousands)		
INCOME:			
Dividends from subsidiaries	$ 12,955	$ 14,209	$ 12,119
ESOP loan interest income	193	244	296
Other income	12	11	36
Total income	13,160	14,464	12,451
OPERATING EXPENSE:			
Salaries and employee benefits	1,817	1,408	1,761
ESOP loan interest expense	193	244	296
Other expenses	1,358	1,285	1,310
Total operating expense	3,368	2,937	3,367

Income before equity in undistributed income of subsidiaries and income taxes	9,792	11,527	9,084
Equity in undistributed income (loss) of subsidiaries	5,002	(255)	5,591
Net income before taxes	14,794	11,272	14,675
Income tax benefit	(475)	(394)	(393)
Net income	$15,269	$11,666	$15,068

The condensed statements of cash flows of the parent company are as follows:

	Years Ended December 31,		
	2025	**2024**	**2023**
	(Dollars in thousands)		
OPERATING ACTIVITIES:			
Net income	$ 15,269	$ 11,666	$ 15,068
Equity in undistributed (income) loss of subsidiaries	(5,002)	255	(5,591)
Net amortization of premiums on subordinated debt	39	39	39
Change in other liabilities	(621)	(844)	(881)
Change in other assets	517	(162)	651
Other, net	1,789	2,041	1,979
Net cash provided by operating activities	11,991	12,995	11,265
INVESTING ACTIVITIES:			
Purchase of securities	(62)	(82)	(103)
Redemption of securities	62	82	103
Net cash provided by investing activities	-	-	-
FINANCING ACTIVITIES:			
Cash dividends paid	(5,712)	(5,914)	(6,066)
Common stock repurchased	(6,097)	(7,599)	(5,022)
Net cash used in financing activities	(11,809)	(13,513)	(11,088)
NET CHANGE IN CASH AND CASH EQUIVALENTS	182	(518)	177
CASH AND CASH EQUIVALENTS			
Beginning of year	422	940	763
End of year	$ 604	$ 422	$ 940
Supplemental cash flow information:			
Net change in due to broker for common stock repurchased	$ (163)	$ 163	$ -

20. SUMMARY OF QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following tables present a summary of our quarterly financial information for the periods indicated. The year-to-date totals may differ slightly due to rounding. All unaudited interim financial statements furnished shall reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for interim periods presented and are of a normal and recurring nature, unless otherwise noted.

	2025			
	First Quarter	**Second Quarter**	**Third Quarter**	**Fourth Quarter**
	(Dollars in thousands, except per share amounts)			
Interest and dividend income	$ 28,437	$ 29,612	$ 30,033	$ 30,537
Interest expense	12,903	11,970	11,941	11,708
Net interest and dividend income	15,534	17,642	18,092	18,829
Provision for (reversal of) credit losses	142	(615)	1,293	(485)
Unrealized (loss) gain on marketable equity securities, net	(5)	25	22	(7)
Gain on non-marketable equity investments	-	243	-	-
Gain on mortgage banking activities	7	4	-	-
Other non-interest income	2,757	3,139	3,151	3,180
Non-interest income	2,759	3,411	3,173	3,173
Non-interest expense	15,184	15,656	15,778	15,870
Income before income taxes	2,967	6,012	4,194	6,617
Income tax provision	664	1,422	1,027	1,408
Net income	$ 2,303	$ 4,590	$ 3,167	$ 5,209
Basic earnings per share	$ 0.11	$ 0.23	$ 0.16	$ 0.26
Diluted earnings per share	$ 0.11	$ 0.23	$ 0.16	$ 0.26

	2024			
	First Quarter	**Second Quarter**	**Third Quarter**	**Fourth Quarter**
	(Dollars in thousands, except per share amounts)			
Interest and dividend income	$ 26,604	$ 26,802	$ 27,840	$ 28,586
Interest expense	11,258	12,332	13,112	13,313
Net interest and dividend income	15,346	14,470	14,728	15,273
(Reversal of) provision for credit losses	(550)	(294)	941	(762)
Loss on disposal of premises and equipment	(6)	-	-	-
Unrealized gain (loss) on marketable equity securities, net	8	4	10	(9)
Gain on non-marketable equity investments	-	987	-	300
Gain (loss) on sale of mortgages	-	-	246	(11)
Other non-interest income	2,672	2,843	2,885	2,974
Non-interest income	2,674	3,834	3,141	3,254
Non-interest expense	14,782	14,314	14,406	14,926
Income before income taxes	3,788	4,284	2,522	4,363
Income tax provision	827	771	618	1,075
Net income	$ 2,961	$ 3,513	$ 1,904	$ 3,288
Basic earnings per share	$ 0.14	$ 0.17	$ 0.09	$ 0.16
Diluted earnings per share	$ 0.14	$ 0.17	$ 0.09	$ 0.16



2025 Board of
DIRECTORS

Lisa G. McMahon, Chairperson
Vice President of Institutional Advancement
Westfield State University

Laura J. Benoit
President
Buddy Realty, LLC

Donna J. Damon
President and Owner
New England Concrete Cutting, Inc.

Gary G. Fitzgerald
A Managing Principal
Downey, Pieciak, Fitzgerald & Co., P.C.

James C. Hagan
President
Chief Executive Officer

William D. Masse
Retired - Past President
Granfield, Bugbee & Masse
Insurance Agency

Paul C. Picknelly
President
Monarch Enterprises, LLC

Steven G. Richter
Consultant
Richco Laboratories, LLC

Philip R. Smith, Esq.
Partner
Bacon & Wilson, P.C.



2025 OFFICERS

Executive Officers

James C. Hagan
President
Chief Executive Officer

Allen J. Miles III
Executive Vice President
Chief Lending Officer

Kevin C. O'Connor
Executive Vice President
Chief Operating Officer

Guida R. Sajdak
Executive Vice President
Chief Financial Officer
& Treasurer

Commercial Lending

Jamie Garcia
Senior Vice President
Senior Lender for Connecticut*

Michael Harrington
Senior Vice President
Senior Lender for Massachusetts

Brent Bean II
Vice President
Business Development Officer

Eric Curry
Vice President
Relationship Manager*

Sharon Czarnecki
Vice President
Business Banking Manager
CRA Officer

Nicholas Devanski
Vice President
Commercial Loan Officer

Christine Koster
Vice President
Business Banking Officer*

Michael Mancuso
Vice President
Commercial Loan Officer

Kevin Rolfe
Vice President
Commercial Loan Officer

Colin Dunn
Assistant Vice President
Commercial Loan Officer

Craig Lacey
Assistant Vice President
Commercial Loan Officer*

Compliance & Risk Management

Leo Sagan, Jr.
Senior Vice President
Chief Risk Officer

Nadia Baral
Vice President
Director of Compliance

Benjamin Wagoner
Vice President
Director of Corporate Security

Sebastian Laskowski
Assistant Vice President
Internal Auditing Officer

Credit Administration

Phil Goncalves
Senior Vice President
Chief Credit Officer

William Judd
First Vice President
Credit Administration

Nelson Duarte
Vice President
Commercial Credit Manager

Jessica Jackson
Vice President
Loan Administration Manager

Diane Miemiec
Vice President
Senior Credit Analyst

Edward Modzelewski
Vice President
Collections Manager

Donna Bertolasio
Assistant Vice President
Quality Control Manager

Jason Fenlason
Assistant Vice President
Appraiser

Karen Hayes
Assistant Vice President
Collections Officer

Jennifer Nelson
Assistant Vice President
Portfolio Analytics

Deposit Operations, Electronic Banking & Retirement Services

Rebecca Rooke
First Vice President
Deposit Operations,
Electronic Banking &
Retirement Services

Jennifer St. Sauveur
Vice President
Call Center &
Electronic Banking

Cathleen Lee
Assistant Vice President
Deposit Operations Manager

Calla Vassilopoulos
Assistant Vice President
Retirement Services Manager

Financial Division

Meghan Hibner
First Vice President
Controller & Investor
Relations Officer

Bryan Cowan
First Vice President
Finance/Investment Officer

Jessica Bray
Assistant Vice President
Assistant Controller

Human Resources

Christine Phillips
Senior Vice President
Chief Human Resource Officer

Lauren Naworski
Vice President
Human Resource Manager

Information Systems

Darlene Libiszewski
Senior Vice President
Chief Information Officer

Shkelzen Gjonbalaj
Vice President
Information Technology

Robert McLoughlin
Assistant Vice President
Network Manager

Legal

John Bonini
Senior Vice President
General Counsel

Marketing & Sales Administration

Daniel Marini
Senior Vice President
Director of Marketing
& Sales Administration

Jaime Smith
Vice President
Sales Administration Manager

Retail Banking & Cash Management

Kelly Pignatare
First Vice President
Manager of Retail Banking
and Business & Government
Deposit Services

Stephanie Morales
Vice President
Branch Administration
& Retail Banking Operations
Manager

Matthew Cuddy
Vice President
*Regional Manager**

Laurie Davison
Vice President
Regional Manager

Sherleen Crespo
Vice President
Branch Manager

Derrick Feuerstein
Vice President
Branch Manager

Michael Mirski
Vice President
Branch Manager

Anja Paier
Vice President
Branch Manager

Heather Zielenski
Vice President
Branch Manager

Lindsay Allen
Assistant Vice President
*Branch Manager**

Jill Cameron
Assistant Vice President
Branch Manager

David Gadouas
Assistant Vice President
Branch Manager

Adrian Gould
Assistant Vice President
*Branch Manager**

Tawana Jaunai
Assistant Vice President
*Branch Manager**

Mary Ann Ludtke
Assistant Vice President
Branch Manager

Laurie Martell
Assistant Vice President
Branch Manager

Ashley Barry
Assistant Vice President
Retail Banking Staffing
Manager

Rebecca Weston
Assistant Vice President
Retail Banking Operations
Manager

Nicole Kirk
Assistant Vice President
Retail Banking Operations
Specialist

Lauri Lavell
Vice President
Business & Government
Deposit Services
Operations Manager

Michael Vogel
Vice President
Business & Government
Deposit Services
Sales Manager

Christine O'Dea
Vice President
Business & Government
Deposit Services Sales Officer

Catherine Turowsky
Vice President
Business & Government
*Deposit Services Sales Officer**

Brion Robert
Assistant Vice President
Business & Government
Deposit Services Sales Officer

Retail Lending

Matthew Manganelli
Vice President
Retail Lending
Sales Manager

Lisa Kraus
Vice President
Retail Lending
Operations Manager

Kristin Gravanis
Vice President
Mortgage Loan Officer

Michele Welch
Vice President
Mortgage Loan Officer

Richard Zabielski
Vice President
Senior Underwriter

Irene Alves
Assistant Vice President
Senior Closer/Funder

Margaret Sherrit
Assistant Vice President
Secondary Market
Sales Specialist

Daniel Wozniak
Assistant Vice President
Retail Lending Operations
Production Manager

Secretary of the Corporation

Theresa Szlosek
Assistant Vice President
Corporate Secretary

Wealth & Product Management

Anne Faunce
Vice President
Wealth and Product
Management

* Connecticut




Corporate INFORMATION

Executive Offices
Western New England Bancorp, Inc.
141 Elm Street, Westfield, MA 01085
413.568.1911
westfieldbank.com

Annual Meeting
The annual meeting will take place on
Thursday, May 14, 2026 at 10:00 a.m. at the
Sheraton Springfield Monarch Place Hotel,
One Monarch Place, Springfield, MA 01144.

Independent Auditors
Wolf & Company, P.C.
255 State Street, Boston, MA 02109

Counsel
Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW, Washington, DC 20004
202.637.5600

Transfer Agent and Registrar
Computershare Shareholder Services
P.O. Box 43006, Providence, RI 02940-3006

Shareholder Relations
Western New England Bancorp, Inc., shareholders and the public
are encouraged to contact us with any questions or comments.
Questions pertaining to the material presented in this report and
requests for a copy of the Annual Report on Form 10-K filed with
the Securities and Exchange Commission should be directed to:

Meghan Hibner
Investor Relations Officer
Western New England Bancorp, Inc.
141 Elm Street, Westfield, MA 01085
413.568.1911

Common Stock Listing
Western New England Bancorp, Inc. common stock is listed on
the NASDAQ Stock Exchange and is traded under the symbol
"WNEB."